TECHNICAL REPORT AND ESTIMATE OF GOLD MINERAL RESOURCES FOR THE COUNTY LINE PROJECT
MINERAL AND NYE COUNTIES, NEVADA, USA

PREPARED BY

RESPEC Company, LLC
210 South Rock Boulevard
Reno, Nevada 89502

PREPARED FOR

Fortitude Gold Corp.
723 South Cascade Avenue
Colorado Springs, CO 80903

REPORT DATE: FEBRUARY 27, 2026
EFFECTIVE DATE: DECEMBER 31, 2025

Project Number M0445.25001





TABLE OF CONTENTS











LIST OF TABLES





LIST OF FIGURES







1.0 EXECUTIVE SUMMARY

1.1 INTRODUCTION

RESPEC Company LLC ("RESPEC") has prepared this technical report summary on the County Line Property ("the Property") at the request of Fortitude Gold Corp. ("Fortitude"). The Property straddles Mineral and Nye Counties, Nevada and is held by County Line Minerals Corp. ("CLMC") and County Line Holdings, Inc. ("CLH"), which are 100% owned subsidiaries of Fortitude. The County Line Project ("the Project") refers to the area around the County Line East Zone and Main open pit mineral resources. This report provides a technical summary of the detailed assessment of mineral resources and other relevant considerations regarding the Property under the U.S. Securities and Exchange Commission ("SEC") Regulation S-K. The Effective Date of this Technical Report is December 31, 2025.

1.2 PROPERTY DESCRIPTION AND OWNERSHIP

The Property is in the historic Fairplay mining district, on the eastern side of Gabbs Valley straddling the border of Mineral and Nye Counties, approximately 51 miles northeast of Hawthorne, Nevada. The approximate center of the County Line Main open pit is Latitude 38.759° North and Longitude 118.016° West (UTM 411,724 E, 4,290,523 N, Zone 11). The Property includes 339 unpatented lode, placer, and mill mineral claims that encompass 6,022 acres. The unpatented claims are located on United States Bureau of Land Management ("BLM") land. Fortitude purchased 100% interest in 54 unpatented claims through a one-time cash payment of $300,000 to Nevada Select Royalty, Inc. ("Nevada Select"), who retained a net smelter returns ("NSR") royalty of 3% on the purchased claims. Claims surrounding the 54 purchased claims are subject to a 3% NSR within a one-mile area of interest, of which 1% of the NSR can be purchased for an additional US$1,000,000. Following the agreement between Fortitude and Nevada Select, Gold Royalty Corp. ("Gold Royalty") completed a purchase of Ely Gold Royalties, Inc., which was the parent company to Nevada Select. Due to this transaction, all agreements going forward regarding the County Line Property are between Fortitude and Gold Royalty. Surface usage by Fortitude, through its subsidiaries, is permitted by the BLM and is sufficient to support foreseeable project activities. The mineral claim listings were renewed by September 1, 2025, and are valid until September 1, 2026. A summary of the claims is shown in Table 1-1.

Food Machinery & Chemical Corporation ("FMC") previously mined the Property from 1986 to 1993 through their subsidiary FMC Gold. In consequence, there are two existing open pits—County Line Main and East Zone—a leach pad and waste dump, access roads that are still open, berms around the County Line Main open pit, a perimeter fence around the open pit and leach pad, and a locked gate at the main entrance. The BLM completed reclamation activities at the County Line Mine in 2006. The mitigation efforts included the construction of berms around the County Line Main open pit, installation of a perimeter fence around the open pit and leach pad, and a locked gate at the main entrance of the historical mine. The Nevada Division of Environmental Protection ("NDEP") accepted the mine closure plan and the remediation work done by the BLM.

Fortitude has not disturbed the leach pad during its onsite activities and does not currently plan to disturb the reclaimed historical heap leach pad. The potential environmental impacts from these historical mining operations are not expected to affect Fortitude's ability to conduct exploration or



operational activities. At the completion of operations, Fortitude will be required to reclaim the Project site as specified in the approved reclamation and closure plans. Closure requirements generally include reclamation for open pits, waste rock storage facilities, roads, removal of all facilities and debris, revegetation, and monitoring of vegetation and water quality.

The Property and the current land ownership position, which is entirely comprised of unpatented mining claims on BLM land, means that the relevant counties, the state, and federal agencies require permits and licenses. The lead permitting agencies are Mineral and Nye Counties, the State of Nevada, the U.S. Department of the Interior, and the BLM Carson City District Office and Stillwater Field Office. On September 30, 2025, Fortitude received all approvals from the BLM and the NDEP to construct and operate the Property. Permits for current exploration and operation are in good standing. Mining commenced in January 2026.

Table 1-1. Summary List of County Line Property Claims

Claim Count	Claim Name & Number	Claim Type	Claim Location Year	Owner	Acquisition History
5	GOOSE 17, 19, 21, 116, 118	Unpatented Lode	2014	CLMC	Acquired from Nevada Select
15	GOO 1-15	Unpatented Lode	2017	CLMC	Acquired from Nevada Select
5	EAST 15-19	Unpatented Lode	2017	CLMC	Acquired from Nevada Select
11	MIN 1-3, 5-11, 17	Unpatented Lode	2017	CLH	Acquired from Nevada Select
17	MIN 4, 12-16, 18-28	Unpatented Lode	2017	CLMC	Acquired from Nevada Select
1	CC-1	Unpatented Placer	2017	CLH	Acquired from Nevada Select and restaked as NCC-1 claim
6	NCC 1-6	Unpatented Placer	2018	CLH	CLH Staked
63	PP 1-63	Unpatented Lode	2017	CLMC	GRCN Staked and Quit Claimed to CLMC
19	WWP 1-19	Unpatented Placer	2025	CLMC	CLMC Staked
5	WW 1-5	Unpatented Lode	2025	CLMC	CLMC Staked
34	CLX 1-34	Unpatented Lode	2025	CLMC	CLMC Staked
11	CLW 1-11	Unpatented Lode	2025	CLMC	CLMC Staked
13	CLN 1-13	Unpatented Lode	2025	CLMC	CLMC Staked
21	CLM 1-21	Unpatented Mill	2025	CLMC	CLMC Staked
114	CLS 25-40, 43-104, 110-119, 122-142, 146-154, 164	Unpatented Lode	2025	CLMC	CLMC Staked
339	Claim Total				



1.3 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Property is in a sparsely populated area characterized by low rolling hills and flat pediment areas. The Property is approximately 141 miles directly southeast of Reno, 78 miles southeast of Fallon, and 51 miles northeast of Hawthorne. The town of Hawthorne, with a population of approximately 3,000, serves as a regional support hub with a minor airport and well-developed infrastructure and services that support the surrounding mining and processing industry. The nearby towns of Hawthorne, Tonopah, and Fallon, along with Reno, can supply sufficient skilled labor for the project.

Access to the Property is by paved road from Hawthorne via US Route 95 (also known as Veteran's Highway) to Luning, then northeast on Nevada State Route 361 (also known as Gabbs Valley Road). From Reno, the Property can be accessed by traveling east on Interstate 80 to Fernley. From there, traveling east on US Route 50 to Fallon, turning south at the intersection with Nevada State Route 361 at Middlegate, and then accessing the Property 11miles past Gabbs.

CLMC received Permit No. 92404 for the use of waters of an underground water source from Nevada Division of Water Resources. CLMC drilled a production water well in 2025 on the Property land holdings. CLMC applied for a change in the point of water diversion so that the water well can be used for onsite operations. Due to the processing approach of only using a crushing facility with no other facility, the operations expect to use limited quantities of water for dust suppression. Diesel generators on-site will provide power for operations.

The elevation on the Property ranges from 4,880 to 5,829 feet above mean sea level. The Property lies at the westernmost slope of the Paradise Range and coinciding southeastern margin of Gabbs Valley, northeast of Finger Rock Wash. The climate in the area is classified as cold desert. The climate varies, but in general, the summers are hot and dry, and the winters are cold. Precipitation is low and occurs as snow in the winter and rain in the summer. There is only sparse desert vegetation comprised of low shrubs and grasses. No forested areas or surface water resources are located within the project area.

1.4 MINING AND EXPLORATION HISTORY

The Property is located in the historic Fairplay mining district, and was the site of historical open pit mining from 1986 to 1993, when a total of approximately 1.46Moz of gold, 1,255 metric tons (38.9Moz) of silver, and 457 metric tons of mercury was produced from Paradise Peak District, including County Line Main and East Zone open pits by FMC, through their subsidiary FMC Gold (Sillitoe and Lorson, 1994). Successor owners of the Property include Arimetco, Altan Nevada Minerals Limited ("Altan"), Paradise Peak Mining ("PPM"), Desatoya Goldstrike, Avidian Gold (US) Inc. ("AGI"), Gold Resource Corporation, Nevada Eagle, and North Peak Mining (US), inc. ("NPM") who explored the area from 1995 to 2018. In 2018, through a series of transactions, Fortitude acquired 100% ownership of the Property, which is held through its subsidiaries CLMC and CLH.

From 2012 to 2015, AGI completed 6,230 feet of reverse circulation ("RC") drilling in 24 drillholes. AGI confirmed the existence of gold-bearing units from the base of the East Zone open pit to approximately 110 feet below the pit; gold assays averaged 0.58g Au/t. Fortitude acquired the Property in 2018 and carried out geophysical and geochemical surveys and additional drilling of 163,107 feet in 600 drillholes. Fortitude's resource definition drilling campaigns have focused on confirmation of the



historical drillholes, along with "step-out" holes to extend mineralization in all directions from the historical Main and East Zone open pits. Exploration work, data, and results from 2018 through the Effective Date of this report are attributed to Fortitude. RESPEC considers the data to be appropriate for the estimation of mineral resources.

1.5 GEOLOGY AND MINERALIZATION

The Property is in the western portion of the Basin and Range Province and is within the northeast portion of the Walker Lane Structural Corridor. The County Line Main open pit host rocks are dominated by tuffaceous units that are underlain by andesite. FMC, through their subsidiary FMC Gold, identified that gold mineralization is primarily stratabound in tuffaceous units in and surrounding the County Line Main open pit. Where gold mineralization is identified, the tuff and andesites are moderately to intensely silicified. The County Line Main open pit gold deposit is primarily oxidized with only localized mixed and sulfide mineralization pods. Gold in oxidized and mixed material is readily liberated from the tuff and andesite units by cyanide leach extraction methods. High angle faults, which are oriented north and northwest, are observed in the County Line Main open pit. The north trending high angle faults are iron-stained and appear to have displaced and enhanced the gold mineralization, and therefore RESPEC proposes that minor displacement occurred along the faults both syn- and post-mineralization. The County Line Main deposit is consistent with a high sulfidation epithermal-style deposit type.

Gold mineralization in the County Line East Zone open pit is primarily stratabound in the andesite unit, with high-grade mineralization focused along low- and high-angle structures. The East Zone open pit is oxidized to approximately 80 feet to 120 feet, with sulfide mineralization increasing in abundance below those depths. A secondary zone of oxide and mixed oxide occurs generally in pods and is approximately150 feet to 400 feet below surface. Several structural orientations coalesce in the East Zone area. Low to moderate angled southwest and northeast dipping mineralized zones are both stratabound within the andesite and within structural zones. A high-grade core of the deposit is on the footwall side of the intersection between two low- to moderately dipping zones of mineralization and the footwall of a northwest oriented structure (Fault 1). The County Line East Zone deposit is consistent with a porphyry-style deposit type.

The drilling completed in 2022-2025 by Fortitude showed continuity in the distribution of the gold mineralization and confirmed FMC's observation that gold is dominantly concentrated in the tuffaceous unit in the Main open pit and the andesite unit in the East Zone open pit. Drilling programs determined that gold mineralization at the County Line Main open pit extends to the northeast, northwest (under an area known as Opalite Hill) and southeast; however, truncates to the west and south. The lateral extent of gold mineralization is not yet constrained. Directly below the pit, mineralization extends to a depth of up to about150 feet. Drilling on the periphery of the pit shows that mineralization, which is approximately100 feet thick, dips at roughly 30°NE and extends down dip to a current known depth of 400 feet.

1.6 EXPLORATION

Fortitude commenced surface exploration activities in 2018 on the Property. These activities included mapping and sampling of the County Line Main open pit and sampling the Geochemical Target, and drone flights over the Property to collect high-resolution imagery to aid in regional exploration mapping.





Fortitude completed 600 drillholes in programs between 2022 and 2025 on the Project, totaling 163,107 feet, which included 426 RC holes, 24 diamond core holes, 12 sonic holes, and 138 air track holes. The primary goal of these drill programs was to delineate gold mineralization beneath and next to the County Line East Zone and Main open pit. The programs also included metallurgical and geotechnical core holes and piezometer installations and water wells (production and monitoring) to advance hydrogeological programs, and sonic and diamond drilling to advance pit design and metallurgical and material characterization waste rock management studies.

Exploration conducted by Fortitude from 2018 to the Effective Date of this report is summarized in Section 7.0.

1.7 METALLURGICAL TESTING

In 2018, Fortitude conducted preliminary metallurgical testing on two check samples collected from gold-bearing exposures at the bottom of the County Line Main open pit. Samples were pulverized to p85 target size. The 96-hour cyanide bottle roll tests had positive leach recoveries for gold and silver. Gold cyanide recoveries ranged from 93% to 96% and averaged 94%. Silver cyanide recoveries ranged from 88% to 95% and averaged 92%. Leach kinetics were relatively fast, achieving over 90% of the total gold recovery and over 80% of the total silver recovery in two hours.

In 2023, Kappes, Cassiday & Associates ("KCA") on behalf of Fortitude executed additional metallurgical tests on drillhole samples from the Main open pit area. Samples were crushed to two target size of 100% passing 1.70 millimeters, and 80% passing 0.075 millimeters. Direct head analyses for gold for each composite yielded were 0.154, 0.623, and 0.997g Au/t, and sulfide sulfur percentages of 2.49, 0.60, and 0.34, for composites 1, 2, and 3, respectively. Bottle roll results for gold extracted for each composite yielded was 24%, 68%, and 83% at a target size of 1.70 millimeters, and 51%, 90%, and 92% at a target size of 0.106 millimeters, for composites 1, 2, and 3, respectively. Column leach results for gold extracted for each composite yielded was 49%, 66%, and 81% at crush size of 37.5 millimeters, and 51%, 72%, and 74% at a target size of 9.5 millimeters, for composites 1, 2, and 3, respectively.

In 2024, Fortitude engaged McClelland Laboratories. Inc. to conduct additional test work on drillhole samples from the East Zone open pit area. Gold head grades of the composite samples ranged from 0.48 to 1.52 g Au/t. Gold cyanide solubility ratios (CN/FA) were greater than 99.9% for composites 5036-001 and 5036-003, and were 37.3% for 5036-002. Column tests results showed that 5036-001 and 5036-003 were amenable to heap leach cyanide treatment, and that recovery for 5036-002 was relatively low.

Historical and current test work provide coverage for both the East Zone and Main open pit area. The samples used in the test work are representative of the deposit geology and mineralization, and the results provide evidence that the County Line mineralization is amenable to cyanide heap-leaching at a commercial scale for oxide and mixed material types. Sulfide mineralization may be commercially viable for bulk flotation, however more test work is likely required for proof of concept for mining and processing sulfides.



1.8 MINERAL RESOURCE ESTIMATES

The mineral resource estimate provides the necessary information required to satisfy the stipulations of S-K 1300 for the County Line Project Technical Report. In accordance with industry standards, RESPEC completed a site inspection of the Property on October 8, 2025, and reviewed the available RC chip samples from the holes used in the model. RESPEC is independent of Fortitude.

A cutoff grade of 0.004 oz Au/ton (0.15 g Au/t) was determined from mining, processing, energy, administrative, and smelting/refining costs based on 2025 actual costs from the company's producing nearby Isabella Pearl Mine. Metallurgical gold recovery assumption of 81% for crushed material were used, which reflects the 2023 metallurgical test work completed by KCA, that was adjusted to consider the average operational recoveries from the Isabella Pearl Mine. A gold price of $3,800 per oz was assumed for the County Line East Zone, and $3,400 per oz was assumed for the County Line Main open pit. These gold prices are selected based on a cashflow analysis of the nested pit shells produced during the pit optimization exercise for each mineral resource. All mineral resources were constrained within an economic pit shell, Table 1-2 lists the mineral resource estimation for the Project that has an Effective Date of December 31, 2025.

Table 1-2. Pit Constrained Mineral Resources for County Line Project

(0.004 oz Au/ton CoG)

		Indicated Mineral Resources			Inferred Mineral Resources		
	Description	Tons	Au oz/ton	Au oz	Tons	Au oz/ton	Au oz
Main	Oxide + Mixed (LG)	404,300	0.007	2,800	48,600	0.006	300
	Oxide + Mixed (HG)	805,600	0.027	21,800	68,800	0.02	1,400
	Oxide + Mixed (Total)	**1,210,000**	**0.02**	**24,600**	117,400	0.015	1,700
East	Oxide + Mixed (LG)	1,621,500	0.007	11,300	1,249,400	0.007	8,600
	Oxide + Mixed (HG)	1,041,800	0.015	16,100	135,000	0.012	1,600
	Oxide + Mixed (Total)	**2,663,200**	**0.01**	**27,400**	1,384,300	0.007	10,300
County Line Project Total		**3,873,200**	**0.013**	**52,000**	1,501,700	0.008	11,900

1. The estimate of mineral resources was completed by RESPEC and reported herein, and mineral resources within a constrained optimized pit are block diluted tabulations.

2. Cutoff grade calculations used mining, processing, energy, administrative, and smelting/refining costs based on 2025 actual costs for Fortitude's producing Isabella Pearl Mine.

3. The Project mineral resources are shown in bold and are comprised of all model blocks above a 0.004 oz Au/ton cutoff grade that lie within optimized resource pits. The Project's estimated mineral resources are divided into two material types, low-grade crushed heap leach material with a 0.004 oz Au/ton cutoff grade that will be stockpiled and higher-grade crushed heap leach material with a 0.01 oz Au/ton cutoff grade.

4. Gold recoveries were based on metallurgical gold recovery assumption of 81% for crushed material. This recovery reflects the 2023 metallurgical test work completed by KCA, that was adjusted to consider the average operational recovery from Fortitude's Isabella Pearl Mine (See Table 11-16).

5. Lithology-based densities coded in the block model were based on updated density assays (See Table 11-5).

6. The Effective Date of the estimate is December 31, 2025.

7. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

8. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. Rounding as required by reporting guidelines may result apparent discrepancies in between short tons, grade, and contained metal content.



1.9 INTERPRETATION AND CONCLUSIONS

From 1986 to 1993, FMC mined about 1.46 Moz of gold, 1.255 metric tons (38.9 Moz) of silver, and 457 metric tons of mercury from Paradise Peak Mine and adjacent deposits, including the County Line Main and East Zone deposits (Sillitoe and Lorson, 1994). Prior history of a commercial mine that operated successfully over an extended time period (1986-1993) by FMC provides confirmation of the presence of gold mineralization in addition to recent surface sampling and confirmation drilling by Fortitude.

From 2022 through February 2024, laboratory analyses, which included fire assay ("FA") gold, cyanide leach ("CN") assay gold, intermittent multi-element suite, and specific gravity testing, were completed by Bureau Veritas ("BV") in Sparks, Nevada. From February 2024 through 2025, laboratory analyses, which included FA and CN analyses, intermittent multi-element suite, and specific gravity testing, was completed by American Assay Laboratory ("AAL") in Sparks, Nevada.

Drill data from 2022 through 2025 RC, air track, and core drill programs were collected in the field with industry standard methods, which included sample collection, surveying of all drill collar locations, and completion of downhole deviation surveys on all holes. All drillhole data and associated assay information was compiled into the County Line database, where additional quality assurance/quality control ("QA/QC")checks were completed. The quality and drillhole density of the data was deemed by RESPEC to be sufficient to delineate an S-K 1300 compliant gold mineral resource estimate on the Project.

RESPEC has reviewed the data from the County Line Project and verified the data that is material to this report. It is RESPEC's opinion that the Project data are of sufficient quality for modeling, estimation, and classification of the gold resources disclosed in this report, that the sample distribution, density, and associated laboratory analyses that are completed for the Project are sufficient to indicate reasonable potential for economic extraction. Based on all available data, the mineral resource is classified as Indicated and Inferred.

1.9.1 DISCUSSION

Conclusions of the independent geological modeling and mineral resource estimation are as follows:

- / Verification that disseminated oxide gold mineralization was identified in tuffs and andesites on the Property.

- / The gold mineralization is accessible on surface where the andesites and tuffs are exposed within the existing East Zone and Main open pits.

- / At depth below the Main open pit, gold mineralization continues from the predominate host of a tuffaceous unit into an andesitic unit.

- / Results from the metallurgical testing program indicate that mineralized and oxidized volcanic material from the County Line East Zone and Main deposits can be processed by heap leach cyanidation.

- / Exploration on the Property is sufficient to define a mineral resource to Indicated and Inferred levels of assurance.



/ The exploration potential for additional bulk tonnage mineralization at the Property remains significant. Most of the modeled mineralization in the County Line area is open in several directions, which creates the opportunity to expand the presently defined resources that are potentially minable by open-pit methods. Further exploration is warranted to the south, west, and east of the County Line East Zone open pit, and to the northeast, northwest, and southeast of the County Line Main open pit.

In addition to the risks identified during the mineral resource estimation study, other uncertainties include potential issues that may be identified during the geotechnical studies, resulting in modifications to the currently proposed pit slope angles. Also, additional metallurgical studies may show different recovery percentages of the extractable gold.

Significant risks and uncertainties include:

/ Delineated gold mineralization that was drilled to the south, west and east of the County Line East Zone deposit may be too deep to extract the mineralization economically through surface mining methods, or may be refractory, which will impact the ability to extract the gold mineralization by cyanide solution.

/ Delineated gold mineralization that was drilled to the northeast, northwest, and southeast of the County Line Main deposit may be too deep to extract the mineralization economically through surface mining methods.

/ There is potential that faults may be encountered that will limit further expansion of the current mineral resource if identified during additional exploration.

/ More refinement of geological interpretation and modeling may improve understanding of the controls of mineralization not incorporated in the resource estimate

/ Additional density data may cause modification to the current tonnage factors used in the estimation.

1.9.2   SIGNIFICANT PROPERTY EXPLORATION OPPORTUNITIES

Three highly prospective areas were identified through the work completed by previous operators. These areas are the North Target, Geochemical Target, and Newman Ridge.

1.9.2.1   NORTH TARGET

Three different companies drilled 17 RC at the North Target. PPM drilled hole PPR6, AGI drilled holes CLD10 through CLD12, and NPM drilled 13 NP series holes through an option agreement with AGI. The drill results for PPR6, CLD10, CLD11, and CLD12 returned anomalous gold and therefore support further exploration in this area.

1.9.2.2   GEOCHEMICAL TARGET

The Geochemical Target, which is to the south and west of the East Zone pit, is an area with high exploration potential. AGI completed a soil grid sampling program that identified a large "bullseye" of elevated gold grade in the soils. AGI tested the Geochemical Target area further during their exploration drilling campaigns conducted between 2012, 2013, and 2015. Gold intercepts, although discontinuous, were encountered during these campaigns to depths of 300 feet. In 2023, Fortitude completed a



comprehensive soil survey over the area. When the results from the 2022 rock chip sampling program and 2023 soil sampling project are superimposed on the soil results from the 2012 program, the areas with higher gold grade from each program are coincident. This positive correlation in elevated gold concentrations is confirmation to RESPEC that the gold results from the AGI soil survey are accurate. A drilling program is planned for early 2026 to test areas with elevated gold results.

1.9.2.3   NEWMAN RIDGE

Newman Ridge was drilled by FMC between 1986 and 1991. FMC intersected shallow gold-bearing intervals in RC holes N76 (25 to 40 feet), N110 (50 to 55 feet), and N115 (65 to 115 feet), with deeper gold intercepts at depths of around 300 feet in several other holes. FMC geologists confirmed the gold prospectivity of Newman Ridge through the completion of 43 exploration drillholes. This area is considered by Fortitude to be a high potential target and warrants detailed mapping and follow-up drilling to further define the structures that contain the gold mineralization, and to assess the continuity of gold mineralization as well as the extractability of this gold by cyanide leach.

1.10   RECOMMENDATIONS

RESPEC recommends two phases of additional work to expand the resource potential of the Property. The first phase involves additional surface exploration and drilling. The second phase involves technical studies as described below.

1.10.1   PHASE 1 - PROPOSED COUNTY LINE EXPLORATION PROGRAM

Three areas are proposed for exploration drilling in Phase 1: expansion to the south and west of the East Zone open pit (referred to as the Geochemical Target), Opaline Hill (contiguous with the County Line Main open pit to the north), and the North Target. Prior to drilling, studies such as surface mapping and sampling, ground geophysics, and soil surveys are also planned. Exploration drilling will primarily be RC method, and drilling for geotechnical and metallurgical studies will be by core methods. Proposed exploration program expenditures are detailed in Table 1-3. The estimated cost of the recommended exploration program is $5,580,000. The estimate includes 76,500 feet of RC drilling and 3,250 feet of core drilling.



Table 1-3. Proposed Phase 1 Exploration Program Budget

Item	Estimated Cost
Phase 1A – Drill Hole Targeting	
Geophysics (VLF–EM, Mag, IP)	$141,000
Soil Surveys	$50,000
Mapping / Sampling / Analyses / Data Compilation / Database	$128,000
Vehicles (Trucks and ATVs) / Fuel / Maintenance	$12,000
GIS Map Compilation	$28,000
Phase 1A Total	**$359,000**
Phase 1B – Drilling and Support	
RC Drilling (Geochemical Target, / Opaline Hill / North Target	$2,677,500
Core Drilling (Geotechnical)	$281,250
Sonic Drilling (Metallurgical)	$70,000
Fuel for Drilling / Crew Per Diem / Drilling Supplies / Mob & Demob	$454,450
Water Hauling / Blasting Rods / Survey Markers / Chip Trays / Core Boxes	$152,050
Rig Geologists / Surveying / Per Diems / Housing / Vehicles & Fuel	$287,250
Disposal / Blue Rooms	$10,000
Phase 1B Total	**$3,932,500**
Phase 1C – Analyses	
Analytical Studies / Standards / Bags	$1,256,500
Material Transport to Laboratories	$32,000
Phase 1C Total	**$1,288,500**
County Line Property Exploration Total	**$5,580,000**

1.10.2 PHASE 2 - PROPOSED TECHNICAL STUDIES

RESPEC anticipates that Phase 1 will succeed in expanding the mineral resource of the area and that Phase 2 will be warranted. Proposed technical studies to be completed in Phase 2 include metallurgical and geotechnical testing, hydrogeological studies, waste rock characterization, and revised geology and resource model development. The estimated budget for the recommended Phase 2 technical studies is $1,500,000, as broken down in Table 1-4.



Table 1-4. Phase 2 - Budget for Proposed Technical Studies

Item	Estimated Cost
Metallurgical Tests	$120,000
Geotechnical field work & report	$150,000
Water Monitoring well & pump test & installation	$480,000
Piezometer holes drilling and installations	$150,000
Waste Rock Characterization	$300,000
Geological & Resource model / preliminary engineering studies	$300,000
Total	$1,500,000



2.0 INTRODUCTION

RESPEC Company LLC ("RESPEC") has prepared this technical report on the County Line Property ("the Property"), located in Mineral and Nye Counties, Nevada, at the request of Fortitude Gold Corp. ("Fortitude"), a United States company based in Colorado Springs, Colorado that is listed on the and trading over the counter (OTCQB: FTCO). Fortitude holds and operates the Property through its 100% owned subsidiaries County Line Minerals Corp. ("CLMC"), County Line Holdings, Inc. ("CLH"), following transfer of all land holdings by GRC Nevada Inc. ("GRCN") in 2018.

The County Line Project ("the Project") refers to the area in and around the County Line East Zone and Main open pit mineral resources. The purpose of this report is to provide a technical summary and an updated, current estimate of gold mineral resources for the County Line Main open pit area and an initial assessment of the County Line East Zone open pit area, both within the Property in support of Fortitude's regulatory obligations under the U.S. Securities and Exchange Commission ("SEC") and Code of Federal Regulations subpart 229.1300 of Regulation S-K ("S-K 1300"). This technical report has been prepared in accordance with the disclosure and reporting requirements outlined in the Regulation S-K (Title 17, Part 229, Items 601(b)(96) and 1300 through 1305 of the Code of Federal Regulations) promulgated by the SEC. Terms of Reference and Purpose. The Property is considered a material under S-K 1300. This technical report summary supersedes the most recent technical report and estimated resources for the Property prepared for Fortitude by Loveday et al. (2023).

The Effective Date of this Technical Report is December 31, 2025.

2.1 SOURCES OF INFORMATION

The scope of this technical report summary included a review of pertinent technical reports and data provided to RESPEC by Fortitude relative to the general setting, geology, Property history, exploration activities and results, methodology, quality assurance, interpretations, drilling programs, and metallurgy. RESPEC has fully relied on the data and information provided by Fortitude for the completion of this report, drawing most significantly on the reports of (Loveday et al., 2023), as well as other sources of information cited specifically in portions of this technical report summary and listed in Section 24.0 References. Information reviewed for this report includes published public domain reports and unpublished third-party reports, in addition to geological maps, geochemical, and geophysical data.

RESPEC has also utilized information derived from work done by historical operators and Fortitude. RESPEC has reviewed much of the available data, visited the Project site, and has made judgments about the general reliability of the underlying data. Where deemed either inadequate or unreliable, the data was either eliminated from use or procedures modified to account for lack of confidence in that specific information. RESPEC has made such independent investigations as deemed necessary in their professional judgment to be able to reasonably present the conclusions, interpretations, and recommendations discussed herein.

The quality of information, conclusions, and estimates contained herein is consistent with the level of effort by the qualified persons, based on 1) information available at the time of preparation, 2) data supplied by outside sources, and 3) the assumptions, conditions, and qualifications set forth in this



report. This report updates and replaces the prior technical report summary by Loveday et al. (2023), which is now considered historical.

The authors that prepared this report are specialists in the fields of geology, exploration, and mineral resource estimation and classification. The current mineral resources of this report were estimated and classified under the supervision of RESPEC. For all other matters, including land tenure, legal obligations, and environmental permitting, the term "Fortitude" refers collectively to all entities. RESPEC has no affiliations with Fortitude except that of an independent consultant/client relationship. The mineral resources reported herein were estimated to the standards and requirements stipulated in S-K 1300.

2.2 PERSONAL INSPECTIONS

RESPEC conducted a site visit to the Project that was guided by a Fortitude geologist on October 8, 2025. RESPEC reviewed representative drill core and RC cuttings, evaluated, measured the coordinates of selected drillhole collar locations, inspection of sampling procedures at an active RC and core drill site, reviewed logging, and quality assurance/quality control ("QA/QC") sample insertion procedures. Samples and core are trucked to Fortitude's exploration facilities in Mina, Nevada, to be cut and submitted to either American Assay Laboratory ("AAL") or Bureau Veritas ("BV") laboratory, both which are in Sparks, Nevada. RESPEC also reviewed geological cross sections, mineralized drill core, RC chips, and inspected representative exposures in the County Line East Zone open pit and Main open pit.

2.3 EFFECTIVE DATE

The Effective Date of the current mineral resources is December 31, 2025, and the Effective Date of this technical report summary is February 27, 2026.

2.4 UNITS OF MEASURE AND FREQUENTLY USED ACRONYMS, ABBREVIATIONS, DEFINITIONS

In this report, measurements are generally reported in imperial units. Where information was originally reported in metric units, RESPEC has made the conversions as shown below. Gold values are stated in troy ounces per short ton (opt). For metric conversion, one troy ounce is equal to 31.1035 grams and a short ton is equal to 0.9072 metric tons or tonnes. One short ton is equal to 2,000 pounds and one metric ton is equal to 2,204.62 pounds. All distance measurements are in feet (ft) or miles, and all dollar values are in U.S. dollars.

Select historical exploration and drillhole intercept results, and metallurgical testing results, originally reported in either parts per million (ppm) or grams per metric ton (g/t) by previous operators, are not converted to imperial units from their original metric values.

Currency, units of measure, and conversion factors used in this report include:

Linear Measure

1 centimeter	= 0.3937 inch	
1 meter	= 3.2808 feet	= 1.0936 yard
1 kilometer	= 0.6214 mile	



Area Measure

1 hectare	= 2.471 acres	= 0.0039 square mile

Capacity Measure (liquid)

1 liter	= 0.2642 US gallons

Weight

1 tonne	= 1.1023 short tons	= 2,205 pounds
1 kilogram	= 2.205 pounds	

Currency Unless otherwise indicated, all references to dollars ($) in this report refers to the currency of the United States.

Frequently used acronyms and abbreviations

%	percent
AA	atomic absorption spectrometry
ARPD	absolute relative percent difference
AES	atomic emission spectroscopy
Ag	silver
AMSL	above mean sea level
ARDML	acid rock drainage and metal leaching
Au	gold
AuEq	gold equivalent
AV	absolute value
BLM	US Department of the Interior, Bureau of Land Management
CEC	cation exchange capacity
cm	centimeters
CN	cyanide leach
CoG	cutoff grade
core	diamond-core drilling method
CRMs	Certified Reference Materials or standards
CV	coefficient of variation
DEM	digital elevation model
DD	diamond-core drilling method
°	degrees
°C	degrees Centigrade
°F	degrees Fahrenheit
FA	fire assay
ft	foot or feet
g	gram
g Ag/mt	grams silver per million tonne
g Au/mt	grams gold per million tonne
g/t	grams per tonne
g Ag/t	grams silver per tonne
g Au/t	grams gold per tonne



GPS	Global Positioning System
ICP	inductively coupled plasma analytical method
in.	inch or inches
keV	kilo-electron volt
kg	kilograms
kg/mt	kilogram per million tonne
kg/t	kilogram per tonne
km	kilometers
kW	kilowatt
kW/st	kilowatt per short ton
l	liter
lbs	pounds
LiDAR	Light Detection and Ranging
μm	micron or microns, micrometer, or micrometers
m	meters
Ma	million years old
Moz	million ounces
Max.	maximum
mGal	milligal
mi	mile or miles
Min.	minimum
mm	millimeters
MW	megawatt
NDEP	Nevada Division of Environmental Protection
NSR	net smelter return
opt	ounce per short ton
oz	ounce
oz/ton	ounce per short ton
oz Ag/ton	ounce silver per short ton
oz Au/ton	ounce gold per short ton
pH	measure of acidity or alkalinity
PoO	Plan of Operation
ppm	parts per million
ppb	parts per billion
QA/QC	quality assurance and quality control
RC	reverse circulation drilling method
RMA	reduced major axis
RPD	relative percent difference
RQD	rock quality designation
StdDev	Standard Deviation
SWIR	short-wave infrared
t	metric tonne or tonnes
ton	Imperial short ton
tpd	tonnes per day
US	United States
UTM	Universal Transverse Mercator
XRD	X-ray diffraction



3.0 PROPERTY DESCRIPTION AND LOCATION

RESPEC is not expert on issues related to land area, land control, contractual agreements, holding costs, mineral royalties, mineral rights, or environmental and social matters. For the material presented in this Section 3.0, RESPEC has relied entirely on information provided by Fortitude.

3.1 PROPERTY LOCATION

The Property is in the historic Fairplay mining district, which is referred to locally as the Paradise Peak Mining District (United States Geological Survey, 2022). The Property is on the eastern side of Gabbs Valley straddling the border of Mineral and Nye Counties (Figure 3-1). The Property is in the Mt. Annie SE, Nevada 7.5-minute, topographic quadrangle.



Figure 3-1. General Location Map of the County Line Property



Table 3-1 shows the townships, ranges, and sections of the Property in the Mount Diablo Baseline and Meridian.

Table 3-1. Property Location

Township	Range	Section
11N	35E	35
10N	35E	1
10N	36E	4,5,7,8,9

The approximate center of the County Line Main open pit is Latitude 38.759° North and Longitude 118.016° West (UTM 411,724 E, 4,290,523 N, Zone 11).

3.2 LAND AREA AND LAND STATUS

The Property is held by CLMC and CLH, which are 100% owned subsidiaries of Fortitude. The Property includes 293 unpatented lode, 25 placer mineral claims, and 21 mill site claims, and encompasses 6,022 acres. The claims that comprise the Property are listed in Table 3-2. A complete list of claims by claim name, U.S. Bureau of Land Management ("BLM") number, and owner are shown in Appendix A.1.

CLMC purchased a 100% interest 54 unpatented claims (lode claims and one placer claim named CC-1) from Nevada Select Royalty, Inc. ("Nevada Select") through a one-time cash payment of $300,000 and assignment of a 3% royalty on this land package as well as lands within one mile. CLMC and CLH hold 240 unpatented lode claims, 25 unpatented placer claims, and 21 unpatented mill claims. (Table 3-2).

The unpatented mineral claims are located on land owned by the U.S. government and administered by the BLM. There are no Tribal, State of Nevada, or U.S. Forest Service lands within the Property area.



Table 3-2. Summary List of County Line Property Claims

Claim Count	Claim Name & Number	Claim Type	Claim Location Year	Owner	Acquisition History
5	GOOSE 17, 19, 21, 116, 118	Unpatented Lode	2014	CLMC	Acquired from Nevada Select
15	GOO 1-15	Unpatented Lode	2017	CLMC	Acquired from Nevada Select
5	EAST 15-19	Unpatented Lode	2017	CLMC	Acquired from Nevada Select
11	MIN 1-3, 5-11, 17	Unpatented Lode	2017	CLH	Acquired from Nevada Select
17	MIN 4, 12-16, 18-28	Unpatented Lode	2017	CLMC	Acquired from Nevada Select
1	CC-1	Unpatented Placer	2017	CLH	Acquired from Nevada Select and restaked as NCC-1 claim
6	NCC 1-6	Unpatented Placer	2018	CLH	CLH Staked
63	PP 1-63	Unpatented Lode	2017	CLMC	GRCN Staked and Quit Claimed to CLMC
19	WWP 1-19	Unpatented Placer	2025	CLMC	CLMC Staked
5	WW 1-5	Unpatented Lode	2025	CLMC	CLMC Staked
34	CLX 1-34	Unpatented Lode	2025	CLMC	CLMC Staked
11	CLW 1-11	Unpatented Lode	2025	CLMC	CLMC Staked
13	CLN 1-13	Unpatented Lode	2025	CLMC	CLMC Staked
21	CLM 1-21	Unpatented Mill	2025	CLMC	CLMC Staked
114	CLS 25-40, 43-104, 110-119, 122-142, 146-154, 164	Unpatented Lode	2025	CLMC	CLMC Staked
339	Active Claim Total				



Figure 3-2. County Line Property Claim Block.



3.3 ANNUAL HOLDING COSTS

Currently, annual claim maintenance fees are the only payments related to unpatented mineral claims. Maintenance fees for the 2025-2026 year of $84,000 were paid to the BLM and Mineral and Nye in 2025 counties in 2025.

All annual claim maintenance fees and taxes were paid to the BLM and with either Nye or Mineral counties before September 1 of each year. Fortitude completed the payments to Nye and Mineral counties at the same time to comply with the BLM September 1, 2025, hard deadline. The claims are valid until September 1, 2026.

3.4 ROYALTIES AGREEMENTS AND ENCUMBRANCES

Fortitude purchased 100% interest in 54 unpatented claims through a one-time cash payment of $300,000 to Nevada Select Royalty, Inc. ("Nevada Select"), who retained a net smelter returns ("NSR") royalty of 3% on the purchased claims. Claims surrounding the 54 purchased claims are subject to a 3% NSR within a one-mile area of interest, of which 1% of the NSR can be purchased for an additional US$1,000,000. Following the agreement between Fortitude and Nevada Select, Gold Royalty Corp. ("Gold Royalty") completed a purchase of Ely Gold Royalties, Inc., which was the parent company to Nevada Select. Due to this transaction, all agreements going forward regarding the County Line Property are between Fortitude and Gold Royalty.

3.5 MINERAL RIGHTS

3.5.1   UNPATENTED LODE MINING CLAIMS

The Property includes 293 unpatented lode mining claims. Ownership of unpatented mining claims is in the name of the holder (locator), subject to the paramount title of the United States of America, under the administration of the BLM. Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the holder has the right to explore, develop, and mine minerals on unpatented lode mining claims without payment of production royalties to the United States government, subject to the surface management regulation of the BLM and all other applicable state and federal environmental regulations.

3.5.2   UNPATENTED PLACER CLAIMS

The Property includes 25 unpatented placer claims. Unpatented placer claims allow the claim holder the right to extract minerals that are river sands or gravels bearing gold or valuable detrital minerals; hosted in soils, alluvium (deposited by water), eluvium (deposited by wind), colluvium (deposited by gravity), talus, or other rock not in its original place; bedded gypsum, limestone, cinders, pumice, and similar mineral deposits; or mineral-bearing brine (water saturated or strongly impregnated with salts and containing ancillary locatable minerals).

3.5.3   UNPATENTED MILL CLAIMS

The Property includes 21 unpatented mill claims. A mill site claim is a location of nonmineral land not contiguous to a vein or lode intended to be used for activities reasonably incident to mineral



development on, or production from, an associated unpatented or patented lode or placer claim. Upon obtaining authorization under the surface management regulations of the surface managing agency, mill sites may be used for:

/ placement of grinding, crushing, or milling facilities (such as rod and ball mills, cone crushers, and flotation cells) and reduction facilities (such as smelting, electro-winning, roasters, autoclaves, and leachate recovery)

/ mine administrative and support buildings, warehouses and maintenance buildings, electrical plants and substations

/ tailings ponds and leach pads

/ rock and soil dumps

/ water and process treatment plants

/ any other use that is reasonably incident to mine development and operation, except for uses exclusively supporting reclamation or mine closure.

3.6 ENVIRONMENTAL LIABILITIES

Food Machinery & Chemical Corporation ("FMC") previously mined the Project through their subsidiary FMC Gold. In consequence, there are two existing open pits—County Line Main and East Zone—a leach pad and waste dump, access roads that are still open, berms around the County Line Main open pit, a perimeter fence around the open pit and leach pad, and a locked gate at the main entrance. The BLM completed reclamation activities at the County Line Mine in 2006. The mitigation efforts included the construction of berms around the County Line Main open pit, installation of a perimeter fence around the open pit and leach pad, and a locked gate at the main entrance of the historical mine. The Nevada Division of Environmental Protection ("NDEP") accepted the mine closure plan and the remediation work done by the BLM.

Fortitude does not currently plan to disturb the reclaimed historical heap leach pad. At the completion of operations, Fortitude is required to reclaim the Property site as specified in the approved reclamation and closure plans. Closure requirements generally include reclamation for open pits, waste rock storage facilities, roads, removal of all facilities and debris, revegetation, and monitoring of vegetation and water quality.

3.7 ENVIRONMENTAL PERMITTING

3.7.1 REQUIRED PERMITS AND STATUS
On September 30, 2025, Fortitude received all approvals from the BLM and NDEP to develop the Property into a mining operation. Mining commenced in January 2026.

3.8 WATER RIGHTS
CLMC received Permit No. 92404 for the use of waters of an underground water source from Nevada Division of Water Resources.



3.9 SOCIAL AND COMMUNITY CONSIDERATIONS

In 2025, Fortitude was involved in multiple communications with stakeholders in the vicinity of the Property to address impacts of the mining the Property, such as water use, increased traffic on roads created by the mining activity, and employment. Specific stakeholders that Fortitude engaged with are listed below:

Tribal Governments

- / Duckwater Shoshone Tribe
- / Northern Paiute Tribe
- / Western Shoshone Tribe

Nye County

- / Board of County Commissioners
- / Gabbs Town Advisory Board
- / Gabbs Community

Mineral County

- / Board of County Commissioners
- / Hawthorne Community
- / Mina Community

3.10 OTHER SIGNIFICANT FACTORS AND RISKS

RESPEC is not aware of any material risks not described in this report that will materially affect the ability to perform work on the Property.



4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1 TOPOGRAPHY, ELEVATION, AND VEGETATION

The Property is near the western edge of the Basin and Range Province, a major physiographic region of the western United States. The region is typified by north-northeast trending mountain ranges separated by broad, flat, alluvium-filled valleys. At the western margin of the Basin and Range Province, in the Walker Lane Structural Corridor, the mountain ranges trend northwesterly, parallel to the Sierra Nevada and White Mountains ranges.

The Property is in an area of low rolling hills and flat pediment areas at elevations between 4,880 and 5,829 feet above mean sea level. The Property lies at the westernmost slope of the Paradise Range and coinciding southeastern margin of Gabbs Valley, northeast of Finger Rock Wash. There is only sparse desert vegetation of low shrubs and grass. No forested areas or surface water resources are located within the Property area.

4.2 PROPERTY ACCESSIBILITY

Located 51 miles from the County Line Property, the town of Hawthorne, the county seat of Mineral County, Nevada, is the most populous town in the immediate area. From Hawthorne, the Property can be accessed via US Route 95 (also known as Veteran's Highway) to Luning, then northeast on Nevada State Route 361 (also known as Gabbs Valley Road) (Figure 4-1).

From Reno, the Property can be accessed by traveling east on Interstate 80 to Fernley, traveling east on US Route 50 to Fallon, turning south at the intersection with Nevada State Route 361 at Middlegate, and accessing the Property 11 miles north of Gabbs.





Figure 4-1. Access to County Line Property from Hawthorne, Nevada.



4.3 CLIMATE

The climate in the area is classified as cold desert. Temperature and precipitation data recorded at the Mina and Tonopah meteorological stations (US Climate Data, 2024) were compiled by SRK Consulting for the 2025 Water Pollution Control Permit application and are also presented below. Temperature and precipitation data recorded at the Mina and Tonopah meteorological stations are presented below. Average minimum and maximum temperature data from Western Regional Climate Center ("WRCC") are summarized by month in Table 4-1. The minimum and maximum average monthly precipitation data from WRCC are summarized in Table 4-2. Precipitation is low and occurs as snow in the winter and rain in the summer. Field operations can be conducted throughout the year on the Property.

Table 4-1. Average Minimum and Maximum Temperature by Month

Month	Average Maximum Temperature (˚F) [1]	Average Minimum Temperature (˚F) [1]	Average Maximum Temperature (˚F) [2]	Average Minimum Temperature (˚F) [2]
January	46.65	21.20	23.08	16.42
February	52.44	25.25	25.84	18.36
March	59.43	30.22	30.22	21.15
April	67.16	36.46	37.08	23.63
May	76.27	45.00	44.32	24.86
June	87.16	54.35	53.03	27.26
July	95.79	61.62	61.57	26.53
August	93.64	58.83	59.53	26.06
September	84.97	49.13	52.03	25.37
October	71.77	37.89	40.94	22.86
November	57.32	28.23	30.96	19.50
December	47.43	21.67	24.53	15.77

[1] Mina Meteorological Station, WRCC January 1896 through July 2024
[2] Tonopah Meteorological Station, WRCC January 1902 through July 2024



Table 4-2. Average Precipitation by Month

Month	Average Monthly Precipitation (inches) [1]	Average Monthly Precipitation (inches) [2]
January	0.41	0.34
February	0.36	0.38
March	0.39	0.52
April	0.48	0.50
May	0.62	0.43
June	0.34	0.21
July	0.38	0.44
August	0.36	0.61
September	0.27	0.32
October	0.37	0.53
November	0.27	0.29
December	0.37	0.38
Annual Total	4.62	4.95

[1]Mina Meteorological Station, WRCC January 1896 through July 2024
[2]Tonopah Meteorological Station, WRCC January 1902 through July 2024

Empirical evaporation data from the pan evaporation monitoring station in Silver Peak, Nevada are available from 1967 to 2005. Monthly average pan evaporation values, in inches, are presented in Table 4-3. Pan evaporation exceeds average precipitation by a factor of ten or more for all months except December and January. The annual average pan evaporation exceeds average annual precipitation by a factor of 20. Although there is seasonal variability, the Property climate has high evaporative demand.



Table 4-3. Average Pan Evaporation and Precipitation by Month

Month	Average Pan Evaporation (inches), Silver Peak Station	Average Monthly Precipitation (inches), Mina Station	Average Monthly Precipitation (inches), Tonopah Station
January	0.00	0.41	0.34
February	3.84	0.36	0.38
March	7.26	0.39	0.52
April	10.13	0.48	0.50
May	13.60	0.62	0.43
June	16.31	0.34	0.21
July	17.98	0.38	0.44
August	15.92	0.36	0.61
September	11.32	0.27	0.32
October	6.88	0.37	0.53
November	2.94	0.27	0.29
December	0.00	0.37	0.38
Annual Total	106.18	4.62	4.95

4.4 INFRASTRUCTURE AVAILABILITY AND SOURCES

CLMC received Permit No. 92404 for the use of waters of an underground water source from Nevada Division of Water Resources. CLMC drilled a productive water well in 2025 on the Property land holdings. CLMC applied for a change in the point of water diversion so that the water well can be used for onsite operations. Due to the processing approach of only using a crushing facility with no other facilities, the operations anticipate the use of limited quantities of water for dust suppression. Diesel generators on-site will provide power for operations

The Property is located 19 miles north and east of Fortitude's Isabella Pearl Mine, which provides process facilities, infrastructure and expertise (Figure 4-1). Gabbs is the closest community to the Property. Gabbs has an airport with two dirt surfaces runway with that can be used for emergency evacuations. Hawthorne is a 45-minute drive from the Property. Hawthorne provides services, such as medical care, schooling, lodging (hotels and rental properties), grocery, fuel, and living supplies, and personnel. Fallon is a 90-minute drive from the Property, and it has the same amenities as Hawthorne, plus access to mechanical repair shops and supplies. Reno is a 2.5-hour drive from the Property. It has the Reno-Tahoe International Airport, three full service medical centers, and the University of Nevada Reno (UNR), which can provide specialized engineering and geological personnel. Reno also has specialty mining and exploration suppliers.



5.0 HISTORY

The Property is in the historic Fairplay mining district, locally referred to as the Paradise Peak Mining District. This mining district contains gold and silver-bearing replacement-style high sulfidation epithermal deposits. The largest known deposit is Paradise Peak, which was discovered by FMC in 1983 and produced more than one million ounces of gold. During the same period, FMC also discovered and mined other satellite deposits in the district, including County Line, Ketchup Flats, Ketchup Knob, and East Zone (Sillitoe and Lorson, 1994).

5.1 PRIOR OWNERSHIP, OWNERSHIP CHANGES, EXPLORATION, AND DEVELOPMENT

5.1.1 HISTORICAL TIMELINE—PARADISE PEAK MINING DISTRICT

The discovery of the County Line deposit is associated with the exploration and development of the Paradise Peak Mine. A summary of the exploration and development activities in the vicinity of the Property is presented below.

/ 1982: William and Ardith Anell identified alteration in the area and contacted the FMC. Working with FMC geologists in September 1982, they completed a rock sampling program over the area. Many of the rock-chip samples contained anomalous gold. In November 1982, FMC initiated a large staking program and completed additional surface rock-chip and soil sampling (Thomason, 1986).

/ 1983: The first rock samples were collected from the Paradise Peak mineral deposit. Drilling of the Paradise Peak area commenced in June. The first hole intersected over 80 feet of 0.35 opt gold (Thomason, 1986).

/ 1984: FMC completed drilling on 100-foot centers in mid-1984. FMC completed mineral resource and reserve calculations, and their mine planning provided the basis for a favorable economic evaluation. Before the end of the year, FMC had finished metallurgical testing and mill design (Thomason, 1986).

/ 1985: FMC commenced mill construction at Paradise Peak Mine in January 1985 and was completed in early 1986 (Thomason, 1986).

/ 1986: FMC poured the first gold-silver doré bars from the Paradise Peak Mine on April 24 (Thomason, 1986).

/ 1989: FMC completed drilling the County Line deposit and began heap leach operations (Thomas and Brook, 2014).

/ 1993: FMC completed mining at the Paradise Peak Mine and adjacent deposits by mid-1993, having produced 1.46 Moz of gold, 1,255 metric tons (38.9 Moz) of silver, and 457 metric tons of mercury (Sillitoe and Lorson, 1994).

/ 1995: Arimetco Inc. ("Arimetco") purchased all FMC's holdings on the Paradise Peak Property and completed a study to assess the remaining gold and silver in the FMC heap leach operations.

/ 1997: Arimetco declared bankruptcy.



- / 2004: Public Land Order No. 7619 (69 FR 62286) withdrew the County Line area from mineral entry. All existing claims were declared invalid.

- / 2006: the BLM used a $200,000 cash reclamation surety bond posted by Arimetco for the County Line site to build a berm and perimeter fencing around the pit and install a locked gate. After finishing this work, the BLM considered the reclamation project complete and the mine closed.

- / 2007: Altan Nevada Minerals Limited ("Altan"), a subsidiary of VLM Ventures Ltd. ("VLM"), acquired a contiguous 204 unpatented lode claim block south of the County Line Main open pit (4,070 acres). Altan Rio named the claim block the Radar Property.

- / 2008: the U.S. Secretary of the Interior issued an order that released the County Line Main open pit and surrounding area from the mineral withdrawal. The order took effect at 9 a.m. on September 3, 2008, and provoked a staking rush, during which both Paradise Peak Mining ("PPM") and Desatoya Goldstrike LLC ("Desatoya") located overlapping claims in the County Line Main open pit area.

- / 2008–2011: Altan completed mapping, rock and soil sampling, and geophysical surveys on the Radar Property (Moran, 2011).

- / 2009: PPM completed a drill campaign that included holes north of the County Line Main open pit in an area later named North Target.

- / 2010–2011: Avidian Gold US Inc. ("AGI") made agreements with both PPM and Desatoya for their claims.

- / 2011: VLM contracted SRK Consulting to author a technical report on the Radar Property that was published in August. In December, VLM completed transactions that resulted in a name change to Altan Nevada Minerals Limited ("Altan").

- / 2012: AGI signed a lease agreement with Altan and completed sonic and core drilling campaigns in Q2 and Q3, following this land consolidation. The AGI programs focused on drilling the leach pad and exploration properties.

- / 2014: Gold Resource Corporation, by and through its subsidiary GRCN, signed mining lease and option to purchase agreements with Altan and Nevada Eagle LLC ("NE") on their respective claims located south of the County Line Main open pit. GRCN completed a core drilling campaign as part of their exploration.

- / 2016: GRCN terminated agreements with Altan and NE. AGI subsequently entered a joint venture with North Peak Mining (US), inc. ("NPM") focused on assessing NW oriented structural controls in the North Area. The agreement was terminated that same year.

- / 2017–2018: All claims held by third parties in the general area around the County Line Main open pit and to the south were allowed to lapse. Nevada Select acquired the area now known as the Property through a 2017 staking program. Later in 2018, GRCN purchased 100% interest in the claims comprising the Property from Nevada Select. The land holdings were then transferred to CLMC and CLH.

5.1.2   HISTORICAL EXPLORATION BY AREA WITHIN CURRENT LEASE BOUNDARY

Prior to Fortitude's acquisition of the Property, other companies conducted mapping, sampling, and drilling campaigns. FMC completed several mapping and surface sampling campaigns while they were



exploring and producing from the area, but Fortitude only had limited access to these data sets. Fortitude assembled data from AGI's surface sampling and drill campaigns. Between 1983 and 2017, various operators drilled approximately 247 holes within the boundaries of Fortitude's current land package. Figure 5-1 shows the drill hole locations, the company that completed the drilling, and the names of the areas where the drilling occurred. Activities completed in each of these areas are listed in Table 5-1 and further shown on Figure 5-2 through Figure 5-7.

Table 5-1 uses the following abbreviations: "DD" are diamond drill (core) holes, "RC" are reverse circulation drill holes, "Sonic" is material retrieved through sonic-style core drilling.

Some of the limitations of the datasets are listed below:

/ **Drill collar and surface sample location accuracy**: Uncertainty exists in drill collar and sample locations—there are differences in the coordinate systems implemented by each company. Errors were potentially introduced when a company undertook projections to different coordinate systems over time. Fortitude has not attempted to validate the original sample and hole locations in the field because Fortitude assumes that many of the original hole markers no longer exist.

/ **Sample interval accuracy from RC chip samples**: Uncertainty exists about the accuracy of the sample intervals from the holes on the included figures. Most original assay certificates relative to sample collection depths are not available. The intervals included are taken from each company's internal reports.

/ **Accuracy of gold grades**: Typically, the gold grades were taken from historic company documents because Fortitude does not have access to the original assay certificates. To lower the probability of introducing transcription errors, the gold grades shown on the figures are those presented in each company's original reports—which is why there is a mix of g/t and opt grades.

The historically drilled areas shown on Figure 5-1are reviewed in the following subsections.





County Line Pit
North Target
East Zone
Geochemical Target
Newman Ridge
Jackpot
Legend
AGI - (NPM optionee - 2016) 12 RC
Altan - (GRCN optionee 2014-15) 2 DD
AGI - (2012-13) 40 Sonic & RC
PPM - (2009) 10 RC
Arimetco - (1992) Heap Leach Study
FMC - (1986-1991) 229 RC & DD
GRCN 2022-23 Claim Boundary
Scale 1:25,000
0 625 1,250 2,500 3,750 5,000 Feet
N
S
E
W

Figure 5-1. Areas and Historic Drill Holes in Current Claim Boundary

(Loveday et al., 2023)



Table 5-1. Historical Exploration Activities and Select Drill Intercept Results

Operation Years	Company	Program Summary	Select Drill Intercepts
1983–1991	FMC	174 Holes (N, NC, & P), Gravity, Magnetic & Resistivity Surveys	N-61: 130'-230' (anomalous Au)
			N-89: 220'-320' (anomalous Au)
			N-75: 380'-385' @ 0.037opt Au
			N-76: 25'-40' @ 0.031opt Au; 315'-320' @ 0.034opt Au
			N-92: 115'-130' @ 0.064opt Au
			N-93: 40'-50' @ 0.035opt Au
			N-97: 325'-340' @ 0.035opt Au
			N-110: 50'-55' @ 0.034opt Au
			N-115: 65'-115' @ 0.033opt Au
			N-116: 300'-305' @ 0.034opt Au
			N-118: 230'-235' @ 0.035opt Au
			NC-1: 50'-80' @ 0.04opt Au; 100'-110' @ 0.03opt Au
			NC-2: 90'-110' @ 0.04opt Au; 115'-120' @ 0.025opt Au; 150'-230' @ 0.08opt Au
			NC-4: 25'-80' @ 0.023opt Au; 105'-180' @ 0.03opt Au
			NC-5: 100'-125' @ 0.08opt Au; 140'-175' @ 0.06opt Au
			NC-6: 45'-60' @ 0.042opt Au; 75'-85' @ 0.027opt Au; 100'-105' @ 0.02opt Au; 120'-125' 0.02opt Au; 135'-140' @ 0.02opt Au; 180'-245' @ 0.023opt Au; 255'-265' @ 0.023opt Au
			NC-7: 27'-75' @ 0.025opt Au; 110'-160' @ 0.021opt Au
			NC-8: 95'-100' @ 0.029opt Au
			NC-9: 110'-135' @ 0.025opt Au; 250'-280' @ 0.023opt Au
			NC-10: 110'-120' 0.026opt Au; 220'-255' @ 0.057opt Au
			NC-19: 420'-430' @ 0.05opt Au; 480'-490' @ 0.03opt Au
			NC-46: 610'-650' @ 0.04opt Au
			NC-51: 165'-190' @ 0.057opt Au
			NC-52: 190'-200' @ 0.027opt Au
			NC-53: 25'-75' @ 0.022opt Au; 115'-145' @ 0.04opt Au
1995–1997	Arimetco	Heap Leach Study; 7 RC Holes	Results from this drilling campaign are not presented in this report as subsequent drilling of County Line leach pad by AGI could not replicate the gold grades.
2008–2011	Altan Rio	Soil & Rock Geochemistry, Gravity, Magnetic & Resistivity Geophysics	No drilling



Operation Years	Company	Program Summary	Select Drill Intercepts
2009	PPM	10 RC Holes; IP Geophysics	PPR6: 0'-110' @ 0.35g Au/t (no other drill hole data from this program available)
2012–2013 & 2015	AGI	24 RC Holes (CLD Series)	CLD1: 0'-30' @ 3.85g Au /t
			CLD2: 0'-30' @ 3.84g Au/t
			CLD3: 35'-85' @ 1.26g Au/t
			CLD4: 0'-40' @ 0.42g Au/t
			CLD6: 60'-85' @ 3.08g Au/t
			CLD7: 0'-160' @ 0.31g Au/t
			CLD8: 0'-240' @ 0.43g Au/t (inc. 0'–110' @ 0.58g Au/t)
			CLD9: 0'-250' @ 0.22g Au/t (inc. 130'-250' @ 0.31g Au/t)
			CLD10: 0'-40' @ 0.32g Au/t
			CLD11: 5'-50' @ 0.20g Au/t
			CLD12: 0'-45' @ 0.50g Au/t
			CLD12P: 25'-65' @ 0.23g Au/t; 200'-275' @ 0.94g Au/t
			CLD13: no significant intervals
			CLD14P: 0'-25' @ 0.72g Au/t
			CLD15P: 0'-25' @0.65g Au/t
			CLD16: 0'–275' @ 0.15g Au/t (inc. 0'-5' @ 1.78g Au/t)
			CLD17: 0'-300' @ 0.40g Au/t (inc. 0'-20' @ 0.55g Au/t; 120'-300' @ 0.51g Au/t with 260'-300' @ 0.96g Au/t). Hole stopped @ 300' in 0.4g Au/t
			CLD18: 0'-280' @ 0.34g Au/t (inc. 0'-15' @ 0.40g Au/t; 65'-90' @ 0.39g Au/t; 150'-170' @ 0.47g Au/t)
			CLD19 (assays started at 230'): 235'-335' @ 0.40g Au/t
			CLD20: no significant intervals
			CLD21: 245'-250' @ 0.52g Au/t
			CLD22: 5'–200' @ 0.35g Au/t (inc. 65'-125' @ 0.52g Au/t)
			CLD23: 5-75' @ 0.22g Au/t (inc. 110'-115' @ 0.51g Au/t)
2012–2013	AGI	17 Sonic Holes (SL Series)	SL1: 0'-40' @ 0.10g Au/t
			SL2: 0'-100' @ 0.13g Au/t
			SL3: 0'-120' @ 0.17g Au/t
			SL4: 0'-120' @ 0.24g Au/t
			SL5: 0'-120' @ 0.23g Au/t
			SL6: 0'-100' @ 0.15g Au/t
			SL7: 0'-100' @ 0.21g Au/t
			SL8: 0'-105' @ 0.38g Au/t
			SL9: 0'-100' @ 0.19g Au/t



Operation Years	Company	Program Summary	Select Drill Intercepts
			SL10: 0'-100' @ 0.26g Au/t
			SL11: 0'-100' @ 0.14g Au/t
			SL12: 0'-80' @ 0.17g Au/t
			SL13: 0'-70' @ 0.21g Au/t
			SL14: 0'-70' @ 0.21g Au/t
			SL15: 0'-70' @ 0.28g Au/t
			SL16: 0'-60' @ 0.22g Au/t
			SL17: 0'-50' @ 0.12g Au/t
2015	Altan	Core Holes (RAD series), Soil & Rock Geochemistry	RAD-15-005: 325'-334' @ 0.74g Au/t
2016	AGI (NPM Optionee)	13 RC Holes (NP Series)	No Significant Grade Intercepts Identified During Drilling
Total	247		

* (') Designates feet in table

5.1.2.1   COUNTY LINE AND EAST ZONE OPEN PITS, AND GEOCHEMICAL TARGET AREA

FMC first discovered the County Line Main open pit during surface sampling and exploration drill programs completed in the mid-1980s (Figure 5-2). These early programs drilled concentrations of gold that became the County Line Main open pit and East Zone open pit, both of which were mined by FMC in the late 1980s and early 1990s (Figure 5-2, Table 5-1).

Arimetco purchased FMC's interest in the Paradise Peak area in the mid-1990's. In an internal memorandum, Arimetco proposed that the heap leach pad contained elevated gold concentrations. Arimetco drilled the County Line heap leach pad and assessed the extractability of gold and silver from the County Line leach pad at varying cyanide leach concentrations. (Results from individual holes were not available to RESPEC.)

In 2012, AGI consolidated the County Line and East Zone open pit areas and contiguous areas to the north and south. In the following three years, AGI completed an induced polarization ("IP") geophysical survey, rock chip sampling programs for the County Line Main open pit and the East Zone open pit, and a soil grid study over a prospective area to the southwest of the East Zone open pit that they named the Geochemical Target. AGI followed up the surface geochemical and geophysical studies and completed drilling in the County Line Main open pit and East Zone open pit between 2012 and 2013. The significant gold results for their surface and drilling programs are shown on Figure 5-3 to Figure 5-5 and listed in Table 5-1.





Figure 5-2. FMC Drillholes in County Line Open Pit and East Zone Open Pit Areas

(Loveday et al., 2023)





CLD3: 15.24 m @ 1.26 g/t Au
CLD2: 9.15 m @ 3.84 g/t Au
CLD1: 9.15 m @ 3.86 g/t Au
CLD6: 7.62 m @ 3.03 g/t Au
27 m @ 1.34 g/t Au
23.7 m @ 3.86 g/t Au
1.5 m @ 5.53 g/t Au
CLD12P: 22.87 m @ 0.94 g/t Au
33.5 m @ 3.76 g/t Au
CLD4: 12.22 m @ 0.42 g/t Au
42.6 m @ 0.42 g/t Au
CLD14P: 7.62 m @ 0.72 g/t Au
3.05 m @ 1.71 g/t Au
CLD5: NSV
CLD15P: 7.62 m @ 0.65 g/t Au
CLD13P: NSV
0.91 m @ 0.90 g/t Au
1.22 m @ 1.42 g/t Au
1.22 m @ 2.02 g/t Au
AGI County Line Property
County Line Pit Assays
RC Drill Hole
Composite Chip Sample
Indivdual Chip Sample
0-25 ppb Au
26-200 ppb Au
201-500 ppb Au
501-1000 ppb Au
>1000 ppb Au
Countour Interval 5 feet
Feet
0 100 200 400
N

Figure 5-3. AGI Rock Chip Sample and Drill Results from County Line Main Open Pit

(Thomas and Brook, 2014; Figure 8)



Figure 5-4. AGI Soil Sample Grid Results in Geochemical Target Area

(Loveday et al., 2023)



AGI drilled the Geochemical Target in October 2015, completing five RC holes (CLD19 to CLD23) with a cumulative footage of 2,220 feet. AGI collected samples at 5-foot intervals and analyzed the samples with fire assays. The purpose of the drill program was to test if gold mineralization was associated with a "gold shell" of a porphyry system (Brook, 2015). Holes with significant gold-bearing intervals are shown on Figure 5-5. Brook (2015) presented the results and conclusions of this drill program as follows:

/ The Geochemical Target is a porphyry-style system where the gold is associated with pyrite in a widespread quartz-sericite-pyrite alteration assemblage.

/ Widespread gold values of approximately 0.1 g Au/t contained in ubiquitous disseminated pyrite surround higher grade gold mineralization (~0.3 g Au/t) associated with a zone of greater fracture-veinlet density.

/ The higher-grade structurally hosted mineralization appears to be limited in size, based on the 2015 drill program. The potential for significant tonnage may be limited.

/ The drilling did not show evidence that gold mineralization was associated with a "gold shell" of a porphyry system.

AGI also completed sonic drilling on the County Line leach pad. The collar locations of this 17 sonic drill hole program are shown in Figure 5-6. The average gold concentration in the County Line leach pad was approximately 0.2 g Au/t (Table 5-1). Although the assays returned anomalous gold, AGI deemed these values too low to be profitably extracted.

5.1.2.2 NORTH TARGET

As shown in Figure 5-7, three different companies drilled the 17 RC holes at the North Target. (Paradise Peak Mining drilled hole PPR6, AGI drilled holes CLD10 to CLD12, and NPM drilled 13 NP series holes through an option agreement with AGI.)

The results of these drilling campaigns are listed in Table 5-1 and shown in Figure 5-7. In summary, hole PPR6 and holes CLD10 to CLD12 returned promising gold intercepts. In 2016, NPM completed their 13 RC holes to the northwest of those drilled by AGI and PPM (Figure 5-7). NPM drilled their first holes vertically to target a shallowly occurring crystal tuff unit with strong silicification and iron oxide alteration. They drilled a second group of holes to offset visually altered crystal tuff intersected in the first drill holes as both northwest step-outs and angle holes from various directions at existing drill sites and roads. To comply with a BLM surface management notice, AGI's follow-up holes were limited to existing drill sites and roads. Most of the NP-series holes intersected various thicknesses of the targeted silicified tuff. Assays returned weakly anomalous gold. NPM terminated their option agreement after this campaign.



Figure 5-5. Arimetco and AGI Drill Holes at County Line Main Open Pit, East Zone Open Pit, and Geochemical Target Areas

(Loveday et al., 2023)





Figure 5-6. AGI Sonic Drill Hole Locations on County Line Leach Pad

(Thomas and Brook, 2014; Figure 11)





Figure 5-7. Drillholes in North Target Area

(Loveday et al., 2023)



5.1.2.3 NEWMAN RIDGE

FMC explored the Newman Ridge area between approximately 1983 and 1991. Wulftange (1989)—an internal FMC report—stated that the Newman Ridge area interested FMC geologists for three reasons:

/ A gold anomaly at the southern end of the ridge discovered during soil sampling when the area was staked. The results of 1993 follow-up rock-chip sampling also contained anomalous gold values.

/ Detailed mapping of the area showed the lithologies that form Newman Ridge are identical to those at Paradise Peak Mine.

/ The units at Newman Ridge underwent the same hydrothermal alteration processes that affected the lithological units at the Paradise Peak Mine.

As a result, FMC drilled 43 holes to assess Newman Ridge. Mineralized intervals are listed in Table 5-1 and shown on Figure 5-8. Results identified low grade gold mineralization in widely disbursed areas that centered around the higher-grade zones in the Central Newman Ridge area. Mineralized intervals were stratiform within the Gray Tuff unit that is most often strongly silicified and accompanied by weak to strong pervasive iron-staining. Wulftange (1989) postulated that mineralizing fluid transport was aided by an inferred northwest-trending structural zone that connects dacite fissures to mineralization in the Central Newman Ridge area and to the area that contains the County Line, East Zone, and Geochemical Target.

GRCN, while under an option agreement with Altan, completed rock chip sampling in the Newman Ridge area. As shown in Figure 5-9, these rock chip samples returned encouraging results. RESPEC has not found records of the exploration work completed in the Newman Ridge area after the departure of FMC, with exception of the GRCN records discussed above.

5.1.2.4 JACKPOT

The Jackpot area is directly south of Newman Ridge. As shown in Figure 5-9, rock chip samples in the area returned elevated gold grades. FMC drilled in the Jackpot area, as did GRCN under their 2014-2015 Altan option agreement. FMC drilled two holes, N61 and N89, that returned anomalous gold over significant intervals (Table 5-1, Figure 5-10). GRCN drilled hole RAD-15-005, which intersected gold between 325-334 feet that averaged 0.74g Au/t (Table 5-1).



RESPEC



Figure 5-8. FMC Drill Holes in Newman Ridge Area

(Loveday et al., 2023)



Figure 5-9. Altan Rock Chip Samples in Newman Ridge and Jackpot Areas

(Loveday et al., 2023)





Figure 5-10. FMC and Altan Drill Holes in Jackpot Area

(Loveday et al., 2023)



5.1.3 HISTORICAL PRODUCTION

The Paradise Peak gold-silver deposits produced 47 metric tons (1.46 Moz) of gold and 1,255 metric tons (38.9 Moz) of silver (Sillitoe & Lorson, 1994). This metal dominantly came from four high sulfidation epithermal deposits—Paradise Peak, Ketchup Flat, Ketchup Knob, and County Line—with a lesser amount of metal extracted from the East Zone.

Tonnages and metal grades of the individual deposits are listed in Table 5-2 (Sillitoe and Lorson, 1994).

Table 5-2. Historical Paradise Peak Area Production

Deposit	Size (t)	Au grade[1] (g/t)	Ag grade (g/t)	Au content (t)	Ag Content (t)	Ag/Au ratio
Paradise Peak	9,064,220	3.94	125.90	35.71	1,141.20	32
Ketchup Flat[2]	8,239,320	1.03	10.36	8.49	85.36	10
Ketchup Knob	156,439	1.03	25.10	0.16	3.93	24.4
Ketchup Hill[3]	371,916	1.54	30.38	0.57	11.30	19.7
County Line[2]	2,376,850	1.06	10.30	2.52	24.48	9.7
East Zone[2,4]	393,340	0.58	0.65	0.23	0.26	1.1
Paradise Peak District Total	20,602,085			47.68	1,266.53	

1. Calculated using a cutoff grade of ~ 0.34 g Au/t

2. Mineable reserves only

3. Not mined because of sulfidic, refractory nature

4. Only about half of mineable resource extracted



6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT

6.1 REGIONAL AND DISTRICT GEOLOGY

The Property is near the western margin of the Great Basin, within the northeastern portion of the Walker Lane Structural Corridor. The Walker Lane is a major zone of structural deformation characterized by a series of dextral strike-slip faults that were active throughout the middle to late Cenozoic. The Walker Lane Structural Corridor is about 620 miles long, oriented northwest-southeast, and up to 186 miles wide. The Walker Lane is positioned between the western boundary of the extensional Basin and Range Province and the Sierra Nevada microplate (Faulds and Henry, 2008). Published work proposed that this boundary accommodates approximately 20% of the translational motion of the North American and Pacific plates (Ferranti et al., 2009; Carlson et al., 2013).

Volcanism occurred locally, with a large and voluminous volcanic field centered west of the Paradise Range estimated to be more than 39 square miles in original extent (John, 1974). The volcanic units have compositional zonation, typically from intermediate to silicic, and are related to a relatively short duration of volcanism, share a relationship to an early structural extensional period, and are coincident with rapid and thick deposition on an angular unconformity or coarse sedimentary units (John, 1974). Figure 6-1 shows the proposed source area, distribution, and estimated extent of Early Miocene volcanism in the Paradise Range. These volcanic units are commonly covered by Quaternary alluvium— alluvial fans spreading from major drainages into adjacent valleys that occupy the topographically lower regions. The geology of the Project includes older sedimentary and igneous intrusive units overlain by younger volcanic and sedimentary units. Descriptions of the lithological units are provided below.

The region around the Project was affected by multiple structural events and northwesterly oriented high angle faults that are generally associated with the Walker Lane right-lateral trans-extensional system. Figure 6-2 shows the Project location relative to major faults located in the central portion of Walker Lane Structural Corridor (DeLano et al., 2019). North to northeast oriented high angle faults are attributed to Basin and Range extensional tectonics. Locally low angle detachment faults are present and often down drop and rotate the original volcanic stratigraphy into listric half-graben configurations, as illustrated in Figure 6-3 (Rhys, 2020).

6.1.1 STRATIGRAPHY

A simplified geologic map of the Paradise Peak District is presented in Figure 6-4. The corresponding stratigraphic chart is presented in Figure 6-5. The lithological units in the Paradise Peak District are described below.

6.1.1.1 BASEMENT AND INTRUSIVE ROCKS

The Paradise Range is underlain by Paleozoic and Mesozoic metasedimentary, metavolcanic, and metaplutonic rocks intruded by younger granitic to dioritic plutons of Late Cretaceous age (Thomas and Brook, 2014). Exposure of the basement rocks in the area is limited to the northern Paradise Range.

6.1.1.2 VOLCANICS

The Paleozoic to Cretaceous-aged basement rocks were unconformably overlain by late Oligocene to Miocene volcanic rocks that are part of an extensive Tertiary volcanic field that originated to the west



and covered a large part of the area. These volcanic rocks represent the dominant rock units in the area and are subdivided into three volcanic intervals described below.

Younger Andesites (Tya): Compositionally zoned units composed of andesitic to dacitic lavas and subordinate volcaniclastic sandstones and siltstones support the theory that deposition occurred proximal to a central vent or volcano source (Sillitoe and Lorson, 1994). The younger andesite sequence is dated at 20-15.5 Ma (John et al., 1989). This range in ages is consistent with findings of Dobak (1988), which obtained ages of 17.1 Ma ± 0.5 Ma and 18.7 ± 0.6 Ma from volcanics. The younger andesites are cut locally by domes, plugs, and dikes of flow-foliated rhyolite dated at 19-16 Ma (John et al., 1989).

These units may correlate to volcanism of Mount Ferguson, which is a varied colored intermediate lava that ranges in composition from andesite to quartz latite, is cliff forming—commonly exceeding 1,000 feet in thickness, and shows craggy weathering. In addition, these units are commonly porphyritic and contain 10% to 15% phenocrysts of potassium feldspar, hornblende, and pyroxene, with rare quartz. K-Ar ages obtained from this unit range from 15-22 Ma (Ekrin and Byers, 1985).

Middle Tuffs (Tmt): Compositionally zoned series of rhyolitic ash-flow tuffs dated at 23 Ma (John et al., 1989). The ash-flow tuffs are likely outflow facies derived from several calderas that accumulated in topographic depressions, including the Paradise Peak area.

This unit may correlate to a tuffaceous sequence observed in Gabbs Valley. Geologists interpret this tuffaceous sequence—which occurs as a major cooling unit and several thin discontinuous units of highly differentiated quartz bearing rhyolite tuff—as having erupted from a volcanic center that underlies part of Gabbs Valley where Ekrin and Byers (1985) mapped a cauldron boundary. The Gabbs Valley sequence is subdivided as follows:

- / Unit 3—Simple cooling unit of red densely welded tuff.
- / Unit 2—Compound cooling unit of alternating moderately and densely welded pinkish-gray and red devitrified tuff having a white partly welded zone at the base.
- / Unit 1—Simple cooling unit of red and reddish gray densely welded tuff characterized by abundant lithic fragments of rhyolite and interbedded lava and by a very thick (up to 100 feet) black basal vitrophyre.

Older Andesites (Toa): This unit is composed of compositionally zoned volcanic flows of andesitic to rhyodacitic that are radiometrically dated between 26 Ma and 24 Ma (John et al., 1989). Lava can be conspicuously porphyritic, having large (as much as 0.2 inches) blocks of biotite and potassium feldspar up to 0.4 inches in length. The dacitic unit can be a mélange of blocks and fault slivers of various composition that record an important episode of tectonic activity. Exposed thicknesses are up to 100 feet (Ekrin and Byers, 1985).

6.1.1.3 SEDIMENTS

Sedimentary rocks are limited to recent alluvium, lakes and drainages, minor talus, and locally derived boulders and other unconsolidated sediments. Alluvial deposits are the dominant sedimentary units in the Project area. According to Ekrin and Byers (1985) important units include:



- / Alluvial deposits
- / Windblown sand
- / Fan alluvium
- / Esmeralda Formation

Alluvial deposits, which are interpreted to be Holocene to Pleistocene in age, are composed of unconsolidated silt, sand, gravel, and boulders deposited in washes and alluvial fans, as well as talus shed from range fronts. Alluvial deposits range in thickness from 0 feet to greater than 330 feet. Windblown sand, which is Holocene to Pleistocene in age, is composed of subaerial sand and silt interbedded with sheeted gravel. The thickness of this unit varies from 0 feet to more than 100 feet. Fan alluvium, which varies from Pleistocene to Pliocene age, occurs as angular cobbles and pebbles of Tertiary volcanic rocks in a loose to very slightly indurated matrix of sand, silt, and minor clay. Unit thickness varies from 0 feet to 1,000 feet.

The older Esmeralda Formation, which is a yellow-gray and yellow-tan unit that is thinly bedded to thickly bedded, weakly indurated, tuffaceous fluviolacustrine siltstone, sandstone, and mudstone containing ubiquitous beds of tephra or ash-fall tuff 1.2 to 2.0 inches in thickness and beds of pebble gravel or conglomerate, which consists of subrounded and rounded clasts of Tertiary volcanic rocks in a tuffaceous matrix. This unit alters to a puffy "popcorn" appearance, due to the abundance of expandable clay (Ekrin and Byers, 1985). Anorthoclase from a volcanic ash in the top of the deposit yields an Ar40/Ar39 age of 11.8 ± 0.1 Ma (Lee et al., 2020).





Figure 6-1. Source Area, Distribution, & Extent of Early Miocene Volcanism in the Paradise Range.

(Modified from John, 1974; Figure 6.)





Figure 6-2. County Line Property relative to Central Portion of Walker Lane Structural Corridor.

(Modified from DeLano et al., 2019; Figure 3)





District-scale patterns associated with listric, low-angle faults

R
Inflections and splays in
shallow-dipping fault system

S
Basal detachment
to steep extensional faults

Figure 6-3. Conceptual Structural Model for Detachment Faulting

(Rhys, 2020; Figure 14)

6.1.2 STRUCTURAL GEOLOGY

FMC mapped exposed faults in the Paradise Peak and County Line areas during active mining operations in the late 1980s and early 1990s. This work, with subsequent structural geology studies defined four principal styles of faulting (John et al., 1989; Sillitoe and Lorson; 1994; Thomas and Brook, 2014; Moran, 2011). These fault styles are:

- / Northwest to west-northwest high angle faults
- / North to northeast high angle and moderate low angle faults
- / East-west high angle faults
- / Low angle detachment faults without sympathetic orientation

Sillitoe and Lorson (1994) proposed two periods of structural activity, which include an Early Miocene (pre- and probably syn-mineral) structural event, and a later Miocene to Quaternary post-mineral structural event. The latter episode corresponds to extensional (horst and graben) Basin and Range activity. Steep normal faults striking mainly east-northeast and north to northeast represent these Basin and Range structures and they are estimated to be around 17-12 Ma.

Other faults with moderate dips as well as some of the steep faults, striking northwesterly (around 300°-330°) are attributed to association with Walker Lane trans-extensional faulting. The Walker Lane trend is documented to be at least as old as 28 Ma. Deformation has varied over time, with initial extension in a north to north-northeast direction, characterized by west-northwest to northwest-trending strike-slip faults.

Oligocene and Early Miocene rocks in the Paradise Range show evidence for multiple generations of normal faults formed during a period of Early Miocene faulting. The oldest faults now dip at low angles and are cut by younger normal and strike-slip faults (John, 1974). These faults may form as a series of listric extension or half graben and often root or join on a common very low angle base such as an unconformable surface. The bedding may be rooted to high angles on those upper plate faults. The origin of the low angle faults in the area remains unclear. There are some indications that these faults do not penetrate the basement but rather flatten and coincide. Syn-extensional volcanic rocks in the Paradise Range may show gross overall compositional zonation from intermediate to more silicic



compositions with decreasing age. Early Miocene normal faulting and extension occurred during a hiatus in magmatic activity and prior to onset of large-volume intermediate volcanism of the later Miocene (John, 1974). Sillitoe and Lorson (1994) estimate the detachment faulting at Paradise Peak between 18 and 10 Ma.

Structures associated with mineralization at Paradise Peak are dominantly northwest trending high angle normal faults. However, all faults were potentially active during the hydrothermal system and acted as conduits for hydrothermal fluids. Hydrothermal breccias are abundant in many levels of the Paradise Peak deposit and these influence gold and silver mineralization (United States Geological Survey, 2022).

Figure 6-3 shows a conceptual structural model for faults controlling mineralization where gently-dipping, listric master faults may contain mineralized shoots within more steeply dipping inflections, jogs, and near-surface dilatational splays, or along gently dipping basal detachment faults beneath overlying more steeply dipping veins (Rhys, 2020). Many of the north-northeast trending faults have post-mineralization movement (United States Geological Survey, 2022). Four steep, broadly northeast striking strike-slip faults in the County Line area were documented by Sillitoe and Lorson (1994). They interpreted these faults to be post-mineralization. A north-northeast striking post-mineral fault down-dropped the western block containing the County Line Main deposit relative to the eastern block containing the East Zone deposit.

6.1.3   PROJECT AREA GEOLOGY AND MINERALIZATION

Figure 6-4 shows the generalized geology of the Project and the location of cross-section Line A-A' shown in Figure 6-6. Figure 6-5 shows the stratigraphic column of the geology identified on the Project, and Figure 6-6 is a cross-sectional view (A-A') across the County Line Main and East Zone open pit areas that shows the geology and intervals containing gold and silver prior to mining by FMC.

The main bedrock in the Project area is porphyritic andesite of the Older Andesite Sequence, which is locally overlain by the Middle Tuff Sequence. Andesite is the main host in the East Zone deposit. The County Line Main deposit is hosted in tuff with a minor component in andesite (Figure 6-5 and Figure 6-6).

The County Line Main open pit host rocks are dominated by tuffaceous units that are underlain by andesite. FMC, as shown on Figure 6-6, identified that gold mineralization is primarily stratabound in and surrounding the County Line Main open pit, occurring in the tuffaceous unit above the andesite contact, and to a lesser extent within the andesite. The drilling completed in 2022–2025 showed continuity in the distribution of the gold mineralization, as the gold is dominantly concentrated in the tuffaceous unit. Where mineralized, the tuff and andesites are moderately to intensely silicified. The character of the mineralization in County Line Main deposit is oxidized, as gold is readily liberated from the tuffaceous and andesite units by cyanide leach extraction methods. The County Line Main deposit is consistent with a high-sulfidation epithermal-style deposit type. High angle faults oriented north and northwest are observed in the pit. These high angle faults are iron-stained—they do appear to have displaced and enhanced the gold mineralization. Therefore, RESPEC proposes that displacement occurred syn- and post-mineralization along the faults.



The East Zone open pit host rocks are dominated by andesitic units. Gold mineralization is primarily stratabound in and surrounding the East Zone open pit, occurring in the andesitic unit with structures controlling the high-grade gold mineralization. The 2022–2025 drilling showed continuity in the distribution of the gold mineralization—the gold is dominantly concentrated in the andesitic unit. Where mineralized, the andesites show moderate to intense propylitic alteration. The character of the mineralization in County Line East Zone deposit is oxidized near surface, with an irregular transition boundary, and sulfide material at depth. Gold is readily liberated from the andesite units by cyanide leach extraction methods. The County Line East Zone deposit is consistent with a porphyry-style deposit type.

Studies completed on RC chip cuttings from the County Line Main open pit area through short-wave infrared ("SWIR") studies showed that the tuffaceous units are in areas argillically altered and silicified. The identified clays support transitions in smectites that span from lower temperature Fe-rich smectite (nontronite) to higher temperature Al-rich smectite (montmorillonite). In addition, a transition from higher concentrations of iron to higher concentrations in magnesium is observed in the host rocks in areas, which is interpreted to be caused by an increase in temperature. Areas of Advanced argillic alteration are also observed, in which dickite and alunite are enveloped by lower temperature kaolinite.

SWIR studies completed on RC chip cuttings from the East Zone deposit show a systematic transition in oxidation with depth. At the top of the deposit, supergene weathering has induced argillic to advanced argillic (pockets of alunite and dickite) alteration of the upper portions. With increased depth, the alteration transitions to propylitic, which is dominated by epidote, chlorite, and carbonate.

Geochronological (K-Ar) studies completed by Dobek (1988) support that precious metal mineralization in the area was emplaced at approximately 18 Ma. Precious metal-bearing minerals include native gold and silver minerals complexed with chloride, iodide, bromide, and sulfide (cerargyrite, embolite, acanthite, native silver, and iodyrite). Cinnabar was also collected in vugs of silicified rocks.

Textures associated with the mineralization include vuggy silica, replacement of the volcanic host rock with silica as massive and dense (mined as low-grade ore), residual to friable and powdery with jarosite-hematite (mined as high-grade ore), hydrothermal breccias.

Supergene oxidation after mineralization is a major alteration feature and likely related to a paleo water table that defined an abrupt sub horizontal boundary between iron oxide minerals and primary sulfides. The age of supergene alteration is about 10Ma, obtained from alunite at Paradise Peak by Sillitoe and Lorson (1994). The original sulfide content and mineralogy of gold-bearing siliceous rock, including hydrothermal breccia, are not well understood because of the effects of wide-spread supergene oxidation in the weathering environment (Sillitoe and Lorson, 1994). Categories of oxidation materials are:

- / Oxide—no remnant sulfide and presence of oxidation products
- / Transition—presence of remnant sulfide and oxidation products
- / Sulfide—fresh sulfides without oxidation products
- / Non-Oxide—combination of transition and sulfide materials to encompass all material with sulfides present





Gabbs
Hwy 361
A
CL
A′
EAST ZONE
PP
KF
N
0
1 km
Scale
Porphyry gold stockwork
Surface projection of high-sulfidation orebody
Limit of pyrite halo to porphyry-type mineralization
Quartz-alunite alteration
QUATERNARY
Surficial deposits
TERTIARY
Rhyolitic intrusion (19 - 16 Ma)
Younger andesite sequence (20 - 15.5 Ma)
Middle tuff sequence (≈ 23 Ma)
Older andesites (26 - 24 Ma)
PRE-TERTIARY
Undivided lithologies
PARADISE PEAK, NV
Low-angle faults
High-angle faults
A A′ Cross-section
PP Paradise Peak
KF Ketchup Flat
CL County Line
FROM: Sillitoe & Lorson, 1994

Figure 6-4. General Geological Map of County Line, East Zone, Paradise Peak, & Ketchup Flats.

(Modified from Sillitoe and Lorson, 1994; Figure 2.)





QUATERNARY
Qs
Surficial deposits
Tri
Rhyolite (Tri)
Tya
Andesitic to dacitic flows
20 - 15.5 Ma
Tqfp
Quartz-feldspar porphyry (Tqfp)
Tcl
Composite welded tuff
YOUNGER
ANDESITE
SEQUENCE
Detachment fault
Tda
Dacite flow breccia
Tlw
Gray (lower white) welded tuff
~23 Ma
Tlwv
Vitrophyre (Tlwv)
Tcl
Tuff of County Line
Tos
Andesitic flows (Tad)
Tad
Tg
Volcaniclastic sedimentary rocks (Tos)
Purple welded tuff (Tuff of Goldyke) (Tg)
Tlt
Lower welded tuffs
MIDDLE
TUFF
SEQUENCE
26 - 24 Ma
Toa
Andesitic to rhyodacitic flows
OLDER
ANDESITE
SEQUENCE
Detachment fault
PRE-TERTIARY
pTu
Metasedimentary, metavolcanic, and plutonic rocks (undivided)
High sulfidation mineralization
Porphyry gold mineralization

Figure 6-5. Simplified Stratigraphic Chart.

(Modified from Sillitoe and Lorson, 1994; Figure 3A.)





A
A′
EAST ZONE
STOCKWORK
COUNTY LINE
1600m
> 0.3 g/t Au
1450m
1350m
WNW
ESE
FROM: Sillitoe & Lorson, 1994
PARADISE PEAK, NV
East Zone - County Line Cross Section
Ya
Younger andesite sequence
Mt
Middle tuff sequence
Oa
Older andesites
Quartz stockwork
Ore zone
Faults
Detachment faults
Bs
Barren silicification
Limit of sericite halo
0
100
200
300
Feet

Figure 6-6. FMC Geologic Cross Section A-A′ of County Line and East Zone Areas (looking northeast).

(From Sillitoe and Lorson, 1994; Figure 7D.)



6.2 DEPOSIT TYPE

The mineral deposit at County Line Main open pit is a high-sulfidation epithermal-style deposit. The basic characteristics of this deposit type include a favorable volcanic host rock and proximity to mineralizing fluids. Mineralogy, alteration, textural and structural features, fluid inclusion, and stable isotope data indicate that the Paradise Peak deposit formed at very shallow depths (<650 feet) and low temperatures (150-225°C) from acidic, low salinity, periodically boiling fluids (Dobek, 1988).

The current understanding of the Paradise Peak deposit argues that at least three stages of hypogene gold deposition occurred and formed as replacement ore zones, resulting in an elliptical shape about 650 feet by 1,500 feet in plan and elongated in a NW direction. The mineralization formed as replacement of favorable volcanic tuff in a shallow acid leaching environment which produced abundant secondary argillic alteration. The mineralization may be elongated in the direction of primary feeder structures or laterally into adjacent horizons of volcanic rock. Similar associations are proposed for the County Line Main deposit. Figure 6-7 is a schematic reconstruction of the Paradise Peak hydrothermal system that shows the relative locations of the County Line Main and East Zone deposits prior to post-mineral faulting. The East Zone deposit is a different deposit type than County Line Main deposit. The East Zone deposit is a porphyry-style deposit hosted in quartz stockwork veins related to a porphyritic intrusive stock. This deposit formed relatively deep in the hydrothermal system. This deposit type includes argillic alteration from acidic fluids and development of secondary sulfate minerals from hydrothermal alteration.





Paleosurface
Acid leaching
Quartz Alunite
Younger Andesites
Tuff
Tuff
Opalite
PARADISE PEAK, KETCHUP FLAT
Opalite
COUNTY LINE
EAST ZONE
Middle Tuffs
Chalcedonic quartz ledge ± alunite
Synmineral faults
Sericite-pyrite quartz stockwork
Older Andesites
Sericite-pyrite
200
0
200
Inferred porphyry stock
Pre-Tertiary Rocks
FROM: Sillitoe & Lorson, 1994

Figure 6-7. Schematic Reconstruction of the Paradise Peak Hydrothermal System.

(From Sillitoe and Lorson, 1994; Figure 12.)



7.0 EXPLORATION

7.1 SURFACE EXPLORATION WORK

7.1.1   SURFACE EXPLORATION

Following their purchase of the Property, Fortitude commenced exploration commenced in 2018. Their initial exploration work involved some pit mapping of the County Line Main open pit, collecting a few rock samples, and collecting high-resolution imagery by drone flights. The primary objective of the program was to confirm whether the 2018 rock chip samples in the County Line Main open pit obtained gold assays in alignment with the results returned from the 2012 AGI rock chip program (Figure 5-3).

Fortitude did no exploration work on the Property from 2019 to 2021. They re-commenced surface exploration in 2022 and continued through 2025, primarily focused on geological mapping and collecting soils and rock chip samples. Fortitude also completed an in-pit Light Detection and Ranging ("LiDAR") study in the County Line Main open pit in 2025. Table 7-1 summarizes Fortitude's surface sampling programs, 2018-2025, by type and number of samples collected by year.

Table 7-1. Total Surface Samples by Type and Year

Type	2018	2019	2020	2021	2022	2023	2024	2025	Type Total
Rock	145				172	802		130	1,249
Soil						479			479
Year Total	145	-	-	-	172	1,281	-	130	1,728

7.1.2   SURFACE SAMPLE COLLECTION METHODOLOGY

Fortitude collected soil samples from the vicinity of the two historical open pits. To prepare for the sampling program, Fortitude physically staked the proposed sample grid was with pickets at 164 feet (50 meters) centers to ensure accurate spacing and to allow duplicate samples collection of duplicate samples, if deemed necessary. The soil sampler collected the soil samples using a spade to dig to a depth of approximately 1.5 feet before collecting samples that weighed approximately two to three pounds. Following collection, soil samples were transported to Fortitude's exploration office located at 415-11 Street, Mina, Nevada. Samples were laid out in sequence to verify accuracy. The geologist then completed chain-of-custody and sample request forms. A representative of BV collected the samples and transported them to Sparks, Nevada, where they were dried, sieved, and fire assayed.

Geologists collected two-to-three-pound rock chip samples from the two historic open pits and from surface outcrops, recorded the sample locations with a GPS, geologically described the samples, and assigned each sample one unique number. Geologists physically marked each sample location with a metal tag scribed with the sample number. Following collection, the rock samples were transported to Fortitude's exploration office in Mina, Nevada and laid the samples out in sequence to verify accuracy. The geologist then completed chain-of-custody and sample request forms. The rock chip samples were then transported to the selected laboratory, where the samples were dried, prepared, and fire assayed.



7.1.3   SURFACE SAMPLE RESULTS

7.1.3.1   ROCK CHIP SAMPLES

Fortitude collected a total of 1,249 rock chip samples on the Property between 2018 and 2025. The distribution and gold assays for these rock chip samples across the Property are shown in Figure 7-1; gold values ranged from below detection up to 0.267 oz Au/ton. Figure 7-2 shows the locations and gold grades of samples collected in the northern portion of the Property. Figure 7-3 shows the rock chip samples in and around the County Line Main open pit. Figure 7-4 shows the gold results from the East Zone open pit area.

Figure 7-1. Fortitude Rock Chip Sample Results of County Line Property





Figure 7-2. Fortitude Rock Chip Sample Results of Northern Portion of the County Line Property





Figure 7-3. Fortitude Rock Chip Sample Results from the County Line Main Open Pit Area



Figure 7-4. Fortitude Rock Chip Sample Results from the County Line East Open Pit Area



Samples collected in pits and outcrops returned anomalous gold assays. Outcrops samples collected from the North Target, Newman Ridge, and the Geochemical Target returned the highest gold assays.

7.1.3.2   SOILS

In 2023, Fortitude collected 479 soil samples from the vicinity of the two historical open pits. Samples were taken at 164-feet (50-meters) intervals along lines spaced 164-feet (50-meters) apart. The distribution and gold assays for these soil samples are summarized in Figure 7-5 with gold values ranging from below detection up to 0.043 oz Au/ton.



Figure 7-5. Fortitude 2023 Soil Survey Results

The area that Fortitude identified as containing anomalous gold in the soils supports the results of the AGI soil study as shown in Figure 5-4.

7.1.3.3   LIDAR COUNTY LINE MAIN OPEN PIT SURVEY RESULTS

In 2025, Fortitude completed an in-pit geotechnical mapping study at the County Line Main open pit using a Maptek R3 mkII series laser scanner to collect high quality images and LiDAR data. Maptek engineers completed the interpretation of the results. Figure 7-6 shows the results of this study. The structural discontinuity surfaces interpreted by Maptek engineers were then provided to RESPEC, who intern used the interpretation to confirm and identify some of the faults used in the resource model.





Figure 7-6. 2025 LiDAR In-Pit Geotechnical Mapping Study



7.2 DRILL PROGRAMS

Between 2022 and 2025, Fortitude drilled 600 holes, the majority of which were completed by RC, on the Property. Air track drilling was used as a relatively non-invasive method to test previously disturbed areas. Fortitude employed other methods of drilling were also used in the Project area, primarily to support mine development studies. Where possible, the material collected during these drilling programs was also assayed for gold and used to advance exploration. Table 7-2 lists the holes by type, with primary purpose, year, and footage; Figure 7-7 shows the location of the holes by type and purpose.

Table 7-2. Total Drillhole Type and Year and Total Footage

Hole Type	Purpose	2022	2023	2024	2025	Total by Hole Type	Total Footage
Reverse Circulation (RC)	Exploration	73	212	131	2	418	140,215
Reverse Circulation (RC)	Hydrology (piezometers and wells)		1	6	1	8	4,380
Diamond Core (DDH)	Geotechnical, Metallurgical, core density		24			24	5,270
Air Track	Exploration			138		138	12,000
Sonic Core	Material Characterization, Metallurgical			12		12	1,242
Total by Year		**73**	**237**	**287**	**3**	**600**	**163,107**





Figure 7-7. Fortitude Drillhole Locations by Type

7.2.1 DRILLING METHODOLOGY

Fortitude completed exploration drilling primarily with RC and air track drilling methods. Fortitude implemented other styles of drilling to support mine development studies, such as diamond core drilling for geotechnical projects and sonic coring for metallurgical and waste rock characterization studies. These drilling methods are reviewed in the following subsections.

7.2.1.1 REVERSE CIRCULATION DRILLING

Fortitude's RC drill program was completed by New Frontier Drilling, using a tracked RC drill that was capable of drilling angled holes to 1,500 feet. The drill has an air compressor capable of delivering sufficient free air at high enough pressure for drilling with a dual-tube drill pipe. The setup was completed with cyclone assembly that discharged through a rotary wet splitter. The drill bit size was typically 5.25 inches. The drill pipe was 4-inch in diameter and was sectioned in 10-foot lengths. The method used double wall drill pipe, interchange hammer, and hammer bits to drill and sample the geologic formations. The drill recovered the sample through the center of the double walled pipe and the sample discharged via a cyclone. The drill injected fluid into the airflow on an intermittent to continuous basis to assist with recovery of the sample through the wet rotating splitter. Rig geologists provided numbered sample bags to the drilling crew, who in turn collected, bagged, and tagged the samples, and filled the representative chip trays.



Following completion of each drillhole, the rig geologist completed a downhole deviation survey, then the drillers cemented the hole's top interval. Each hole collar location was marked with an aluminum 2.5-inch survey monument inscribed with the property name, company, and drillhole identifier.

After completing a hole, the geologist transported the samples to Fortitude's exploration office located at 415-11 Street, Mina, Nevada, and laid the samples out in sequence to verify accuracy. The geologist then completed chain-of-custody and sample request forms and had the samples transported to the selected laboratory, where they were dried, prepared, and fire assayed.

7.2.1.2   AIR TRACK DRILLING

The air track rig specifications are listed below:
Make: Atlas Copco
Model: ROC 712H-00
Rod size: 2-inch
Hammer: 3-inch DTH Air Powered
Bit: 4-inch 4-IR-35-CC
Sample splitter: Gilson Model # SP2
Air Compressor: Caterpiller 3406 E 825 CFM 100 PSI

Drilling and sampling methodology involved drilling five feet, stop drilling, collect sample by hydraulic powered vacuum collection method, and split and bag sample. Drillers switched and cleaned the collection buckets between runs. Fortitude typically had the air track holes drilled to 100 feet. Completed holes were then abandoned by plugging the top of the hole with cement. Each hole collar location was marked with a pin flag with drillhole identifier; the location was then surveyed.

After completing a hole, the drill crew transported the samples to Fortitude's exploration office located at 415-11 Street, Mina, Nevada, and laid them out in sequence to verify accuracy. Following sample verification, the geologist then completed chain-of-custody and sample request forms, and had the samples transported to the selected laboratory, where they were dried, prepared, and fire assayed.

7.2.1.3   DIAMOND CORE DRILLING

In 2023, Fortitude completed 24 PQ and HQ diamond core drillholes (totaling 5,270 feet) on the Project. The coring operations were completed by Major Drilling. Two sizes of diamond drill core were utilized: a large diameter "PQ" 8.5 centimeters (3.35 inches) for metallurgical testing, and a smaller "HQ" 6.35 centimeters (2.5 inches) for geotechnical studies, core density studies, and exploration. Pressure was used to remove the core; however, where this method was not successful in core removal, a rubber mallet percussion method was used. Core was placed in wax treated boxes. Depth, rod change, and core loss zones were noted on wood blocks and placed in core boxes at the appropriate intervals.

The core was transported by the drill crew twice a day at shift changes to Fortitude's exploration office located at 415 – 11 Street, Mina, Nevada. The core was secured in the exploration core logging facility.

7.2.1.4   SONIC DRILLING

In 2024, Fortitude completed 12 sonic drillholes (1,242 feet of drilling) on the Project. Eagle Drilling was the drill contractor that used a TerraSonic Tsi 150cc compact crawler rig that is track mounted. The drill



pipe was 6 inches and casing was 7 inches. Collection of sonic samples was through vibration of the sonic core out of the core barrel into plastic sleeves. A rig geologist then labeled the top and bottom of the core sleeve with the appropriate depth.

After the holes were completed, the drill crew transported the samples to Fortitude's exploration office in Mina, Nevada, where samples were laid out in sequence to verify accuracy. The sonic core was then put into core boxes, which were also labeled with the appropriate depths. The material was photographed in the box and put into dry locked storage to await shipment. In preparation of shipment, the geologist completed a chain-of-custody and all material was loaded onto a third-party trailer for shipment. The third-party contractor verified the accuracy of the material being shipped, signed off on the shipping manifest, and transported the sonic core to McClelland Laboratories. Inc. ("McClelland") to their location at 1016 Greg Street, Sparks, Nevada.

7.2.2   DRILLHOLE COLLAR SURVEYS

Each drillhole collar location was surveyed using a Trimble R12 Model 60 Row that uses Global Navigation Satellite System ("GNSS") correction for x- and y-coordinates, with 8mm accuracy, and 15mm accuracy for elevation. The majority of Fortitude drillhole collar surveys were collected in UTM Zone 11N (meters) projected coordinate system using the World Geodetic System ("WGS") 1984 datum. The collar locations are therefore deemed by RESPEC to be very accurate.

7.2.3   DOWNHOLE SURVEYS

Downhole surveys were completed on all holes, with exception of air track and sonic holes. Following completion of each RC and diamond core drillholes, a down deviation survey was completed by an on-site geologist, using either a Reflex Gyro Sprint IQ downhole gyro tool from IMDEX or a TruProbe Gyro by Veracio. Downhole surveys were taken at approximately 50-foot increments as per industry standard. The data was reviewed by the personnel at the rig prior to completing the survey. If quality issues were identified, then the survey was redone prior to dismantling the tool. Additional QC checks were completed at the time of the information being uploaded to the database and subsequently uploaded into the geological database managed by Fortitude.

Several factors related to downhole surveys were considered when determining if the data could be used in the estimate. These factors include whether a downhole survey was collected on a hole, depth of hole, inclination of hole, downhole survey method, and special confirmation of contradiction of surrounding holes.

7.2.4   DRILLING RESULTS

Figure 7-7 shows the locations of RC hole collars. Noteworthy results of the RC drilling program are summarized in Table 7-3. Air track holes are not discussed in this section, as results from this hole type were not used in reportable resource estimation.



Table 7-3. Select Results from Drilling completed on the Property by Area

Area	Hole Number	Azimuth (deg)	Inclination (deg)		From (ft)	To (ft)	Interval (ft)	Au (opt)
Main Pit	CLRC-020	20	-45		30	85	55	0.072
					55	70	15	0.211
					105	150	45	0.01
Main Pit	CLRC-026	130	-45		30	95	65	0.121
					35	55	20	0.29
Main Pit	CLRC-029	213	-60		0	50	50	0.224
				incl.	0	50	20	0.443
Main Pit	CLRC-042	199	-50		50	80	30	0.137
				incl.	55	65	10	0.233
Main Pit	CLRC-047	202	-75		55	90	35	0.086
				incl.	60	65	5	0.134
				incl.	75	85	10	0.145
Main Pit	CLRC-051	40	-50		0	80	80	0.148
				incl.	40	65	25	0.313
					100	110	10	0.016
					150	155	5	0.014
Main Pit	CLRC-073	267	-55		265	315	50	0.029
				incl.	270	275	5	0.123
					325	335	10	0.017
Main Pit	CLRC-092	248	-56		45	65	20	0.051
				incl.	55	60	5	0.114
Main Pit	CLRC-111	360	-45		220	250	30	0.039
				incl.	230	245	15	0.059
Main Pit	CLRC-121	252	-76		260	310	50	0.019
				incl.	260	265	5	0.041
				incl.	270	275	5	0.057
East Zone Pit	CLRC-142	220	-43		5	145	140	0.02
				incl.	130	140	10	0.083
East Zone Pit	CLRC-155	187	-89		20	145	125	0.022
				incl.	40	50	10	0.062
				incl.	90	100	10	0.057
Main Pit	CLRC-163	64	-44		195	230	35	0.157
				incl.	200	205	5	0.481
East Zone Pit	CLRC-260	160	-55		0	45	45	0.013
					45	125	80	0.053
				incl.	45	50	5	0.107
				incl.	75	85	10	0.104
					125	170	45	0.009
					170	220	50	0.014
					265	290	25	0.013
				incl.	275	280	5	0.031



Area	Hole Number	Azimuth (deg)	Inclination (deg)		From (ft)	To (ft)	Interval (ft)	Au (opt)
East Zone Pit	CLRC-293	35	-65		0	30	30	0.019
				incl.	10	15	5	0.031
					45	125	80	0.05
				incl.	105	120	15	0.139
					195	225	30	0.022
				incl.	215	220	5	0.032
Main Pit	CLRC-325	235	-45		0	75	75	0.013
					110	165	55	0.016
				incl.	135	140	5	0.051
					335	350	15	0.061
East Zone Pit	CLRC-345	2	-45		35	65	30	0.009
					90	160	70	0.022
				incl.	125	130	5	0.036
				incl.	140	150	10	0.044
East Zone Pit	CLRC-360	38	-55		0	5	5	0.007
					45	50	5	0.012
					95	125	30	0.059
				incl.	100	105	5	0.033
				incl.	105	110	5	0.052
				incl.	110	115	5	0.13
				incl.	115	120	5	0.121
					140	145	5	0.023
					150	155	5	0.015
					160	175	15	0.015
East Zone Pit	CLRC-401	310	-75		0	40	40	0.01
					50	60	10	0.013
					115	125	10	0.074
					160	170	10	0.052
				incl.	165	170	5	0.088
					195	200	5	0.059
East Zone Pit	CLRC-409	130	-68		0	60	60	0.02
				incl.	0	5	5	0.034
					70	85	15	0.066
				incl.	70	75	5	0.137



7.3 INTERPRETATION

RESPEC considers the number and distribution of rock chip samples inadequate to represent the character of the entire Property. The number and distribution of rock chip sampled in and around the Main and East Zone open pit areas were deemed to assist with domain modeling of mineralization. RESPEC considers the number of soil samples, the sample spacing, and the sample density is inadequate to represent the character of the entire Property, but is adequate in the area in which the soil samples were collected, in the vicinity of the two historic open pits and around the Geochemical Target, which is located to the south and west of the East Zone open pit.

RESPEC interprets that the drilling and sampling procedures from the RC drilling programs by Fortitude provided samples that are representative and of sufficient quality for use in the resource estimations. As such, the surveyed collar locations, downhole lithological information, downhole deviation survey, and gold assays are acceptable to use in the S-K 1300 compliant mineral resource estimate. RESPEC is unaware of any sampling or recovery factors that materially impact the mineral resources.



8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

This section summarizes all Project information RESPEC knows relating to sample preparation, analyses, and security, and QA/QC procedures. RESPEC either compiled the information from historical records or received it from Fortitude.

Fortitude has not fully compiled and evaluated the historical records. The historical records of sample preparation, analyses, security, and QA/QC procedures summarized below are incomplete. RESPEC recommends that Fortitude compiles and evaluates the entirety of the existing historical information.

RESPEC compiled and evaluated QA/QC all results from Fortitude's 2022-2025 drilling programs that were located as of the date of this report. Results are discussed in this section.

8.1 HISTORICAL SAMPLE PREPARATION, ANALYSIS, QUALITY ASSURANCE/QUALITY CONTROL PROCEDURES, AND HISTORICAL SAMPLE SECURITY

Fortitude does not have historical records that pertain to the sample preparation, analyses, security, and QA/QC procedures followed during the drilling of AGI drillhole series CLD01 through CLD23, completed in 2012, 2013, and 2015.

8.2 FORTITUDE SAMPLE PREPARATION, ANALYSIS, QUALITY ASSURANCE/QUALITY CONTROL PROCEDURES AND HISTORICAL SAMPLE SECURITY

Fortitude implemented internal quality control measures for sample collection, preparation, analyses, and security during its 2022 through 2025 drill programs.

8.2.1 SAMPLE COLLECTION, PREPARATION PROCEDURES, AND SECURITY PROCEDURES, 2022-2023 DRILL PROGRAM

8.2.1.1 CORE SAMPLE COLLECTION, PREPARATION, AND SECURITY

The drill contractors placed the core in core boxes with the depths marked on wooden blocks labeled in feet downhole. Core was transported by Major Drilling from the drill sites at the County Line Property to Fortitude's exploration facilities in Mina, Nevada. Once received, a geologist converted the depth measurements on the wooden blocks to meters and logged the core, recording information pertaining to core lithology, alteration, mineralization, and structure. The core was then marked for sampling and photographed.

The typical procedure that was completed by the geologist core logging was to separate different lithologies and styles of mineralization and alteration; the geologist selected sample intervals based on geological logs. Generally, sample lengths did not exceed 5.0 feet (1.52 meters) and, where possible, correlated to the drilling runs. Where significant veins, veinlets, healed breccias, or other potentially mineralized planar features were present, the geologist marked a line down the length of the core to identify where the core should be sawed or split to ensure a representative sample. The geologist marked sample intervals by China marker, assigned each interval a unique sample identification (sample tag), and stapled the sample tag inside of the box at the end of each sample interval. For each interval,



the geologist placed a duplicate sample tag inside the sample bag and recorded the sample number in the sample tag booklet. Sample numbers were numeric.

Following core logging, the core boxes were then moved to the sampling station where a technician cut competent core in half with a diamond-blade core saw. For highly broken or rubbled core, the technician split the core by hand directly from the box using a brush and spoon, being careful to take a representative half-core sample. The technician placed one half of the core into a cloth sample bag labeled with the sample number, and the other half of the core was placed back into the core box for reference. The technician then filled out a core cutting/splitting form that recorded the sample number, the starting and ending footage of the sample interval, and the date. The sample bags were then tied shut and stored in the secure shop facility. A geologist inserted QA/QC samples into the sample stream in bags numbered to fit into the sample sequence. Prior to shipment, the samples were laid out to confirm no missing or duplicate sample numbers were used. The geologist responsible for the sample shipment completed a complete sample inventory and placed between 8 and 12 sample bags into each rice bag. A geologist prepared a sample submittal form and chain-of-custody form with the shipment number, the included sample numbers, the type of analyses requested, and a list of samples to be duplicated. Hard copies of the submittal form were sent with the sample shipment and emailed an electronic copy to the lab. After completing these inventorying procedures, Fortitude loaded the full rice bags into bins for shipment. Samples were picked up by BV and were transported to 605 Boxington Way Ste 101, Sparks, Nevada.

Complete shipping manifests listed the holes and sample series being shipped for each bin. Chain-of-custody forms accompanied the shipments—signed by the transport company responsible for shipping the samples and the receiver of the samples at the assigned laboratory. After each shipment, Fortitude verified, scanned, and saved the signed chain-of-custody and sample shipment manifests in Fortitude's project folders.

8.2.1.2   RC SAMPLE COLLECTION, PREPARATION, AND SECURITY

From start to finish of each drill hole, the drill contractors continuously collected RC samples on five-foot intervals. To ensure the retention of adequate coarse and fine material, RC rock material was collected into a cloth bag inside a five-gallon bucket. A geologist labeled all sample bags with a unique sample number, keeping careful records of the corresponding depth/interval/ hole number. If an RC sample could not be collected due to poor recovery, the geologist included a sample bag with the pre-assigned sample number in the shipment to avoid laboratory confusion. Duplicate samples were collected every twentieth sample through mechanical splitting at the RC rig through pre-prescribed spacing of the slots inside the cyclone. The drill contractors tied the full sample bags shut, laid out the sample bags in order so that the rig geologist could review all samples prior to transport from site. Following verification of samples accuracy, the rig geologist loaded a pickup truck and transported the samples from the Property to the exploration yard in Mina, Nevada. Samples were then loaded into large storage bins, which were flagged and labeled with the included hole(s). A geologist then added blanks and standards to each hole and put them into the bin with the other samples from that hole. The geologist responsible inserted QA/QC samples into the sample stream in every 20-sample batch (blanks) and commercially prepared Certified Reference Materials ("CRMs" or "standards") obtained from Ore Research & Exploration Pty Ltd ("OREAS"), an Analytichem company). To ensure that QA/QC



samples were assayed in proper sequence, Fortitude instructed the labs to analyze the samples in numerical order.

Prior to shipment, a geologist recorded the date and the number of the transported samples on a sample handling form. Complete shipping manifests listed the holes and sample series being shipped for each bin. Chain-of-custody forms accompanied the shipments—signed by the transport company responsible for shipping the samples and the receiver of the samples at the assigned laboratory. After each shipment, Fortitude personnel verified, scanned, and saved the signed chain-of-custody and sample shipment manifests into the project folders.

Transport of samples, from 2022 to mid-February 2024, were picked up and transported by BV to their laboratory located at 605 Boxington Way Ste 101, Sparks, Nevada.

Following mid-February 2024, samples were transported by a third-party company (Merritt Construction) to AAL located at 1500 Glendale Avenue, Sparks, Nevada.

8.2.1.3 SONIC SAMPLE COLLECTION, PREPARATION, AND SECURITY

For Fortitude's 2024 sonic drill program, the drill contractors transported the samples from the drill sites to Fortitude's exploration facilities in Mina, Nevada.

The sonic rig used to complete the drilling on the Project was a TerraSonic Tsi 150cc compact crawler that is track mounted. The drill pipe was 6 inches and casing was 7 inches. Collection of sonic samples was through vibration of the sonic core out of the core barrel into plastic sleeves. A rig geologist then labeled the top and bottom of the core sleeve with the appropriate depth. The material was then transported back to Fortitude's exploration facility in Mina, Nevada. The core was then put into core boxes, which were also labeled with the appropriate depths. The material was photographed in the box and put into dry locked storage to await shipment. In preparation of shipment, the geologist completed a chain-of-custody and all material was loaded onto a third-party trailer for shipment. The third-party contractor verified the accuracy of the material being shipped, signed off on the shipping manifest, and transported the sonic core to McClelland to their location at 1016 Greg Street, Sparks, Nevada.

8.2.2 SAMPLE ANALYSIS

BV in Sparks, Nevada, prepared and analyzed samples shipped prior to mid-February 2024. BV is an independent accredited ISO/IEC 17025 laboratory facility. AAL in Sparks, Nevada, prepared and analyzed samples shipped after mid-February 2024. AAL is an independent ISO 9001 accredited ISO/IEC 17025:2017 facility. Neither AAL nor BV have affiliation with Fortitude other than that of an independent laboratory performing a professional service for a client.

Both AAL and BV used similar procedures to prepare and analyze the samples. The labs crushed the samples to 75% passing a six-millimeter mesh, then splitting off 250-gram (as done by BV) or 300-gram (as done by AAL) subsamples for pulverization to 85% at -<75 microns (200 mesh). Clean sand was pulverized between every sample in the pulverizing step. The laboratories ran clean sand through the crusher after every fifth sample, or any time the technicians noticed a color change in the samples.



In 2022-2023, BV determined gold using a 30-gram or 50-gram fire-assay fusion with either an atomic absorption ("AA") or gravimetric finish. Most of the samples were run using a 30-gram fire-assay with an AA finish having a lower detection limit of less than 0.003 ppm Au and an upper detection limit of 10.00 ppm. Samples that contained gold concentrations greater than 10.00 g/t upper detection limit were subjected to secondary analyses, which involved analyses of another 30 g sample split and subsequent FA analysis with a gravimetric finish.

For those samples from the 2024-2025 program analyzed at AAL, gold analyses was completed by both 30-gram and 50-gram fire-assay fusion with either an ICP or gravimetric finish, with the ICP finish being the most prevalent and having a lower limit of less than 0.005 ppm Au. Samples with gold concentrations greater than 10.00 g/t upper detection limit were subjected to secondary analyses of another 30 g sample split and subsequent FA analysis with a gravimetric finish.

Fortitude compiled an electronic database containing all historical and 2022-2025 drilling information. Data modification is restricted to specific personnel; all data modifications are tracked for transparency of changes made and the personnel making the change. Fortitude has established QA/QC protocols for data management, verification, validation, and data screening. These protocols consist of primary and secondary checks on electronic entry of field data, drill hole data, sample information, assays, and geochemistry. All information is verified and cross-checked by Fortitude to ensure accuracy.

8.2.3 QUALITY ASSURANCE/QUALITY CONTROL PROCEDURES

QA/QC procedures and results are discussed in this section. RESPEC compiled and evaluated QA/QC all results from Fortitude's 2022-2023 and 2024-2025 drilling programs that were sourced as of the date of this report. Analyses of CRMs, blanks, field duplicates, preparation, and pulp duplicates were identified, and where possible, compiled and analyzed.

Fortitude inserted CRMs, blanks, and field duplicates into the primary drill sample streams they submitted to the labs. The primary laboratory created preparation and pulp duplicates. In all cases, the primary lab analyzed the QA/QC samples whose results are discussed herein.

The QA/QC sample types are described as follows.

CRMs. CRMs used in mineral exploration are usually powders comprised of rock-forming minerals that include known concentrations of metal(s) of interest. They are used to assess analytical accuracy. CRMs analyses are evaluated using criteria for passing or failing. CRMs are usually obtained from commercial suppliers, and these suppliers provide specifications that include the average of many analyses of the CRMs by multiple labs—referred to as the certified value—and the standard deviation of the analyses from which the certified value is determined.

A typical mineral industry criterion for accepting the analyses of CRMs is that the analytical results should fall within a range determined by the certified (or "expected") value ± three standard deviations.

Blanks. Blanks are samples known to contain metal concentrations less than the applicable detection limits for the metals of interest. The minerals industry uses two types of blanks—coarse blanks and analytical (or pulp) blanks—both of which are used to monitor for laboratory contamination. Analytical



blanks are pulps of barren materials and can only identify contamination at the analytical stage, which is rare. Therefore, analytical blanks are of limited usefulness. Coarse blanks must be composed of sufficient particle size to require all the sample preparation stages that are required for the primary drill samples. Coarse blanks provide information relevant to laboratory contamination during sample preparation (crushing and pulverizing). The source of the cross contamination, if present, is usually attributable to the sample(s) immediately preceding the contaminated blank. Blanks yielding analytical values greater than five times the detection limit are considered failures.

Pulp Duplicates (or Replicate Analyses). Pulp Duplicates are repeat analyses of the original pulps performed routinely by the primary analytical laboratory. These duplicates can help evaluate the precision of the pulp subsampling and the analysis.

Preparation Duplicates. Preparation duplicates are new pulps prepared from secondary splits of the original coarse rejects created during the first crushing and splitting stage of the primary drill samples. Preparation duplicates provide information about the subsampling variance introduced during the sample preparation process and assess the representativity of the sample splitting procedures employed on the coarse rejects at the laboratory.

Field Duplicates. Field (or rig) duplicates are secondary splits of RC cuttings taken at the drill rig or of core taken during core cutting. Field duplicates can help identify problems in sample splitting and assess sampling variance experienced in the field.

The analytical labs and analytical techniques used for the primary drill samples and QA/QC samples, as well as the reported QA/QC insertion rates and other details, are discussed in Section 8.2.4.

To meet Fortitude's QA/QC protocols, the CRM analytical results needed to assay within three standard deviations of the recommended gold value furnished by OREAS. For any samples that assayed outside the three standard deviation limit, Fortitude examined the sample before and after the failed sample for accuracy and for cohesiveness with geology and mineralization. For any results that Fortitude deemed suspect, Fortitude ordered the lab to re-assay both the failed samples and the surrounding five samples on each side of the suspect sample.

During the 2022-2023 drilling programs, Fortitude inserted commercially prepared CRMs obtained from Moment Exploration Geochemistry LLC ("MEG") and OREAS into the sample sequence. They also inserted coarse blanks obtained from a local decorative rock source. Fortitude sourced all CRMs inserted after mid-February 2024 only from OREAS.

Table 8-1 summarizes the QA/QC data the Fortitude's drilling that RESPEC has been able to compile as of the Effective Date of this report.



Table 8-1. Summary Counts of County Line QA/QC Analyses

	2022-2023	2024-2025
QA/QC Type	Au	Au
Standard (CRM):		
Number in Use	14	5
Number of Analyses	1,139	620
Number of Failures	43	2
Duplicate:		
Field Duplicate	1,476	486
Preparation Duplicate	0	154
Pulp Duplicate	0	0
Lab Preparation Duplicate	1,487	1,459
Lab Pulp Duplicate	1,846	109
Blank:		
Pulp Blank	0	0
Coarse Blank	1,136	624
Lab Prep Blanks	1,256	128
Drill hole Samples:	20,815	12,529
Total Insertion Percent:	18.0%	15.0%

8.2.4 FORTITUDE QUALITY ASSURANCE/QUALITY CONTROL RESULTS

8.2.4.1 DUPLICATE QA/QC RESULTS, 2022-2023 DRILLING

RESPEC evaluated the various types of duplicate pairs through scatterplots showing reduced major axis ("RMA") regressions, quantile/quantile plots, relative percent difference ("RPD") plots, and plots of the absolute value ("AV") of the RPD. RESPEC used two types of RPD plots—maximum of the pair plots and mean of the pair plots, with the relative differences calculated as follows:

$$RPD\ (max) = 100 \times ((Duplicate - Original))/(Lesser\ of\ (Duplicate,\ Original))$$

The relative percent difference of the mean of the pair is expressed as follows:

$$RPD(mean) = 100 \times ((Duplicate - Original))/(Mean\ of\ (Duplicate,\ Original))$$

The RPD (max) method yields higher magnitude relative differences than the RPD (mean) calculation. RESPEC discarded outlier pairs from scatterplots based on visual analysis and typically removed pairs with absolute values greater than 2,000% from the RPD plots. Although the outliers are removed to avoid statistical anomalies, many outliers are relevant and should be considered in the overall evaluation. The only irrelevant pairs are those with misidentified sample numbers or sample origins. The causes of any extreme variations require further review. For the Fortitude duplicates analyses, RESPEC removed few outliers.



Pulp Duplicates. RESPEC only found documentation for pulp duplicates inserted into the sample stream by BV. RESPEC evaluated these results and found them to have a very slight negative bias.

Preparation Duplicates. BV only inserted preparation duplicates during the 2022-2023 drill program. RESPEC evaluated their results and found them to have a very slight negative bias.

Field Duplicates. Fortitude inserted 1,586 field (rig) duplicates into the sample stream during the 2022-2023 drill program—a significant number. RESPEC deemed 17 of these outliers based on the criterion of having more than 2,000% absolute relative percent difference ("ARPD"). Fortitude only used BV during this time, so procedural issues at the laboratory cannot be ruled out. Figure 8-1 shows the RPD plot for the field duplicates submitted to BV during this drill program.



Figure 8-1. Fortitude Field Duplicates, Relative Differences 2022-2023.

While Figure 8-1 shows a magnitude of variance across all grades with an average ARPD of 36.6%, the overall bias is very low. The moving average stays well-centered near the zero line (no bias). The majority of the sample pairs (84%) are clustered under ±150 RPD. The large number of outliers above RPD max) of 400% may indicate occasional splitting issues, or sporadic coarse gold. That these outliers appear across all grade ranges may tilt the explanation toward rig splitting issues.

Table 8-2 summarizes the results for the Fortitude duplicate pairs for all Fortitude's drilling programs.



Table 8-2. Summary of Results for Fortitude Field Duplicates

Laboratory	Duplicate Type	Drill Type(s)	Element Method	Period	Counts			RMA Regression	Averages as Percent	
					All	Used	Outliers	y = Duplicate x = Original	Rel Pct Diff	Abs Rel Pct Diff
BV AAL	Field Dup	RC	Au FA	2022-2025	1,962	1,945	17	y = 0.926x + 0.0066	0.49	33.83
AAL	Coarse Dup	RC	Au FA	2024	154	154	0	y = 0.8884x + 0.0383	1.38	21.79
BV AAL	Lab Prep Dup	RC Core	Au FA	2022-2025	2,874	2,874	0	y = 1.0118x - 0.0001	-0.25	12.98
BV	Lab Pulp Dup	RC Core	Au FA	2022-2024	1,905	1,905	0	y = 1.0166x - 0.0081	-1.17	15.51
AAL	Field Dup	RC	Au FA	2024-2025	376	376	0	y = 1.0169x - 0.0038	-0.47	22.15
AAL	Lab Prep Dup	RC Core	Au FA	2024-2025	1,364	1,364	0	y = 1.007x - 0.0005	-0.35	5.82
BV	Field Dup	RC	Au FA	2022-2024	1,586	1,569	17	y = 0.9203x + 0.0046	0.72	36.36
BV	Lab Prep Dup	RC Core	Au FA	2022-2024	1,583	1,582	0	y = 1.0124x + 0.0016	-0.17	19.16
BV	Field Dup	RC	Au CN	2024-2025	26	26	0	y = 1.0363x - 0.071	-36.49	61.4



8.2.4.2 DUPLICATE QA/QC RESULTS, 2024-2025 DRILLING

Pulp Duplicates. RESPEC found no pulp duplicates among the samples submitted to AAL during the 2024-2025 drill program.

Preparation Duplicates. Some of the coarse reject samples were renumbered (presumably by the lab) for sample preparation and analyses. All samples were from the RC drilling in 2024-2025. Figure 8-2 is a RPD chart for the preparation duplicates for gold (taken from coarse rejects). These coarse duplicates were the only set from this drill program that showed an overall positive bias, albeit a slight one.



Figure 8-2. Fortitude Preparation Duplicates, Relative Differences 2024-2025.

At relevant grades (>~0.05 ppm Au), most of the duplicate pairs lie between the RPD limits of +50% to -50%, most within +/-25% limits. The small percentage of pairs with much higher RPDs indicate significantly higher variability between the original sample gold analysis and the duplicate analysis. Very little bias is evident in the data, although the higher-variability pairs cause the red moving-average line to deflect from 0% RPD to varying extents (data that have RPDs that average ~0% exhibit no bias). Only a single pair had an RPD (max) of greater than 400% across all grades.

Figure 8-3 is an RPD chart that plots the AV of the RPD for each gold sample pair. This type of chart shows the magnitude of variability in a duplicate dataset.





R/C Prep Duplicates Absolute Relative to Original Au Values
154 of 154 pairs used (see exclusion list)
relative difference based on lesser of pair
Relative Percent Difference
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
0.00100
0.01000
0.10000
1.00000
10.00000
Mean of Pair, Au ppm
Gold Abs Rel Percent Difference
10 per. Mov. Avg. (Gold Abs Rel Percent Difference)

Figure 8-3. Fortitude Preparation Duplicates, Abs. Relative Differences, 2024-2025.

Field Duplicates. Figure 8-4 shows the RPDs of Fortitude's RC gold field duplicates sent to AAL.



AAL Field Duplicates Relative to Original Gold Samples
376 of 376 pairs used
relative difference based on lesser of pair
Relative Percent Difference
600.0
400.0
200.0
0.0
-200.0
-400.0
-600.0
-800.0
0.00100
0.01000
0.10000
1.00000
10.00000
Mean of Pair, ppm Au
Gold Relative Percent Difference
20 per. Mov. Avg. (Gold Relative Percent Difference)

Figure 8-4. Relative Differences of 2024-2025 RC Field Duplicates Analyzed at AAL.

The average AV of the RPDs is 22% for sample pairs with AVs less than or equal to 100%, which is to say that most of the sample pairs within this AV range are less than 50%, a level not unusual for field duplicates. High variability at low-grade ranges is expected because of lower analytical precision at these grades and higher RPDs because percentage differences are exaggerated for low values.



Absent sample mix-ups and other data-related problems, the most likely cause of the greater than 100% AV of the RPDs that cause the high bias in the RC duplicate samples is unrepresentative splitting of the RC sample cuttings at the drill rig. The best-case scenario would be that this unrepresentative splitting occurred only during the sampling of drill intervals for which the second (duplicate) was collected. This could happen if the RC sampling protocols were different for the duplicate sampling intervals versus drill intervals that only collected original samples—which although poor practice that yields useless data, RESPEC has seen at some projects over the years. Absent this scenario, the routine RC sample splitting was not representative approximately 15% to 20% of the time. No wet/dry drilling data was made available.

Figure 8-5 shows field duplicates sent to the BV as absolute RPD values (AV).



Figure 8-5. Bureau Veritas RC Field Duplicates, Absolute Values of the Relative Differences, 2024-2025.

Field duplicates incorporate the inherent variability of the mineralization and the variability imparted by all other subsampling stages, including subsampling of the coarse rejects to obtain material to be pulverized, subsampling the pulverized material to obtain an assay pulp, subsampling of the assay pulp to obtain an aliquot for analysis, and the variability in the sample analyses. Preparation duplicates incorporate all variability imparted prior to the splitting of field duplicates.

In the case of duplicate datasets, it is unfortunate that BV did not run coarse duplicates on the samples submitted like they were run at AAL because that could help pinpoint the source of the variability. The average AV for the BV set was 34%, which is 50% greater than the AAL set. Figure 8-5 shows the degree of variability, which is especially pronounced in the 0.1 to 0.8 ppm range.

The highly variable pairs should be investigated to ensure the validity of the pairs, and if valid, determine the possible causes/nature of the variability. For example, are the highly variable pairs more numerous



in certain time periods or in certain locations. They are certainly more numerous in the BV dataset than the AAL dataset.

High variability pairs may be the result of coarse gold in the County Line deposit. Apart from possible splitting issues, this inherent variability adds risk to the estimation of mineral resources and affects the selection of estimation methodologies.

8.2.4.3 CRMS, 2022-2023

Fortitude obtained most CRMs used in the 2022-2023 QA/QC program from MEG of Lamoille, Nevada (Table 8-3). At the very end of the drill program, Fortitude obtained several CRMs from OREAS. All CRMs were certified for gold. Some also had certified silver values. However, RESPEC did not evaluate the results for silver, because only some CRMS had certified silver values and RESPEC did not model silver for Project. Based on available data compiled by RESPEC, the CRM insertion rate for the 2022-2023 drilling was about 5.5% for gold. Table 8-3 summarizes information about the CRMs used by Fortitude.

Table 8-3. 2022 - 2023 Standard Reference Material

Standard	Cert. Au value (g/t)	Standard Deviation (g/t)
MEG-AU.17.08	0.410	0.020
MEG-Au.17.21	1.107	0.067
MEG-Au.17.23	0.126	0.006
MEG-Au.19.05	0.660	0.046
MEG-Au.19.07	0.331	0.016
MEG-Au.19.09	0.711	0.032
MEG-Au.19.11	1.263	0.029
MEG-Au.21.01*	0.428	0.024
MEG-Au.21.05	1.723	0.092
OREAS-211	0.768	0.027
OREAS-231	0.542	0.015
OREAS-233 (FA)	1.050	0.029
OREAS-233 (ICP)	0.990	0.036
OREAS-238B	3.080	0.085
OREAS-250B	0.332	0.011

*Target re-certified by MEG on 10-2022

To meet Fortitude's QA/QC protocols, the analytical results for the CRM needed to have assay results within three standard deviations of the certified gold value.

For the RC drilling program, a total of 1,139 CRMs were inserted into the sample stream of 20,815 samples. RESPEC identified 43 failures across nine CRMs—26 high-side failures and 17 low-side failures. Thirteen of the high-side failures occurred for MEG-Au.19.11 in a three-week period in August



2022. Groups of these failures were all consecutive, likely the result of a lab error or improper sample handling. Many of these "powder" CRMs are susceptible to concentration when wet. The 43 failures comprise approximately 3.7% of the total CRMs analyzed.

Four of the 14 CRMs exhibited a significant positive bias, with the rest exhibiting near zero bias. Seven of the nine MEG CRMs had positive bias. Results for the CRM gold analyses are summarized in Table 8-4, and the failures are detailed in Table 8-5.

Table 8-4. Summary of County Line Gold Results for Certified Reference Materials 2022-2023

Standard ID	Grades in Au ppm				Count	Dates Used		Failure Counts		Bias pct
	Target	Ave	Max	Min		First	Last	High	Low	
MEG-Au.17.08	0.410	0.404	0.475	0.319	86	6/16/2022	5/10/2023	1	6	-1.5
MEG-Au.17.21	1.107	1.142	1.306	0.630	66	6/16/2022	8/26/2022	0	4	3.1
MEG-Au.17.23	0.126	0.124	0.147	0.092	42	4/12/2023	5/10/2023	2	1	-1.4
MEG-Au.19.05	0.660	0.703	0.770	0.591	63	6/16/2022	8/26/2022	0	0	6.4
MEG-Au.19.07	0.331	0.352	0.375	0.316	33	10/17/2022	10/27/2022	0	0	6.4
MEG-Au.19.09	0.711	0.737	1.270	0.629	97	10/17/2022	5/10/2023	5	0	3.6
MEG-Au.19.11	1.263	1.291	1.402	1.163	62	7/28/2022	10/28/2022	13	2	2.2
MEG-Au.21.01	0.428	0.474	0.513	0.427	23	10/27/2022	11/22/2022	4	0	10.7
MEG-Au.21.05	1.723	1.864	1.972	1.723	13	10/27/2022	11/22/2022	0	0	8.2
OREAS-211	0.768	0.757	0.836	0.714	143	5/1/2023	11/1/2023	0	0	-1.4
OREAS-231	0.542	0.540	1.087	0.296	135	5/1/2023	12/14/2023	1	2	-0.4
OREAS-233FA	1.050	1.059	1.135	0.613	133	5/1/2023	11/1/2023	0	1	0.9
OREAS-238B	3.080	3.109	3.275	2.883	90	5/4/2023	12/14/2023	0	0	0.9
OREAS-250B	0.332	0.324	0.349	0.133	150	5/1/2023	11/1/2023	0	1	-2.3



Table 8-5. Gold Failures in the 2022-2023 Drill Program

Standard ID	Hole ID	Values in Au ppm				Sample Number	Certificate
		Target for Std	Fail Type	Fail Limit	Failed Value		
OREAS-231	CLRC-283	0.542	Low	0.497	0.492	47880	REN23001112
MEG-Au.17.08	CLRC-087	0.410	High	0.470	0.475	4847140	REN23000117
MEG-Au.17.08	CLRC-002	0.410	Low	0.350	0.338	3109700	REN22000383
MEG-Au.17.08	CLRC-003	0.410	Low	0.350	0.331	3109840	REN22000383A
MEG-Au.17.08	CLRC-006	0.410	Low	0.350	0.319	3904060	REN22000406
MEG-Au.17.08	CLRC-006	0.410	Low	0.350	0.336	3904080	REN22000406
MEG-Au.17.08	CLRC-006	0.410	Low	0.350	0.322	3904100	REN22000406
MEG-Au.17.08	CLRC-007	0.410	Low	0.350	0.333	3904240	REN22000406A
MEG-Au.17.21	CLRC-006	1.107	Low	0.906	0.642	3904120	REN22000406
MEG-Au.17.21	CLRC-006	1.107	Low	0.906	0.714	3904120	REN22000406
MEG-Au.17.21	CLRC-006	1.107	Low	0.906	0.630	3904140	REN22000406
MEG-Au.17.21	CLRC-006	1.107	Low	0.906	0.733	3904140	REN22000406
MEG-Au.17.23	CLRC-091	0.126	High	0.144	0.147	4847480	REN23000117B
MEG-Au.17.23	CLRC-093	0.126	High	0.144	0.145	4847620	REN23000117B
MEG-Au.17.23	CLRC-095	0.126	Low	0.108	0.092	4847740	REN23000117C
MEG-Au.19.09	CLRC-038	0.711	High	0.807	1.270	4576460	EKO22000226
MEG-Au.19.09	CLRC-077	0.711	High	0.807	0.817	4845960	EKO23000005A
MEG-Au.19.09	CLRC-091	0.711	High	0.807	0.809	4847520	REN23000117B
MEG-Au.19.09	CLRC-098	0.711	High	0.807	0.817	4847960	REN23000117D
MEG-Au.19.09	CLRC-099	0.711	High	0.807	0.808	4847980	REN23000117D
MEG-Au.19.11	CLRC-019	1.263	High	1.350	1.354	3905600	REN22000455
MEG-Au.19.11	CLRC-023	1.263	High	1.350	1.373	3905820	REN22000456
MEG-Au.19.11	CLRC-026	1.263	High	1.350	1.370	3905840	REN22000456
MEG-Au.19.11	CLRC-026	1.263	High	1.350	1.392	3906120	REN22000507
MEG-Au.19.11	CLRC-026	1.263	High	1.350	1.375	3906140	REN22000507
MEG-Au.19.11	CLRC-028	1.263	High	1.350	1.363	3906260	REN22000507
MEG-Au.19.11	CLRC-032	1.263	High	1.350	1.352	3906560	REN22000507B
MEG-Au.19.11	CLRC-032	1.263	High	1.350	1.370	3906580	REN22000507B
MEG-Au.19.11	CLRC-032	1.263	High	1.350	1.402	3906600	REN22000507B
MEG-Au.19.11	CLRC-034	1.263	High	1.350	1.400	3906720	REN22000507B
MEG-Au.19.11	CLRC-035	1.263	High	1.350	1.388	3906740	REN22000507B
MEG-Au.19.11	CLRC-049	1.263	High	1.350	1.351	4577280	EKO22000231A
MEG-Au.19.11	CLRC-053	1.263	High	1.350	1.354	4577420	EKO22000231A



Standard ID	Hole ID	Values in Au ppm				Sample Number	Certificate
		Target for Std	Fail Type	Fail Limit	Failed Value		
MEG-Au.19.11	CLRC-060	1.263	Low	1.176	1.163	4577880	EKO22000231C
MEG-Au.19.11	CLRC-062	1.263	Low	1.176	1.173	4578140	EKO22000237
MEG-Au.21.01	CLRC-067	0.428	High	0.500	0.513	4588020	EKO22000261
MEG-Au.21.01	CLRC-068	0.428	High	0.500	0.506	4588180	EKO22000261
MEG-Au.21.01	CLRC-068	0.428	High	0.500	0.504	4588200	EKO22000261
MEG-Au.21.01	CLRC-072	0.428	High	0.500	0.503	4588620	EKO22000261C
OREAS-231	CLRC-214	0.542	High	0.587	1.087	4864060	REN23000524
OREAS-231	CLRC-141	0.542	Low	0.497	0.478	4859060	REN23000181F
OREAS-231	CLRC-248	0.542	Low	0.497	0.296	4866140	REN23000607
OREAS233	CLGT23-010	1.050	Low	0.963	0.613	4575160	REN23000681
OREAS-250B	CLRC-104	0.332	Low	0.299	0.133	4848560	REN23000134A

All failures were across 24 separate BV certificates. All low failures in MEG-Au.17.08 were using ICP with an aqua regia digestion, while the target value was averaged using FA with a gravimetric finish. The high number of failures in the MEG CRMs may have caused Fortitude to switch to OREAS CRMs in mid-May 2023. Many of the OREAS CRMs have multiple target values and standard deviations, depending on the type of digestion employed. The control chart for the MEG-Au.19.11 CRM with the 13 high-side failures and two low-side failures is shown in Figure 8-6. Explanations of the chart nomenclature can be found below the figure.



Figure 8-6. Gold Control Chart for MEG-Au.19.11

Explanation for Figure 8-6		
Items Obtained from Certificate for CRM		
USL	Upper Specification Limit	Target + 3 Std Dev (CRM)
Target	Expected Value (CRM)	
LSL	Lower Specification Limit	Target - 3 Std Dev (CRM)





Items Calculated using Fortitude Data		
UCL	Upper Control Limit	Avg + 3 Std Dev (Population)
Avg	Mean Value (Population)	
LCL	Lower Control Limit	Avg - 3 Std Dev (Population)

The 13 high-side failures all seem to run in groups, over a three-week period. This chart shows what happens when a series of failures or a single large failure skews the population average. If we were using the LCL/UCL limits, all values would pass. Using the LSL/USL limits, 15 failures are shown, some of which are circled in red above.

Figure 8-7 is the control chart for the OREAS-250b CRM, showing a single low failure that is most likely a mislabeled sample. The low failure had a gold value of 0.133 ppm, which matches the MEG-Au.17.23 CRM which was in use on the same date.



Figure 8-7. Gold Control Chart for OREAS-250b.

RESPEC does not know what actions Fortitude took in response to the failures.

8.2.4.4   CRMS, 2024-2025

During its 2024-2025 drill program, Fortitude used five CRMs obtained from OREAS, headquartered in Bayswater, North Victoria, Australia. All CRMs were certified for gold. Some listed silver values. However, RESPEC did not evaluate silver results, because only some CRMS had certified silver values and RESPEC did not model silver for the Project. Based on available data compiled by RESPEC, the CRM insertion rate for the 2024-2025 drilling was about 4.9% for gold. Table 8-6 summarizes the CRMs used by Fortitude in 2024-2025.



Table 8-6. CRMs used by Fortitude

Standard ID	Drill Years	Insertion Count	Certified Au ppm	Au Average ppm
OREAS-211	2024	71	0.768	0.773
OREAS-231	2024-25	125	0.542	0.546
OREAS-233	2024-25	143	1.050	1.065
OREAS-238B	2024-25	149	3.080	3.141
OREAS-250B	2024-25	135	0.332	0.329

RESPEC identified two low failures across two gold CRMs, one in a BV analysis and the other is an AAL analysis. None of the five CRMs exhibited strong bias, with one negative and four positive biases, all near zero. Results for the CRM gold analyses are summarized in Table 8-7. The failures are detailed in Table 8-8.

The control charts for 23 additional CRMs inserted by the laboratories as part of their QA programs were also charted and evaluated, with few failures present in the 3,504 laboratory CRM insertions.

Table 8-7. Summary of County Line CRM Gold Results, 2024-2025

Standard ID	Grades in Au ppm				Count	Dates Used		Failure Counts		Bias pct
	Target	Ave	Max	Min		First	Last	High	Low	
OREAS-211	0.768	0.773	0.813	0.711	71	1/25/2024	12/23/2024	0	0	0.7
OREAS-231	0.542	0.546	0.571	0.492	125	1/25/2024	10/20/2025	0	1	0.7
OREAS-233	1.050	1.063	1.132	0.908	140	1/25/2024	10/20/2025	0	1	1.4
OREAS-238B	3.080	3.136	3.250	2.914	149	2/01/2024	10/20/2025	0	0	2.0
OREAS-250B	0.332	0.329	0.348	0.301	135	1/25/2024	10/20/2025	0	0	-1.0

Table 8-8 provides further details of the gold failures.

Table 8-8. Gold Failures in the 2024-2025 Drill Program

Standard ID	Hole ID	Values in Au ppm				Sample Number	Certificate
		Target for Std	Fail Type	Fail Limit	Failed Value		
OREAS-231	CLRC-283	0.542	Low	0.497	0.492	47880	REN23001112
OREAS-233	CLRC-384	1.050	Low	0.963	0.908	54780	SP0150185

Neither of the failures were from the same certificate. Both certificates had other CRMs and blanks—all but the two passed. Both failures were close to the failure limit (LSL), and with the standards showing near zero bias, these values are more the result of the failures than bias.



Figure 8-8 presents the control chart for CRM OREAS 233 (FA), which shows the single low side failure. The slight high bias of this CRM is also evident. Because this CRM had certified values listed for FA and ICP using an aqua regia digestion (AR), the charts were split by the two methods and digestions. RESPEC does not know if Fortitude took any action attempting to explain or resolve these two failures.



Figure 8-8. Gold Control Chart for OREAS 233.

8.2.4.5 BLANKS, 2022-2023

Fortitude inserted a single coarse blank (see Table 8-9), created from commercially available crushed rock, into the sample stream of the 2022-2023 drill program. Based on the data compiled by RESPEC, Fortitude inserted blanks at a rate of about one blank for every 20-25 samples, for an insertion rate of 5.4%. Fortitude considered any lab assay value greater than five times the detection limit to be a failure that merited further evaluation.

The blank material used by Fortitude is described in Table 8-9.

Table 8-9. Fortitude Blank Material for 2022-2025

Blank ID	Certified Value	Type	Origin
Lava Blank	<0.005 ppm	Coarse	Commercial crushed decorative rock

Figure 8-9 shows the gold values of the 1,136 coarse blanks plotted with the preceding values. (Note the different scales between the blank value axis and the preceding value axis.) With the detection limit of 0.005 ppm, the warning limit is five times that, or 0.025 ppm. Four samples returned gold values above the warning limit, with no apparent relationship to the preceding value.





Figure 8-9. Gold in "Lava Blank" and Preceding Samples 2022-2023

The blanks above the warning limit are listed in Table 8-10:

Table 8-10. "Lava Blank" Failures and Preceding Samples 2022-2023

Blank	Certificate	El	Method	Preceding Sample	Preceding Value (ppm)	Blank Sample	Blank Value (ppm)	5x Det Limit (ppm)
Lava Blank	REN22000507A	Au	FR/AA	3906319	0.005	4866121	0.032	0.025
Lava Blank	EKO22000226	Au	FR/AA	4576419	0.031	4864541	0.030	0.025
Lava Blank	REN23000527	Au	FR/AA	4864539	0.024	4576421	0.036	0.025
Lava Blank	REN23000607	Au	FR/AA	4866119	0.005	3906321	0.035	0.025

Two of the four failures have slightly elevated values in the preceding sample. However, neither of those preceding values are elevated above the blank value, which would be indicative of primary crushing issues. All four of the samples were at BV using a 30-gram FA with an AA finish.

8.2.4.6 BLANKS, 2024-2025

Fortitude submitted a total of 624 coarse blanks with the 2024-2025 drill samples. The labs analyzed the blanks for gold. The labs returned two failures, both with relatively high preceding sample values. This type of failure is normally indicative of the analytical labs not properly cleaning their equipment between samples at the crushing stage.

Figure 8-10 shows the gold values of the coarse blanks plotted with the preceding values. Notice that some of the higher blank gold values, while not failures, are associated with high preceding drill sample values, which potentially were caused by an immaterial amount of cross-contamination from the prior sample into the drill sample.





Gold in "Lava Blank" and in Preceding Samples 2024-2025
Blank Au ppm
warning limit
Preceding Au ppm
Au ppm blank
Au ppm preceding sample
warning limit
Certificate Date

Figure 8-10. Gold Values of Fortitude Coarse Blanks and Preceding Samples.

The two blank values above the warning limit were both from BV using a 30-gram FA with an AA finish. Both values above the warning limit had preceding values that were notably higher, commonly indicative of primary crusher contamination issues. Both failures were in samples submitted in late 2023. The results were not available until 2024 and are listed in Table 8-11.

Table 8-11. "Lava Blank" Failures and Preceding Samples, 2024-2025

Blank	Certificate	El	Method	Preceding Sample	Preceding Value (ppm)	Blank Sample	Blank Value (ppm)	5x Det Limit (ppm)
Lava Blank	REN23001077	Au	FR/AA	46499	0.231	46501	0.042	0.025
Lava Blank	REN23001111	Au	FR/AA	47519	0.446	47521	0.062	0.025

8.3 ADEQUACY OF SAMPLE PREPARATION, ANALYSES AND SECURITY

RESPEC considers the sample preparation, analytical, and security procedures implemented by Fortitude meet industry norms and are adequate for use in the estimation of mineral resources as presented in this report. With overall insertion rates above 15% for both drill programs, the QA/QC procedures are within accepted industry standards. However, not all submissions had QA/QC in them—notably, when coarse rejects or pulps were sent back for multi-element analysis, no QA/QC procedures were used.

The most significant issue revealed by the QA/QC results is the moderate variability that may be an inherent characteristic of the County Line gold mineralization. While this variability may be expected due to the nature of mineralization, it must be considered and addressed throughout the entire resource modeling process.

It is RESPEC's opinion that the sample preparation, analyses, security and QA/QC employed by the Property operators resulted in data that are adequate as used in this report, most importantly to support the estimation of mineral resources.



9.0 DATA VERIFICATION

9.1 SITE VISIT

RESPEC personnel visited the Property on October 8, 2025, guided by a Fortitude geologist. The tour included a visit to the East Zone historical pit, where RESPEC inspected mineralization in the form of veins and vein stockworks, often proximal to larger observed structures in the exposed faces. RESPEC observed and discussed oxidation and alteration of the rocks and their relationship with mineralization with the Fortitude geologist. Figure 9-1 is a photo of mineralized rock from an exposure on the south face of the East Zone open pit. RESPEC verified that the location of this sample was taken in proximity to mineralized drillhole intercepts. RESPEC verified the collar locations of drillholes CLRC-414, CLRC-410, and CLSN-003 while in the East Zone open pit using a handheld GPS unit. RESPEC's locations matched those in the Fortitude database. During the tour of the East Zone area, the author also discussed drilling, sampling, and sample storage procedures with Fortitude personnel.



Figure 9-1. Example of Mineralized Rock in the East Zone (view approximately 1m).

RESPEC also visited the County Line Main open pit area during the site visit. Most of the area was inaccessible to RESPEC except for some exposures on the upper portion of the pit area. RESPEC inspected some argillized and silicified zones on one of the bench faces and reviewed the general pit geology from a distance (Figure 9-2). Fortitude discussed the geologic interpretation of the mineralization controls in the pit with RESPEC. Near the exterior of the pit, RESPEC verified the collar locations of two piezometer holes: CLPZ-002 and CLPZ-004, which matched the locations in Fortitude's records.





Figure 9-2. Main Open Pit (Looking West) from Upper Benches.

During the site visit, RESPEC independently confirmed the mineralization at the site to a satisfactory level and confirmed that the Project geology and drilling, sampling, and sample storage procedures are adequate for the purposes of this technical report.

9.2 HISTORIC PROPERTY EVALUATION AND DATA VERIFICATION

Fortitude compiled the historical analytical data presented in Section 5.0 from available reports. RESPEC deemed the historical information qualitative and is not used in this mineral resource estimation. However, the historical information is useful in helping to identify areas worthy of further exploration.

9.3 DATA VERIFICATION COMPLETED BY QUALIFIED PERSON

RESPEC reviewed Fortitude's sample collection, transport of the samples to BV in Sparks, Nevada, and security procedures and found them adequate.

Fortitude geologists reviewed analytical laboratory data prior to and after upload to Fortitude's database. To verify data accuracy, Fortitude used database functions to perform several QA/QC checks to identify any issues with duplicate sample numbers, duplicate sample interval depths, and cross-over intervals.



Within individual holes, Fortitude geologists identified inconsistencies in the lithological assignments during the review of the corresponding multi-element geochemical information and the robust review of the geological three-dimensional model. These lithological assignment inconsistencies were addressed through relogging the chips from the holes and updating the database.

9.4 DRILLING DATABASE VERIFICATION

Data verification is the process of confirming that data was generated with proper procedures, was accurately transcribed from the original sources and is suitable for the purposes for which they are employed. Additional confirmation of the drill data's reliability is based on RESPEC's evaluations of the Project's QA/QC procedures and results, as described previously, and experience working with the data. RESPEC did no separate evaluations of QA/QC procedures and results on data from drilling outside the mineral resource areas.

Beginning in October 2025, RESPEC verified Fortitude's Geoscientific Information Management ("GIM") database in three phases. In Phase 1, RESPEC ran a series of logical tests against the current modeling database to test for data integrity issues and correct or explain and document any issues. During Phase 2, RESPEC conducted a manual validation of the collar coordinates and downhole survey data associated with each drill hole. For Phase 3, RESPEC built a new assay database directly from original laboratory certificates.

RESPEC received all collar coordinates and downhole survey data as composited digital files from Fortitude. RESPEC obtained the certificate data by directly downloading the certificates from the two laboratories Fortitude contracted. RESPEC downloaded 71 certificates from the AAL website and 158 from the BV website. RESPEC then compared this database to the model database through a series of queries and corrected any data entry discrepancies.

RESPEC's Phase 1 logical tests of the database included a series of queries to validate the modeling database (County Line Project Access database). RESPEC conducted the following validation tests to identify any issues pertaining to:

- / Drill collar data: RESPEC checked for collars with missing depths, collars with missing coordinates, coordinates that might be swapped, drill holes without assay intervals, drill holes without collar survey information, drill holes with nearly duplicate coordinates, drill holes without assays, drill holes without geology, and drill holes without geotechnical information (core holes only).

- / Downhole surveys: RESPEC checked for survey depths greater than total depth, survey points missing azimuth or dip values, surveys where azimuth readings were not between 0° and 360°, surveys with flat dip angles (< ~ 45°), and downhole survey points with excessive rate of change.

- / Assay intervals: RESPEC checked for "excessively" large or small sample intervals, "excessively" large or small geologic intervals, assay intervals greater than collar total depth, geologic intervals greater than total depth, gaps and overlaps in sample intervals, and gaps and overlaps in geologic intervals.



When RESPEC detected minor data integrity issues, they evaluated the issues, and if warranted, corrected the modeling database. During Phase 2 of the data validation, RESPEC manually compared the original collar coordinate data and downhole survey data with the model database. RESPEC resolved all data issues using the data repository supplied by Fortitude.

9.4.1 DRILL COLLAR LOCATIONS

Since the initial exploration of the Property was done during the early-1990s, Fortitude surveyed all drill holes and trenches in WGS84 UTM Zone 11 coordinates. RESPEC manually validated these surveys against the model database and resolved all discrepancies.

9.4.2 DOWNHOLE SURVEYS

RESPEC received downhole survey data from Fortitude as digital files. RESPEC manually validated the surveys against the model database and resolved all discrepancies.

9.4.3 DRILLING ASSAY DATABASE

The last phase of the data validation was the most comprehensive—RESPEC compared the independently built Project database to the database created from raw certificates acquired directly from BV and AAL in csv format.

An on-going program of spot checking these data is currently in progress. RESPEC performed a digital audit on all the gold values in the 32,370-row database. After accounting for the differences in the way the Fortitude database handled below detection limit values and rounding issues in the database as the result of using inexact numeric data types, RESPEC found 24 discrepancies for gold. RESPEC manually evaluated them all to determine the best values. Six were found to be where Fortitude had incorrectly prioritized the values—not prioritizing a metallic fire screen assay over an ICP assay, or using a duplicate, repeat, or re-run sample inconsistently. The remaining 18 were all from a single re-issued certificate that was not accounted for and updated in the database. All errors and inconsistencies were evaluated and if necessary, corrected.

9.4.4 GEOLOGIC DATA

Fortitude provided RESPEC with 3D wireframes of lithology, alteration, and structure that were used in the coding of the resource model.

Comparing the 3D lithologic and structural model to the historical drill logs proved to be difficult due to vague or missing rock descriptions. The quality of historical drill logs varies considerably. Some drill holes are described well enough to determine lithologic boundaries, whereas others could only be used to define a bedrock-alluvium contact.

9.5 ADEQUACY OF DATA

RESPEC experienced minor limitations with respect to verification of the Project's data. In consideration of the information summarized in Sections 5.0 through 9.0 and 11.0 of this report, RESPEC was able to verify that recent data with digital certificates collected by Fortitude were acceptable to use in support of the estimation of mineral resources. All the historical data had original source certificates and



documentation available in digital formats to verify against the database, but it contained poor QA/QC documentation. RESPEC believes that these limitations do not preclude the ability to produce a mineral resource estimate, albeit at a lower classification than might otherwise be possible with a fully validated database.



10.0 MINERAL PROCESSING AND METALLURGICAL TESTING

10.1 HISTORICAL METALLURGICAL TESTING

10.1.1 CYANIDE BOTTLE ROLL TESTS (AGI)

AGI reported the earliest available metallurgical information in 2015 on metallurgical testing performed on RC cuttings collected from Hole CLD-017, which was drilled into the former FMC leach pad at County Line. The test work aimed to determine the cyanide solubility of gold from Hole CLD-017. AGI collected a 1,000-gram sample from both pulps and rejects for selected intervals of the drill hole and subjected the sample to cyanide bottle roll tests at the AAL in Reno, Nevada. As summarized in Table 10-1, gold recoveries ranged from 21% to 90% for pulps (and averaged 45%) and 0% to 64% for rejects (and averaged 22%). The bottle roll tests run on RC cuttings from Hole CLD-017 generally demonstrated that low gold recoveries can be expected for cyanide leaching of the remaining leach pad material.

Table 10-1. Cyanide Bottle Roll Tests from County Line Leach Pad Material

Sample Number	Original pulp assay (ppb)	Original pulp assay (calculated) (opt)	Au in solution after 2- hour leach (opt)	Au in solution after 6- hour leach (opt)	Au in solution after 2- hour leach (opt)	Au in solution after 6- hour leach (opt)	Recovery
			AuCN30	AuCN30	AuCN60	AuCN60	
CLD-017 10-15' Pulp	647	0.019	0.015	0.017			90%
CLD-017 210-215' Pulp	326	0.01	0.002	0.002			21%
CLD-017 280-285' Pulp	1,941	0.057	0.018	0.023			41%
CLD-017 285-290' Pulp	595	0.017	0.004	0.005			29%
CLD-017 10-15' Reject	647	0.019			0.01	0.012	64%
CLD-017 210-215' Reject	326	0.01			0.001	-0.001	0%
CLD-017 280-285' Reject	1,941	0.057			0.008	0.008	14%
CLD-017 285-290' Reject	595	0.017			0.002	0.002	12%
STD - OxA89			0.002	0.002	0.002	0.002	
BLANK			-0.001	-0.001	-0.001	-0.001	

Note:
Ppb   Parts per billion
Opt   Troy ounces per short ton (2,000 lbs); (1ppb = 0.02917/1,000 opt)
AuCN   Gold cyanide extraction
STD-AALOxA89   AAL generated standard material
BLANK   AAL silica blank

10.1.2 BULK SULFIDE FLOTATION TESTING (AGI)

Also in 2015, AGI submitted samples from CLD-017 to McClelland of Sparks, Nevada, for bulk sulfide flotation testing (Olson, 2015). Head analyses showed that the samples contained 0.43g Au/t, 0.5g Ag/t



and 2.63% sulfide sulfur. McClelland conducted a conventional bulk sulfide rougher/cleaner flotation test on this sample at an 80% passing 75µm feed size. Results showed that sample CLD-017 responded moderately well to flotation pretreatment at this feed size. Gold and silver recoveries to the rougher concentrate were 71.4% Au and 75.8% Ag. Due to the low-grade of the sample, concentrate grades were low. Gold and silver grades of the cleaner concentrate were only 0.60g Au/t and 7.3g Ag/t. The sulfide sulfur recovery flotation to the rougher concentrate was very effective—90.6%. Sulfide sulfur content of the silver concentrate was high (37.9%). McClelland recommended additional testing to evaluate the amenability of the material represented by sample CLD-017 to cyanidation treatment and the associated flotation products.

10.2 METALLURGICAL TESTING BY FORTITUDE

10.2.1 CYANIDE BOTTLE ROLL TESTS (FORTITUDE)

In 2018, Fortitude conducted internal preliminary metallurgical testing on two check samples collected from outcropping gold-bearing exposures in the bottom of the County Line Main open pit. Fortitude submitted the samples to BV in Sparks, Nevada, for gold, silver, arsenic, antimony, and mercury analyses. Test results are presented in Table 10-2.

Table 10-2. 2018 Check Sample Assay Results from County Line Main Open Pit

Sample Number	Sample Description	Method Analyte Unit	FA430 Au (ppm)	AQ200 Ag (ppm)	AQ200 As (ppm)	AQ200 Sb ppm)	AQ200 Hg (ppm)
2977879	Silicified/brecciated tuff; strong limonite/hematite (~9 lbs sample)		2.09	0.6	167.1	51.3	3.92
2977880	Silicified/brecciated tuff; strong limonite/hematite (5.41 kg sample)		2.36	0.5	160.9	61.5	4.68

In 2018, Fortitude also completed internal cyanide bottle roll tests on two check samples collected from the bottom of the County Line Main open pit. Samples were pulverized to p85 target size. The 96-hour cyanide bottle roll tests had positive leach recoveries for gold and silver, as shown in Table 10-3, Table 10-4, and Table 10-5. Gold cyanide recoveries ranged from 93% to 96% and averaged 94% (Table 10-3 and Table 10-4). Silver cyanide recoveries ranged from 88% to 95% and averaged 92% (Table 10-3 and Table 10-5). Leach kinetics were relatively fast, achieving over 90% of the total gold recovery and over 80% of the total silver recovery in two hours (Table 10-4, Figure 10-1, Figure 10-2). Test results suggest that the County Line mineral deposit is amenable to either cyanide heap leach or agitated cyanide leach processing methods.



Table 10-3. Summary of Cyanide Bottle Roll Test Recovery Results on Check Samples

Sample Number	Au Assayed Head (ppm)	Au Extracted (ppm)	Au Extracted (%)	Ag Assayed Head (ppm)	Ag Extracted (ppm)	Ag Extracted (%)
2977879	2.09	1.95	93	0.6	0.6	95
2977880	2.36	2.26	96	0.5	0.4	88

Table 10-4. Detailed Gold Results of Cyanide Bottle Roll Tests on Check Samples

Sample Number	Method Analyte Unit	CN41K_M Au_0h (ppm)	CN41K_M Au _2h (ppm)	CN41K_M Au_4h (ppm)	CN41K_M Au_8h (ppm)	CN41K_M Au_24h (ppm)	CN41K_M Au_48h (ppm)	CN41K_M Au_72h (ppm)	CN41K_M Au_96h (ppm)
2977879		0.29	1.92	1.93	1.94	1.94	1.94	1.93	1.95
2977880		0.31	2.16	2.21	2.22	2.23	2.25	2.22	2.26

Table 10-5. Detailed Silver Results of Cyanide Bottle Roll Tests on Check Samples

Sample Number	Method Analyte Unit	CN41K_M Ag_0h (ppm)	CN41K_M Ag_2h (ppm)	CN41K_M Ag_4h (ppm)	CN41K_M Ag_8h (ppm)	CN41K_M Ag_24h (ppm)	CN41K_M Ag_48h (ppm)	CN41K_M Ag_72h (ppm)	CN41K_M Ag_96h (ppm)
2977879		0.08	0.52	0.56	0.57	0.57	0.56	0.56	0.57
2977880		0.08	0.40	0.43	0.41	0.43	0.42	0.43	0.44



Extraction, %Au
Extraction, ppm Au
Leach, hours
%Au
ppm Au
Extraction, %Ag
Extraction, ppm Ag
Leach, hours
%Ag
ppm Ag

Figure 10-1. Cyanide Bottle Roll Test Results from Check Sample #2977879.





Figure 10-2. Cyanide Bottle Roll Test Results from Check Sample #2977880.

10.2.2 2023 METALLURGICAL TESTING PROGRAM

In May 2023, Fortitude engaged Kappes, Cassiday & Associates ("KCA") to execute metallurgical tests on County Line drillhole samples, all holes being from the Main open pit area. This subsection is summarized from Kappes, Cassiday & Associates (2024), which described the testing program.

Fortitude delivered pallets containing sacks of individually bagged samples to KCA. Upon receipt, KCA inventoried, sorted, and weighed the individual samples. Each sample was prepared individually and utilized for head analyses, head screen analyses with assays by size fraction, bottle roll leach test work, agglomeration test work, column leach test work, comminution testing, and quantitative mineralogy analyses.

For the various test work mentioned above, KCA composited 213 individual samples into three metallurgical samples containing 23, 84, and 106 individual samples to make composites 1, 2, and 3, respectively.

10.2.2.1 HEAD ANALYSES

KCA stage crushed a portion of the head material for each individual sample to a target size of 100% passing 1.70 millimeters. From the blended 1.70-millimeter material, KCA split out portions and individually ring and puck pulverized them to a target grind size of 80% passing 0.075 millimeters.

KCA analyzed two pulverized portions for gold and silver by standard FA and wet chemistry methods. They also assayed the head material semi-quantitatively for an additional series of elements and for whole rock constituents. In addition to these semi-quantitative analyses, they assayed the head material by quantitative methods for carbon, sulfur and mercury and conducted cyanide solubility tests on portions of the pulverized head material.

KCA submitted a portion of the pulverized material was submitted to FLSmidth, Inc. for quantitative x-ray diffraction ("XRD") and cation exchange capacity ("CEC") analyses. Select pieces of broken core



from each composite were submitted to Hazen Research Inc. for bond abrasion and crusher work indices determinations.

In addition to the direct head assays, KCA used a portion of the column feed material for each separate sample for a head screen analysis with assays by size fraction.

The results of the direct head analyses for gold are provided in Table 10-6.

Table 10-6. Results of the Direct Head Assays for Gold

KCA Sample No.	Description	Assay 1, (g Au/t)	Assay 2, (g Au/t)	Average Assy, (g Au/t)
97401 B	Composite 1	0.158	0.151	0.154
97402 B	Composite 2	0.621	0.626	0.623
97403 B	Composite 3	0.998	0.996	0.997

Head analyses for each composite yielded sulfide sulfur percentages of 2.49, 0.60, and 0.34, for composites 1, 2, and 3, respectively.

10.2.2.2 BOTTLE ROLL LEACH TESTS 2

The results of the bottle roll leach tests for gold are provided in Table 10-7.

Table 10-7. Results of the Bottle Roll Leach Tests for Gold

KCA Sample No.	KCA Test No.	Description	Target p 100 Size, (mm)	Head Average, (g Au/t)	Calculated Head, (g Au/t)	Extracted, (g Au/t)	Avg. Tails, (g Au/t)	Au Extracted, %	Leach Time, Hours	Consumption NaCN, (kg/t)	Addition Ca(OH)$_2$, (kg/t)
97401 B	97408 A	Composite 1	1.70	0.154	0.104	0.026	0.079	24	48	2.16	1.25
97401 B	97409 A	Composite 1	0.106	0.154	0.134	0.069	0.065	51	48	2.62	2.00
97402 B	97408 B	Composite 2	1.70	0.623	0.520	0.353	0.167	68	48	0.47	1.00
97402 B	97409 B	Composite 2	0.106	0.623	0.601	0.543	0.058	90	48	1.47	1.25
97403 B	97408 C	Composite 3	1.70	0.997	1.059	0.876	0.183	83	48	0.93	0.50
97403 B	97409 C	Composite 3	0.106	0.997	0.994	0.913	0.081	92	48	1.50	1.00

10.2.2.3 AGGLOMERATION TESTING

KCA conducted preliminary agglomeration test work on portions of each of the three composites stage crushed to 100% passing 37.5 millimeters or 100% passing 9.5 millimeters.



KCA conducted the agglomeration tests utilizing two-kilogram portions of the crushed material agglomerated with zero (no cement addition), one, two and four kilograms of Portland Type II cement per metric tonne. They loaded the agglomerated material into small (100 millimeter inside diameter) columns, allowed the columns to cure for 24 hours, and tested them for permeability with no compressive load applied.

All samples passed the KCA test criteria for slump and flow rate at all the cement addition rates— including the tests run with no cement addition.

10.2.2.4 COLUMN LEACH TESTING

KCA conducted column leach tests utilizing material crushed to 100% passing 37.5 or 9.5 millimeters. They leached the material for 99 days with a sodium cyanide solution. They used a portion of the tailings material from each column leach test for tail screen analyses with assays by size fraction.

The results of the column leach tests for gold are provided in Table 10-8.

Table 10-8. Results of KCA's Column Leach Tests for Gold

KCA Sample No.	KCA Test No.	Description	Crush Size, (mm)	Calc. Head, (g Au/t)	Extracted, (g Au/t)	Wt. Avg. Tail Screen, (g Au/t)	Extracted, % Au	Calc. Tail p80 Size, (mm)	Days of Leach	Consumption NaCN, (kg/t)	Addition Hydrated Lime, (kg/t)
97401 A	97410	Composite 1	37.5	0.150	0.074	0.076	49	23.3	99	2.10	2.04
97401 B	97413	Composite 1	9.5	0.154	0.079	0.075	51	6.9	99	2.34	2.03
97402 A	97416	Composite 2	37.5	0.629	0.414	0.215	66	24.7	99	1.22	1.50
97402 B	97419	Composite 2	9.5	0.662	0.476	0.187	72	6.3	99	1.46	1.50
97403 A	97422	Composite 3	37.5	1.270	1.028	0.242	81	26.5	99	1.22	1.02
97403 B	97425	Composite 3	9.5	1.188	0.995	0.193	84	6.9	99	1.25	1.00

10.2.3 2024 METALLURGICAL TESTING PROGRAM

In July 2024, Fortitude engaged McClelland to conduct additional test work on County Line drillhole samples. This subsection is summarized from a report of metallurgical test work by McClelland from May of 2025 which described the testing program.

McClelland conducted the test work on three composite samples from the County Line East Zone: 5036-001, 5036-002, and 5036-003. Gold head grades of the composite samples ranged from 0.48 to 1.52 g Au/t. Gold cyanide solubility ratios (CN/FA) were greater than 99.9% for composites 5036-001 and 5036-003, and were 37.3% for 5036-002. Column tests results showed that 5036-001 and 5036-003 were amenable to heap leach cyanide treatment, and that recovery for 5036-002 was relatively low. A summary of results is presented in .Table 10-9



Table 10-9. Summary Metallurgical Results, Column Leach Tests, CL East Zone Open Pit Met Study

Sample	Feed Size	Test	Leach/Rinse Time, Days	Solution Applied mt/mt ore	Au Rec., %	g Au/mt ore				Ag Rec., %	g Ag/mt ore				Reagent Requirements, kg/mt ore	
						Ext'd.	Tail	Calc'd. Head	Head Grade		Ext'd.	Tail	Calc'd. Head	Head Grade	NaCN Consumed	Cement Added
5036 - 001	80%-16mm	CL-1	72	3.43	91.4	0.53	0.05	0.58	0.52	60	0.3	0.2	0.5	0.4	1.05	6.8
5036 - 002	80%-16mm	CL-2	71	3.09	39.8	0.43	0.65	1.08	1.27	40	0.2	0.3	0.5	0.4	0.35	6.6
5036 - 003	80%-16mm	CL-3	77	4.02	97.1	1.81	0.05	1.86	1.61	50	0.3	0.3	0.6	0.4	0.84	7.9



10.2.3.1 SAMPLE PREPARATION

Composites for the testing program came from five drillholes and originated from 296 individual sample intervals roughly 90mm in length. McClelland selected 40 competent drill core pieces from the intervals for comminution testing and then recombined with the original intervals making up the composites. Each of the samples was crushed to nominal 25mm (1"), blended, and quarter split. McClelland crushed the quarter splits to 1.7mm and then split them to obtain 0.25kg for analysis. McClelland pulverized the splits for assay, then submitted the pulps to AAL of Reno, Nevada for FA and CN analyses. AAL reported the results directly to McClelland.

McClelland used the assay and existing mineralogy data to select 106 of the 296 original intervals for compositing, generally from 20–30-foot intersections. The three composites were intended to be 1) a low grade/high recovery composite; 2) a low recovery composite; and 3) a high grade/high recovery composite. The low recovery composite sample had a high pyrite content. McClelland thoroughly blended and split each composite to obtain 150kg for finer crushing to a target feed size of 80% passing 16mm. McClelland blended and split the crushed material to obtain 25kg for head analysis, 75kg for column testing, 10kg for agglomerate strength testing, and 12kg for finer crushing. McClelland crushed the 12kg splits to 80% passing 1.7mm and split the material into triplicate 0.25kg amounts for head assays and bottle roll testing.

10.2.3.2 SAMPLE PREPARATION

McClelland conducted a Bond crusher work index test on select drill core that represented material from drillholes CLSN-24-001, -002, -003, -004, and -005. McClelland employed a twin pendulum low impact procedure. The results are summarized in Table 10-10.

Table 10-10. CL East Zone Open Pit Met Study Sample

Test	Crusher Work Index		
	kWh/st	kWh/mt	Classification
Cwi-1	5.63	6.21	Very Soft
Cwi-2	5.6	6.17	Very Soft

10.2.3.3 BOTTLE ROLL TESTS

McClelland conducted agitated cyanidation (bottle roll) tests on each composite at a feed size of 80% passing 1.7mm. The tests generated preliminary data for heap leaching amenability, measuring recoveries, recovery rates, and reagent consumptions. The results are presented in Table 10-11.



Table 10-11. Overall Metallurgical Results, Bottle Roll Tests, CL East Zone Open Pit Met Study Composites, 80%-1.7mm Feed Size

Composite: Metallurgical Results	5036-001	5036-002	5036-003
	AL-1	Al-2	AL-3
Extraction: % of total Au			
in 2 hours	72.1	17.2	70.9
in 6 hours	82.8	22.1	84.9
in 24 hours	88.1	30.8	90.3
in 48 hours	90.3	33.9	91.5
in 72 hours	89.9	35.9	89.7
in 96 hours	88.5	34.4	93.2
Extracted, g Au/mt ore	0.46	0.42	1.36
Tail Assay, g Au/mt[1]	0.06	0.8	0.1
Calc'd Head, g Au/mt ore	0.52	1.22	1.46
Head Assay, g Au/mt ore[2]	0.52	1.27	1.61
Ag Extraction, % of total	75	25	50
Extracted, g Ag/mt ore	0.3	0.1	0.2
Tail Assay, g Ag/mt[1]	0.1	0.3	0.2
Calc'd Head, g Ag/mt ore	0.4	0.4	0.4
Head Assay, g Ag/mt ore[2]	0.4	0.4	0.4
NACN Consumed, kg/mt ore	<0.07	0.09	<0.07
Cement Added, kg/mt ore	12.3	8.2	12.8
Final pH	10.9	10.7	10.8
Natural pH (40% solids)	4.5	6.2	4.2

1) Average of triplicate tail assays
2) Avera of all head grade determinations

10.2.3.4 COLUMN LEACH TESTING

McClelland conducted agglomerate strength and stability tests on each composite at a feed size of 80% passing 11mm to determine cement additions for the column tests and also conducted column percolation leach tests on each composite. The gold leach rate profiles of each composite are shown in Figure 10-3, in addition to the results summarized in
Table 10-9.





Figure 10-3. Gold Leach Rate Profiles, Column Leach Tests, CL East Zone Open Pit Met Study Composites

10.2.4 COUNTY LINE MINERAL PROCESSING AND METALLURGICAL TESTING SUMMARY

It is RESPEC's opinion that the test work to date is adequate as used as a basis for assumptions provided in this report. Historical and current test work provide coverage for both the East Zone and Main open pit area. The samples used in the test work are representative of the deposit geology and mineralization, and the results provide evidence that the County Line mineralization is amenable to cyanide heap-leaching at a commercial scale for oxide and mixed material types. Sulfide mineralization may be commercially viable for bulk flotation, however more test work is likely required for proof of concept for mining and processing sulfides.



11.0 MINERAL RESOURCE ESTIMATES

11.1   INTRODUCTION

RESPEC completed the mineral resource estimates presented in this technical report summary.

These mineral resource estimates for the County Line Project were classified in order of increasing geological and quantitative confidence into Inferred and Indicated categories in accordance with the SEC's *Modernization of Property Disclosures for Mining Registrants*, published by the SEC on October 31, 2018, whose mineral resource definitions are given below:

Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

RESPEC reports resources at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, according to the regulatory requirements that a resource exists "in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction."

RESPEC completed the mineral resource estimation for disclosure for the County Line East Zone and Main open pit areas of the Property in accordance with S-K 1300. The modeling and estimation of the mineral resources were completed on December 31, 2025, under the supervision of RESPEC with respect to mineral resource estimations under S-K 1300. The Effective Date of the resource estimate is December 31, 2025. RESPEC is independent of Fortitude and its Project by the definitions and criteria



outlined in S-K 1300. There is no affiliation between RESPEC and Fortitude or its Project except that of independent consultant/client relationships.

RESPEC reports resources at cutoffs that are reasonable for deposits of this nature, given anticipated mining methods and plant processing costs, while also considering economic conditions, because of the regulatory requirements that a resource exists "in such form and quantity and of such grade or quality that it has reasonable prospects for eventual economic extraction."

RESPEC is not aware of any unusual environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors that may materially affect the County Line mineral resources as of the date of this report.

This report presents updated gold resources for the County Line East Zone and Main deposits that have an Effective Date of December 31, 2025. No mineral reserves were estimated for the Project.

11.2   DATA SOURCES AND APPROACH

Mineral resources were estimated by using drillhole and sample data generated by Fortitude discussed in Section 7.0. Fortitude provided these datasets to RESPEC, who subsequently validated the datasets as addressed in Section 9.0. The model was created for the purpose of generating a gold mineral resource estimate. The geological model provided by Fortitude described in Section 11.4 was used as the basis for estimating mineral resources on the Project.

Fortitude provided RESPEC with the following sources of information:

- / Surface digital elevation model (DEM) survey
- / Fortitude-controlled claim boundaries
- / Collar surveys, deviation surveys, and geologic log records for 624 drillholes
- / Assays from 34,495 samples
- / Density measurements from 32 drill core samples
- / Gold assays from 148 surface samples
- / Hyperspectral data from 30,806 sample intervals
- / 3-D Leapfrog model with lithology, alteration, and oxidation solids and structural surfaces
- / Surface structural readings including 108 dip and strike measurements
- / PDF-format assay certificates for cross-validation of digital assay records
- / 2025 County Line Main open pit LiDAR Geotechnical Mapping Study
- / Internal company reports presenting surface mapping results
- / Historical FMC report prepared on the geology and exploration of the Paradise Peak gold-silver district, Nevada (Sillitoe, 1990)
- / Sillitoe and Lorson (1994), *Society of Economic Geology* publication on epithermal gold-silver-mercury deposits in the Paradise Peak area, Nevada



/ Loveday et al. (2023), S-K 1300 Technical Report Summary for the County Line Property, Mineral and Nye County, Nevada.

RESPEC used the above information to further develop an understanding of the geology of the Property, and to build a three-dimensional (3-D) block model of gold grade distributed within host formations extending below a surface mining pit. To validate recent exploration activity and gain insight into geologic controls on mineralization, RESPEC personnel inspected the pit, surrounding RC hole locations and RC drill chips on October 8, 2025.

RESPEC modeled the Project's mineral domains and estimated the Project's mineral resources using GEOVIA Surpac mining software, and RESPEC's proprietary software. The Project's initial modeling was in the UTM Zone 11N (meters) projected coordinate system using the WGS 1984 datum, and modeled the mineral domains were modeled on 32.8-feet-spaced cross sections (10-meter) oriented southwest-northeast (Azimuth 289), then 16.40-feet-planes (5-meter) that are orthogonal to the cross sections. RESPEC transformed the database, modeled mineral domains, and all solids or surfaces used to code the block model to Nevada West (FIPS 2703) State Plane (feet) projected coordinate system in NAD83 datum using Global Mapper 26.0 software. Table 11-1 provides the County Line East Zone open pit resource block model extents and dimensions in Nevada West State Plane NAD83 (FIPS 2703) (feet) coordinate system. Table 11-2 provides the same information for the County Line Main open pit resource block model. The plan view extent of the block model regional surface topography and the Property boundary are shown on Figure 11-1.

Table 11-1. East Zone Block Model Extents and Dimensions

In Feet	X	Y	Z
Min Coordinates	2,789,012.820	14,579,001.264	4,120
Max Coordinates	2,783,092.820	14,581,581.264	6,100
Extents	4,080	2,580	1,980
Block Size	15	15	20
Rotation	Horizontal at -71		

Table 11-2. Main Block Model Extents and Dimensions

In Feet	X	Y	Z
Min Coordinates	2,786,573.382	14,579,841.230	4,120
Max Coordinates	2,790,653.382	14,582,301.230	6,100
Extents	4,080	2,460	1,980
Block Size	15	15	20
Rotation	Horizontal at -71		





Figure 11-1. County Line Property and Model Extent



11.3 DATABASE

RESPEC received the drillhole database underpinning this mineral resource estimate was received from Fortitude in August 2025, with additional holes added to the database on January 09, 2026. RESPEC completed an initial audit of the database underwent an audit by RESPEC that was complete by December 06, 2025, with additional minor changes to collar, survey, and assay data were made on January 09, 2025.

The Project gold resources were modeled and estimated by RESPEC using information provided by Fortitude. RESPEC excluded 24 of AGI's historical RC drillholes from the estimation due to issues with the data verification of collar, survey, and assay certificates as discussed in Section 9.0, but used these holes in the modeling of the gold mineralization. RESPEC used Fortitude's air track drillholes in the modeling of the gold mineralization for both areas but excluded them from the estimation in the main portion of the East Zone and Main open pit areas because the sample collection drilling methods caused poor sample quality. As summarized in Table 11-3, RESPEC derived the estimate of mineral resources from data gleaned from 462 of the 600 RC, core, and sonic drillholes in and around the County Line Main and East Zone open pit areas that were drilled by Fortitude. Fortitude provided this data, and the digital topography of the Property area to RESPEC in a digital database in UTM Zone 11N (meters) projected coordinate system using the WGS 1984 datum. RESPEC transformed this data into Nevada West (FIPS 2703) State Plane (feet) projected coordinate system in NAD83 datum.

Table 11-3. Summary of County Line Drilling Used in Resource Estimation

Model Area	Drillhole Type	Year	No. DHs	Length (ft)	Length (m)	No. DHs Used in estimation	Length used in estimation (ft)	No. DHs Excluded in Estimation
East Zone	RC	2023-2024	182	56,370.0	17,181.58	182	56,370.0	0
	Core	2023	3	1,206.0	367.59	3	1,206.0	0
	Sonic	2024	5	542.0	165.20	5	542.0	0
	Air Track	2024	110	10,260.0	3,128.25	0	-	110
	Historical	2012-2013; 2015	11	3,930.0	1,197.86	0	-	11
	All	2020-2024	311	72,308.0	22,039.48	190	58,118.0	121
Main	RC	2022-2023	244	88,225.0	26,890.98	244	88,225.0	0
	Core	2023-2024	21	4,064.0	1,238.71	21	4,064.0	0
	Sonic	2024	7	700.0	213.36	7	700.0	0
	Air Track	2024	28	1,740.0	530.35	0	-	28
	Historical	2012-2013; 2015	13	2,300.0	701.04	0	-	13
	All	2020-2025	313	97,029.0	29,574.44	272	92,989.0	41
Total			624	169,337.0	51,613.92	462	151,107.0	162







Figure 11-2. County Line Property Drillhole Database



11.4 GEOLOGIC MODEL

Fortitude geologists used Leapfrog software to develop the Project's three-dimensional geologic model that includes lithologic, alteration, and oxidation solids and fault surfaces. Fortitude provided the model to RESPEC. Figure 11-1 shows the plan view extent of the geologic model's regional surface topography and the Property boundary. The aerial imagery shown in Figure 11-1 shows the extent of the geologic model via a raster image of the detailed surface topography generated from Fortitude's digital elevation model ("DEM") survey. Fortitude geologists developed the geologic model in UTM Zone 11N projected coordinate system using the WGS 1984 datum, then RESPEC transformed the geologic model solids and surfaces to the Nevada West State Plane NAD83 (FIPS 2703) (feet) coordinate system. Figure 11-3 shows a representative cross section of the geologic model for the County Line East Zone open pit area. Figure 11-4 shows a representative cross section of the County Line Main open pit area's geologic model.

11.4.1 MODELED LITHOLOGY

Drillhole records and district geology observations presented in Sillitoe (1990) and Sillitoe and Lorson (1994) identify three main geologic units in the East Zone and Main open pit model areas. The modeled lithologic units, from top to bottom, are alluvium, a tuffaceous unit, and an andesitic unit. Outside the pit shell, surface weathering is limited to within five feet of the surface topography. Gold mineralization in the County Line East Zone open pit is contained entirely within the andesite unit. At the County Line Main open pit, gold mineralization is dominantly hosted exposed tuffaceous unit and to a lesser extent within the andesitic unit below the tuffaceous unit in the immediate vicinity of the existing Main open pit.

Figure 11-5 and Figure 11-6 show the three modeled domains with modeled lithology and oxidation for the East Zone. Several structural orientations coalesce in the East Zone area. Low to moderate angled southwest and northeast dipping mineralized zones are both disseminated within the andesite and also hosted within structural zones. A high-grade core of the deposit sits footwall along a steeply dipping northwest oriented structure (Fault 1).

Figure 11-7 and Figure 11-8 shows the three modeled domains with modeled lithology and oxidation for the Main open pit area. The tuffaceous lithologic unit is mostly described as crystalline tuff in the drillhole records. The contact between the tuffaceous and andesitic units contains abundant fault gouge, clay, and breccia that Fortitude geologists interpret to be part of a detachment fault system described by Sillitoe and Lorson (1994). The andesitic lithologic unit below is primarily described as composed of andesite, with lesser amounts of fault gouge and mixed formations of granite, vitrophyre, and rhyodacite. Geologists view the detachment fault zone as a clay dominate feature between the tuff and underlying andesite.



RESPEC

$3800 Pit

OXIDE

SULFIDE

MIXED

SULFIDE

Oxidation	Lithology	Drill-Hole Assay Color Codes
Oxide	Overburden	g Au/tonne: Color:
Mixed	Andesite	0 - 0.1
Sulfide	Tuff	0.1 - 0.3
		0.3 - 1.0
Faults	Alteration	1.0 +
	Argillic	
0 62.5 125 Feet	Propylitic	

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

FORTITUDE GOLD CORP.

County Line Project East Zone
Mineral & Nye Counties, Nevada

Au Geology
Section 780

COORDINATE SYSTEM:
NAD83 Nevada State Plane, West Zone, US Foot

DATE: 16 February, 2026

Figure 11-3. Cross Section 780 with Geologic Model within County Line East Zone Open Pit Area and $3,800 Au Pit Shells



Oxidation		Lithology		Drill-Hole Assay Color Codes	
	Oxide		Overburden	g Au/tonne:	Color:
	Mixed		Andesite	0 - 0.06	
	Faults		Tuff	0.06 - 0.25	
		Alteration		0.25 - 3.5	
			Silicate + Alunite + Jarosite	3.5 +	

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

FORTITUDE GOLD CORP.

County Line Project Main Zone
Mineral & Nye Counties, Nevada

Au Geology
Section 3960

COORDINATE SYSTEM:
NAD83 Nevada State Plane, West Zone, US Foot

DATE: 16 February, 2026

Figure 11-4. Cross Section 3960 with Geologic Model within County Line Main Open Pit Area and $3,400 Au Pit Shells



11.4.2 MODELED ALTERATION

From review of drillhole records, Fortitude geologists identified two main alteration types in the East Zone open pit model areas. Top to bottom, the modeled alteration units at the East Zone open pit area are argillic alteration and propylitic alteration. Gold mineralization within the County Line East Zone open pit is predominately contained within rocks subject to propylitic alteration, and to a lesser degree the argillic alteration.

To help guide the modeling of gold mineralization, RESPEC modeled a silica + alunite + jarosite solid at the County Line Main open pit using a combination of logged silicification in drillholes and the presence of alunite or jarosite derived from Fortitude's >5% probability hyperspectral data.

11.4.3 MODELED OXIDATION

RESPEC created an oxidation model that was based on the ratio of the CN assay to FA assay (CN/FA). Oxide was modeled at greater than 60%, transition between 40 to 60%, and sulfide less than 40%. The County Line Main open pit gold deposit is primarily oxidized with local pods of mixed and sulfide mineralization. The East Zone open pit is oxidized from approximately 80 feet to 120 feet, with sulfide mineralization dominant at greater depths. A secondary zone of oxide and mixed mineralization occurs mostly in pods at approximately 150 feet for the upper contacts to 400 feet below surface for the lower contacts.

11.5   MINERAL DOMAINS

A mineral domain encompasses a volume of rock that is ideally characterized by a single, natural population of metal grades occurring within a specific geologic environment. In order to define the mineral domain at County Line, the natural gold populations were first identified on population-distribution graphs that plot the gold-grade distribution of all drillhole assays. This study led to the identification of three populations for gold for the County Line East Zone and Main open pits. Ideally, each of these populations can then be correlated with specific geologic characteristics that are captured in the Project database, which can be used in conjunction with the grade populations to interpret the bounds of the gold mineral domains.

RESPEC modeled the mineral domains to respect the lithologic and structural interpretations of the deposit. Following the statistical evaluation of assay data populations, RESPEC modeled low, mid, and high-grade gold mineral domains on cross sections and numbered them 100, 200, and 300, respectively. Material outside the 100, 200, and 300 domains was assigned to the zero domain.

11.5.1 GOLD DOMAIN MODELING

Disseminated oxide, mixed, and sulfide gold mineralization within the County Line East Zone open pit area occurs in the andesite, and largely within the propylitic alteration. Disseminated epithermal oxide gold mineralization within the County Line Main open pit area occurs in the tuffaceous unit and to a lesser extent in the deeper andesitic unit. Using a combination of logged silicification and presence of alunite or jarosite in Fortitude's hyperspectral data, RESPEC modeled a solid at County Line Main open pit to help guide the modeling of mineralization.



To define the mineral domains at the Project, RESPEC analyzed the natural populations of gold grades on population-distribution graphs for all drillhole samples in the deposit area. That analysis led to the identification of distinct populations that are correlated with geologic characteristics that RESPEC used to define the boundaries of each of the mineral domain. Table 11-4 presents the approximate grade ranges of the three gold domains.

Table 11-4. County Line East Zone and Main Open Pit Grade Domain Ranges

Domain	East Zone (Au ppm)	Main (Au ppm)
100	~0.1 to ~0.3	~0.06 to ~0.25
200	~0.3 to ~1.0	~0.25 to ~3.5
300	>~ 1.0	>~ 3.5

Using these grade populations in conjunction with lithologic and structural interpretations, RESPEC independently modeled the grade domains by interpreting mineral domain polygons on a set of 32.8-feet-spaced cross sections (10-meters) oriented southwest-northeast (Azimuth 289) along the approximate direction of dip. Representative cross sections showing the gold mineral domains in the County Line East Zone open pit are shown in Figure 11-5 through Figure 11-6. Representative cross sections for the Figure 11-7 County Line Main open pit are shown in Figure 11-7 through Figure 11-8.

RESPEC projected the final cross-sectional mineral domain polygons horizontally to the drill data in each sectional window, then sliced these three-dimensional polygons vertically along 16.40-feet planes (5-meters) orthogonal to the cross sections. RESPEC used these slices—along with similarly sliced lithologic and structural surfaces—to guide the final rectification of the gold mineral domains on long sections. The product of this work is a set of 16.40-feet-spaced long sectional (5-meter-spaced) gold domain polygons that span the full extents of the drilled mineralization. To code the block model, RESPEC generated the 16.40-feet-spaced long section (5-meters) gold domain polygons were generated into solids and transformed from UTM 11N WGS 84 to Nevada West State Plane NAD83 to code the block model.





Figure 11-5. Cross Section 780 with Gold Domains within County Line East Zone Open Pit Area and $3,800 Au Pit Shells



RESPEC

$3800 Pit

5000

4500

2788400E   14582200N   2789000E   14582000N   2789600E

Lithology
- Overburden
- Andesite

Gold Domains
- Low-grade
- Mid-grade
- High-grade
- Faults

Drill-Hole Assay Color Codes

g Au/tonne:	Color:
0 - 0.1	▦
0.1 - 0.3	▦
0.3 - 1.0	▦
1.0 +	▦

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

0   62.5   125 Feet

FORTITUDE GOLD CORP.

County Line Project East Zone
Mineral & Nye Counties, Nevada

Au Domains Long Section 2925	COORDINATE SYSTEM: NAD83 Nevada State Plane, West Zone, US Foot
	DATE: 16 February, 2026

Figure 11-6. Long Section 2925 with Gold Domains within County Line East Zone Open Pit Area and $3,800 Au Pit Shells



RESPEC

$3400 Pit

14583000N　　　　14583500N　　　　2786500E　14584000N

5000

4500

14583000N　　　　14583500N　　　　2786500E　14584000N

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

Lithology

△▽◁ Andesite

+ Tuff

0　62.5　125
|——|——| Feet

Gold Domains

▬ Low-grade
▬ Mid-grade
▬ High-grade
╲ Faults

Drill-Hole Assay Color Codes

g Au/tonne:	Color:
0 - 0.06	⬛
0.06 - 0.25	🟦
0.25 - 3.5	🟩
3.5 +	🟥

FORTITUDE GOLD CORP.

County Line Project Main Zone
Mineral & Nye Counties, Nevada

Au Domains Section 3960	COORDINATE SYSTEM: NAD83 Nevada State Plane, West Zone, US Foot
	DATE: 16 February, 2026

121

Figure 11-7. Cross Section 3960 with Gold Domains within County Line Main Open Pit Area and $3,400 Au Pit Shells



$3400 Pit

2786000E   2787000E   14583000N

5500

5000

4500

Lithology
- Overburden
- Andesite
- Tuff

Gold Domains
- Low-grade
- Mid-grade
- High-grade
- Faults

Drill-Hole Assay Color Codes
g Au/tonne: Color:
0 - 0.06
0.06 - 0.25
0.25 - 3.5
3.5 +

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

0   125   250
                    Feet

FORTITUDE GOLD CORP.

County Line Project Main Zone
Mineral & Nye Counties, Nevada

Au Domains
Long Section 3285

COORDINATE SYSTEM:
NAD83 Nevada State Plane, West Zone, US Foot

DATE: 16 February, 2026

Figure 11-8. Long Section 3285 with Gold Domains within County Line Main Open Pit Area and $3,400 Au Pit Shells



11.6   DENSITY

Fortitude based density values on 32 samples collected from 2023 drill core from within the County Line Main and East Zone open pit areas. As summarized in Table 11-5, RESPEC updated the density values to correspond to lithology—volcanic andesite or tuff, and dump or pad. RESPEC used density values for dumps and pads from a similar project with lithologic analogues. RESPEC used lithology-based density values to code the block model.

Table 11-5. Average Density by Lithology

Lithologic Unit	Density (g/cm^3)	Tonnage Factor
Andesite	2.10	0.0655
Tuff	2.13	0.0665
Overburden	1.70	0.0531
Dump/pad	1.70	0.0531

11.7   ASSAY CODING, CAPPING, AND COMPOSITING

RESPEC used the cross-sectional mineral domain polygons described in Section 11.4 to code drillhole assay intervals to the gold mineral domains. The polygons were coded 16.40-feet (5-meters) on either side of the section plane from which they were created. To identify high-grade outliers that might be appropriate for capping, RESPEC determined assay capping values by the inspection of population distribution plots of the coded assays by domain. The plots were also evaluated for the possible presence of multiple grade populations within the modeled gold domain. Evaluation of descriptive statistics of the coded assays by domain, and visual reviews of the spatial relationships concerning possible outliers with respect to potential impacts during grade interpolation, were also considered in the determination of the assay caps. Table 11-6 provides the capping values used by each domain for gold for both the East Zone and Main models.

Table 11-6. County Line Gold Grade Caps

East		Main	
Domain	Cap (Au ppm)	Domain	Cap (Au ppm)
0	0.18	0	1.0
100	1.0	100	1.0
200	4.0*	200	6.0
300	17.0	300	15.0

Note: Assay values not capped in domains signified by (*).

Table 11-7 summarized the descriptive statistics of the coded assays of capped and uncapped gold analyses for the County Line East Zone area. Table 11-8 summarized the same information for the County Line Main open pit area.

Table 11-7. Coded Gold (Au) Assay Statistics for County Line East Zone Open Pit Area



Domain	Assays	Count	Mean (Au ppm)	Median (Au ppm)	Std. Dev.	CV	Min. (Au ppm)	Max. (Au ppm)	Capped Count
0	Au	1943	0.038	0.032	0.032	0.85	0	0.31	0
	Au Cap	1943	0.038	0.032	0.031	0.83	0	0.18	4
100	Au	5251	0.174	0.163	0.085	0.49	0.01	1.402	0
	Au Cap	5251	0.174	0.163	0.084	0.48	0.01	1	4
200	Au	4017	0.438	0.401	0.182	0.42	0.07	2.19	0
	Au Cap	4017	0.438	0.401	0.182	0.42	0.07	2.19	0
300	Au	701	1.352	1.025	1.482	1.1	0.15	27.4	0
	Au Cap	701	1.337	1.025	1.24	0.93	0.15	17	1
100+200+300	Au	9969	0.359	0.252	0.504	1.4	0.01	27.4	0
	Au Cap	9969	0.358	0.252	0.455	1.27	0.01	17	5

Table 11-8. Coded Gold (Au) Assay Statistics for County Line Main Open Pit Area

Domain	Assays	Count	Mean (Au ppm)	Median (Au pm)	Std. Dev.	CV	Min. (Au ppm)	Max. (Au ppm)	Capped Count
0	Au	15847	0.0095	0.003	0.0288	3.02	0	2.27	0
	Au Cap	15847	0.0095	0.003	0.0235	2.49	0	1	2
100	Au	1376	0.1184	0.093	0.1589	1.34	0	3.791	0
	Au Cap	1376	0.1145	0.093	0.0999	0.87	0	1	6
200	Au	1188	0.7156	0.47	0.7377	1.03	0	11.2	0
	Au Cap	1188	0.7107	0.47	0.6833	0.96	0	6	2
300	Au	125	5.0162	3.837	3.8243	0.76	0.49	22.6	0
	Au Cap	125	4.9017	3.837	3.4183	0.7	0.49	15	4
100+200+300	Au	2689	0.5955	0.192	1.3859	2.33	0	22.6	0
	Au Cap	2689	0.5861	0.192	1.3048	2.23	0	15	12

Respecting the mineral domain boundaries, RESPEC composited the capped assays at 10-feet (3.048-meter) downhole intervals. Table 11-9 summarized the descriptive statistics of the composites for gold for the County Line East Zone. Table 11-10 summarized the same information for the Main open pit area.



Table 11-9. Composite Statistics for Gold for County Line East Zone Open Pit Area

Gold Composites by Domain								
Domain	Hole Count	Comp. Count	Mean (Au ppm)	Median (Au ppm)	Std. Dev.	CV	Min. (Au ppm)	Max. (Au ppm)
0	103	992	0.038	0.035	0.029	0.78	0	0.173
100	180	2739	0.174	0.167	0.073	0.42	0.01	1
200	174	2094	0.438	0.407	0.153	0.35	0.09	1.512
300	105	394	1.337	1.075	1.052	0.79	0.19	11.56
100+200+300	190	5227	0.358	0.254	0.416	1.16	0.01	11.56

Table 11-10. Composite Statistics for Gold for County Line Main Open Pit Area

Gold Composites by Domain								
Domain	Hole Count	Comp. Count	Mean (Au ppm)	Median (Au ppm)	Std. Dev.	CV	Min. (Au ppm)	Max. (Au ppm)
0	262	8,005	0.0095	0.004	0.0207	2.19	0	1
100	198	799	0.114	0.098	0.085	0.75	0	1
200	153	659	0.711	0.492	0.592	0.83	0	4.31
300	41	77	4.902	4.099	2.906	0.59	1.13	15
100+200+300	205	1,535	0.586	0.192	1.227	2.09	0	15

11.8   BLOCK MODEL CODING

Fortitude geologists provided the Leapfrog lithologic model that RESPEC used as a basis for the model. The wireframe solids were used to code each block to a single lithology on a "block in, block out" basis, with the block centroid within the solid being the one coded. RESPEC used the "current" topographic surface provided by Fortitude to code the block model on a partial percentage basis, then used the digital topographic surface to define the percentage of each block that is presently bedrock. RESPEC used an "original" topographic surface, provided by Fortitude to code the block model on a partial percentage basis, and the difference between "current" and "original" topography was used to code the block model lithology variable for dump/pad material. Based on the lithology in each model block, RESPEC assigned the density values shown in Table 11-5 to the block.

RESPEC used the 16.40-feet-spaced (5-meter) mineral domain polygons were used to code 15 x 15 x 20 (x, y, z)-foot blocks that comprise the digital model oriented at an azimuth of 289 (Table 11-1 and Table 11-2). The percentage volume of each mineral domain, as coded directly by the long sections, is stored within each block as a "partial percentage," as is the partial percentage of the block that lies outside of the modeled gold domains (domain 0). Each block stores the partial percentage of each of the four domains.

Modeled mineralization in the East Zone open pit area has a variety of orientations, which RESPEC defined with input from Fortitude. RESPEC therefore created wireframe solids to encompass estimation model areas with similar mineral orientations and used the solids to code the model blocks to these areas on a block-in/block-out basis. RESPEC used this coding to control search-ellipse orientations



during gold grade interpolations for the East Zone open pit model (Table 11-11). RESPEC modeled the County Line Main open pit area was modeled as a single estimation area (Table 11-12).

Table 11-11. County Line East Zone Open Pit Estimation Area Orientations

Estimation Area	Search Ellipsoid		
	Bearing	Plunge	Tilt
10	200	15	0
11	20	15	0
12	325	80	0
13	20	0	0

Table 11-12. County Line Main Open Pit Estimation Area Orientations

Estimation Area	Search Ellipsoid		
	Bearing	Plunge	Tilt
10	115	0	20
99	115	0	20

11.9   GRADE INTERPOLATION

RESPEC interpolated gold grades using inverse distance, ordinary kriging, and nearest-neighbor methods. Because the inverse distance interpolation led to results that most appropriately respected the drill data and geology of the deposit, RESPEC estimated the mineral resources reported herein using inverse distance interpolation. It is especially important to respect the drill data and geology of the deposit in the estimation of the lowest-grade areas in the model, where potential overestimation of volumes could materially impact the resource estimation at grades close to potential open-pit mining cutoffs. RESPEC completed a nearest-neighbor estimation to statistically check the various estimation iterations. The parameters RESPEC applied to the grade estimations at the Project are summarized for the East Zone open pit area in Table 11-13 and for the Main open pit area in Table 11-14.



Table 11-13. County Line East Zone Open Pit Area Estimation Parameters

| Project Area | Estimation Pass | Search Ranges (feet) | | | Composite Constraints | | |
		Major	Semi-Major	Minor	Min	Max	Max/Hole
East	Pass 1	250	1.0	1.5	3	9	3
	Pass 2	500	1.0	2.0	2	9	3
	Pass 3	1000	1.0	1.0	2	6	3

Table 11-14. County Line Main Open Pit Area Estimation Parameters

| Project Area | Estimation Pass | Search Ranges (feet) | | | Composite Constraints | | |
		Major	Semi-Major	Minor	Min	Max	Max/Hole
Main	Pass 1	330	1.0	3.0	3	9	3
	Pass 2	660	1.0	2.0	2	9	3
	Pass 3	985	1.0	1.0	2	6	3

RESPEC completed grade interpolations were completed using 10-foot (3.048-meter) composites and performed three estimation passes independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded to that domain. Blocks coded as having partial percentages of more than one domain had multiple grade interpolations, one for each domain coded into the block. RESPEC coupled the estimated grades for each of the metal domains 0, 100, 200, and 300 coded to a block with the coded partial percentages of those domains to enable the calculation of a single volume-weighted grade for gold for each block. This methodology therefore dilutes the resource block grades to the full block volumes using this methodology.

11.10 VARIOGRAPHY

RESPEC completed a variography study that was completed using all gold composites from the mineral domains in each estimation area. Variograms (pairwise relative) for all gold composites that RESPEC built are shown in Figure 11-9 through Figure 11-14. RESPEC employed these ranges to check for the reasonableness of the search ellipsoids used in the estimate, which were originally based on the estimator's experience after explicitly modeling the deposit. Additionally, RESPEC used the variography was used to define the kriging parameters in the grade interpolations. Maximum strike and dip ranges of 40 to 140 meters (~130 to 460 feet) were modeled in the East Zone across domains and within estimation areas along major geological trends. The maximum omnidirectional relationship at Main open pit was up to 30 meters (~100 feet). The variogram models at various orientations corresponding to the model's estimation areas (described in Table 11-11 and Table 11-12). In East Zone estimation areas 10 (Figure 11-10), and 11 (Figure 11-11), good relationships can be seen in the composites in areas of shallow-dipping mineralization within all lithologic units to the northeast for estimation area 10, and to the southwest for estimation area 11. East Zone estimation area 12 has good relationships in the composites in areas of steeply dipping mineralization within the breccias along Fault 1 (Figure 11-12). In East Zone estimation area 13, RESPEC used a flat search due to poor relationships in the composites in areas of flat mineralization within air track drilling (Figure 11-13). Main open pit estimation area 10 shows a good relationship in shallow-dipping mineralization that follows a low-angle detachment fault



structural zone (Figure 11-14). Small variability in the orientations of controlling faults and the host lithologies led to variability in the orientation of the gold mineralization. Longer ranges could possibly be obtained if sufficient composites lying within similarly oriented model areas were examined.



0 -> 0 (90)
gamma(h)
distance
Pairwise Relative
Variogram Model
Variogram Structures

Figure 11-9. Global Variogram Model in East Zone



25 -> 175 (40)
gamma(h)
distance
Pairwise Relative
Variogram Model
Variogram Structures

Figure 11-10. Variogram Model Along Major Strike and Dip Trend in East Zone Estimation Area 10





Figure 11-11. Variogram Model Along Major Strike and Dip Trend in East Zone Estimation Area 11



Figure 11-12. Variogram Model Along Major Strike and Dip Trend in East Zone Estimation Area 12





Figure 11-13. Variogram Model Along Major Strike and Dip Trend in East Zone Estimation Area 13



Figure 11-14. Global Variogram Model in Main Open Pit Area

11.11 CLASSIFICATION

The Project mineral resource estimate contains Indicated and Inferred resources. RESPEC classified resources based on an average distance to the nearest two samples and the geologic confidence obtained during modeling domains. Table 11-15 summarizes the classification parameters. The Indicated and Inferred distance were based on geologic confidence and considerations from the variography study (Figure 11-9 through Figure 11-14). No material within the models achieved the Measured classification.



Table 11-15. Resource Classification Parameters

Classification	Distance (feet)	Minimum Number of Composite Samples
Indicated	80	2
Inferred	330	2

11.12 MINERAL RESOURCES

RESPEC estimates the Project's mineral resources to reflect potential open-pit extraction and potential processing by heap leaching crushed material. To meet the requirement of the resources having reasonable prospects for economic extraction, RESPEC completed a pit optimization on December 31, 2025, using the parameters and expected recoveries summarized in Table 11-16.



Table 11-16. Pit Optimization Parameters

Parameter	Value		Unit
	Waste	Crushed	
Mine Cost In Situ	$3.32	$7.56	$/t Mined
Rehandling Cost		$0.50	$/t Mined
Crushing		$2.77	$/t Mined
Processing Cost		$6.89	$/t Mined
Rehabilitation Cost	$0.67		$/t Mined
Energy		$1.41	$/t Processed
G&A Cost		$3.69	$/t Processed
Processing Recovery		81.00%	
Royalty	3.00%		NSR
Refinery Charge	0.75%		
Days Per Year	360		Days
	East Zone	Main	
Gold Price	$3,800	$3,400	$/oz Au sold
Overall Pit Slope Angle	44 deg	40 deg	

RESPEC used the pit shells created with these optimization parameters to constrain the Project resources for comparison purposes. A cutoff grade of 0.004 oz Au/ton (0.15 g Au/t) for heap leach material within the optimized pits was determined from mining, processing, energy, administrative, refining costs based on actual 2025 costs from Fortitude's producing Isabella Pearl Mine. RESPEC used metallurgical gold recovery assumptions of 81% for crushed material, which reflects the 2023 metallurgical test work completed by KCA, that was adjusted to consider the average operational recoveries from the Isabella Pearl Mine. A gold price of $3,800 per oz was assumed for the East Zone optimized pit. A gold price of $3,400 per oz was assumed for the County Line Main optimized pit. These gold prices are selected based on a cash flow analysis of the pit optimization for each mineral resource. RESPEC considers them both adequate for defining mineral resources at Project.

Although RESPEC is not an expert with respect to any of the following aspects of the Project, RESPEC is not aware of any unusual environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors not discussed in this report that could materially affect the potential development of the Project's mineral resources as of the Effective Date of the report.

As shown in Table 11-17, the current estimate of mineral resources consists of a total of 3.87 million tons in the indicated category with an average gold grade of 0.013 oz Au/ton for 52,000 ounces of contained gold. The estimate also includes inferred mineral resources consisting of 1.50 million tons



with an average gold grade of 0.008 oz Au/ton for 11,900 ounces of contained gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 11-17. County Line Project Total Constrained Mineral Resources by Classification

(0.004 oz Au/ton CoG)

	Description	Indicated Mineral Resources			Inferred Mineral Resources		
		Tons	Au oz/ton	Au oz	Tons	Au oz/ton	Au oz
Main	Oxide + Mixed (LG)	404,300	0.007	2,800	48,600	0.006	300
	Oxide + Mixed (HG)	805,600	0.027	21,800	68,800	0.020	1,400
	Oxide + Mixed (Total)	**1,210,000**	**0.020**	**24,600**	117,400	0.015	1,700
East Zone	Oxide + Mixed (LG)	1,621,500	0.007	11,300	1,249,400	0.007	8,600
	Oxide + Mixed (HG)	1,041,800	0.015	16,100	135,000	0.012	1,600
	Oxide + Mixed (Total)	**2,663,200**	**0.010**	**27,400**	1,384,300	0.007	10,200
County Line Project Total		**3,873,200**	**0.013**	**52,000**	1,501,700	0.008	11,900

1. The estimate of mineral resources was completed by RESPEC and reported herein, and mineral resources within a constrained optimized pit are block diluted tabulations.

2. Cutoff grade calculations used mining, processing, energy, administrative, and smelting/refining costs based on 2025 actual costs for Fortitude's producing Isabella Pearl Mine.

3. The Project mineral resources are shown in bold and are comprised of all model blocks above a 0.004 oz Au/ton cutoff grade that lie within optimized resource pits. The Project's estimated mineral resources are divided into two material types, low-grade crushed heap leach material with a 0.004 oz Au/ton cutoff grade that will be stockpiled and higher-grade crushed heap leach material with a 0.01 oz Au/ton cutoff grade.

4. Gold recoveries were based on metallurgical gold recovery assumption of 81% for crushed material. This recovery reflects the 2023 metallurgical test work completed by KCA, that was adjusted to consider the average operational recovery from Fortitude's Isabella Pearl Mine (See Table 11-16).

5. Lithology-based densities coded in the block model were based on updated density assays (See Table 11-5.)

6. The Effective Date of the estimate is December 31, 2025.

7. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

8. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. Rounding as required by reporting guidelines may result apparent discrepancies in between short tons, grade, and contained metal content.

Open-pit oxide and mixed resources to be processed via a heap leach for County Line East Zone pit are estimated at 2.66 million tons grading 0.010 oz Au/ton for 27,400 ounces of contained gold in the Indicated category, while 1.38 million tons grading 0.007 oz Au/ton for 10,200 ounces of contained gold are in the Inferred category (Table 11-18). Open-pit oxide and mixed resources to be processed via a heap leach for County Line Main open pit are estimated at 1.21 million tons grading 0.020 oz Au/ton for 24,600 ounces of contained gold in the Indicated category, while 0.12 million tons grading 0.015 oz Au/ton for 1,700 ounces of contained gold are in the Inferred category (Table 11-19).



Table 11-18. County Line Project East Zone Open Pit Constrained Mineral Resources by Classification

(0.004 oz Au/ton CoG)

	Indicated Mineral Resources			Inferred Mineral Resources		
Description	Tons	Au oz/ton	Au oz	Tons	Au oz/ton	Au oz
Oxide	2,494,600	0.010	24,900	1,384,300	0.007	10,200
Mixed	168,600	0.015	2,500	0	0.000	0
County Line East Total	**2,663,200**	**0.010**	**27,400**	1,384,300	0.007	10,200

1. The estimate of mineral resources was completed by RESPEC and reported herein, and mineral resources within a constrained optimized pit are block diluted tabulations.
2. Cutoff grade calculations used mining, processing, energy, administrative, and smelting/refining costs based on 2025 actual costs for Fortitude's producing Isabella Pearl Mine.
3. The Project mineral resources are shown in bold and are comprised of all model blocks above a 0.004 oz Au/ton cutoff grade that lie within optimized resource pits. The Project's estimated mineral resources are divided into two material types, low-grade crushed heap leach material with a 0.004 oz Au/ton cutoff grade that will be stockpiled and higher-grade crushed heap leach material with a 0.01 oz Au/ton cutoff grade.
4. Gold recoveries were based on metallurgical gold recovery assumption of 81% for crushed material. This recovery reflects the 2023 metallurgical test work completed by KCA, that was adjusted to consider the average operational recovery from Fortitude's Isabella Pearl Mine (See Table 11-16).
5. Lithology-based densities coded in the block model were based on updated density assays (See Table 11-5.)
6. The Effective Date of the estimate is December 31, 2025.
7. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
8. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9. Rounding as required by reporting guidelines may result apparent discrepancies in between short tons, grade, and contained metal content.

Table 11-19. County Line Project Main Open Pit Constrained Mineral Resources by Classification

(0.004 oz Au/ton CoG)

	Indicated Mineral Resources			Inferred Mineral Resources		
Description	Tons	Au oz/ton	Au oz	Tons	Au oz/ton	Au oz
Oxide	1,191,100	0.020	24,000	117,100	0.015	1,700
Mixed	18,900	0.029	500	300	0.006	0
County Line Main Total	**1,210,000**	**0.020**	**24,600**	117,400	0.015	1,700

1. The estimate of mineral resources was completed by RESPEC and reported herein, and mineral resources within a constrained optimized pit are block diluted tabulations.
2. Cutoff grade calculations used mining, processing, energy, administrative, and smelting/refining costs based on 2025 actual costs for Fortitude's producing Isabella Pearl Mine.
3. The Project mineral resources are shown in bold and are comprised of all model blocks above a 0.004 oz Au/ton cutoff grade that lie within optimized resource pits. The Project's estimated mineral resources are divided into two material types, low-grade crushed heap leach material with a 0.004 oz Au/ton cutoff grade that will be stockpiled and higher-grade crushed heap leach material with a 0.01 oz Au/ton cutoff grade.
4. Gold recoveries were based on metallurgical gold recovery assumption of 81% for crushed material. This recovery reflects the 2023 metallurgical test work completed by KCA, that was adjusted to consider the average operational recovery from Fortitude's Isabella Pearl Mine (See Table 11-16).
5. Lithology-based densities coded in the block model were based on updated density assays (See Table 11-5.)
6. The Effective Date of the estimate is December 31, 2025.
7. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
8. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9. Rounding as required by reporting guidelines may result apparent discrepancies in between short tons, grade, and contained metal content.



Table 11-20 and Table 11-21 present the estimate of the Project mineral resources compared to subsets of mineralized material tabulated with increasing cutoff grades. This is presented to provide grade-distribution data that allows for a detailed assessment of the Project's estimated resources. The tabulations are constrained as lying within the same optimized pit shells used to constrain the current mineral resources, which means the tabulations at cutoffs higher than the resource variable cutoff grade represents subsets of the current resources.



Table 11-20. Resource Sensitivities Based on Cutoff Grade for East Zone Open Pit Area by Classification

Indicated Material in Oxide in All Lithologies			
oz Au/ton CoG	Tons	oz Au/ton	oz Au
0.004	2,494,600	0.01	24,900
0.006	2,059,100	0.011	22,700
0.007	1,546,500	0.013	19,300
0.009	1,184,800	0.014	16,400
0.010	930,100	0.015	14,000
0.012	701,600	0.016	11,500
0.015	325,300	0.02	6,600
0.018	157,300	0.025	4,000
0.029	28,800	0.044	1,300
Indicated Material in Mixed in All Lithologies			
oz Au/ton CoG	Tons	oz Au/ton	oz Au
0.004	168,600	0.015	2,500
0.006	160,300	0.016	2,500
0.007	142,700	0.017	2,400
0.009	126,400	0.018	2,200
0.010	111,700	0.019	2,100
0.012	96,400	0.020	1,900
0.015	66,900	0.023	1,500
0.018	42,400	0.027	1,200
0.029	11,500	0.042	500
Inferred Material in Oxide in All Lithologies			
oz Au/ton CoG	Tons	oz Au/ton	oz Au
0.004	1,384,300	0.007	10,200
0.006	1,048,500	0.008	8,500
0.007	689,600	0.009	6,200
0.009	276,300	0.011	2,900
0.010	135,000	0.012	1,600
0.012	65,400	0.013	900
0.015	8,200	0.017	100
0.018	900	0.025	-
0.029	300	0.031	-
Inferred Material in Mixed in All Lithologies			
oz Au/ton CoG	Tons	oz Au/ton	oz Au
0.004	-	-	-
0.006	-	-	-
0.007	-	-	-
0.009	-	-	-
0.010	-	-	-
0.012	-	-	-
0.015	-	-	-
0.018	-	-	-
0.029	-	-	-

1. This table is only included to demonstrate the sensitivity of changes in cutoff grade, and the values should be considered a subset of existing mineral resources.

2. Rounding as required by reporting guidelines may result in apparent discrepancies between short tons, grade, and contained metal content.



Table 11-21. Resource Sensitivities Based on Cutoff Grade for County Line Main Open Pit Area by Classification

Indicated Material in Oxide in All Lithologies			
oz Au/ton CoG	Tons	oz Au/ton	oz Au
0.004	1,191,100	0.020	24,000
0.006	1,058,500	0.022	23,300
0.007	961,600	0.024	22,700
0.009	866,000	0.025	22,000
0.010	789,300	0.027	21,200
0.012	710,300	0.029	20,400
0.015	576,300	0.032	18,600
0.018	478,800	0.036	17,100
0.029	236,900	0.049	11,600
Indicated Material in Mixed in All Lithologies			
oz Au/ton CoG	Tons	oz Au/ton	oz Au
0.004	18,900	0.029	500
0.006	17,700	0.03	500
0.007	16,900	0.031	500
0.009	16,900	0.031	500
0.010	16,300	0.032	500
0.012	16,000	0.033	500
0.015	14,800	0.034	500
0.018	13,600	0.036	500
0.029	7,400	0.046	300
Inferred Material in Oxide in All Lithologies			
oz Au/ton CoG	Tons	oz Au/ton	oz Au
0.004	117,100	0.015	1,700
0.006	101,500	0.017	1,700
0.007	89,400	0.018	1,600
0.009	78,100	0.019	1,500
0.010	68,800	0.021	1,400
0.012	60,700	0.022	1,300
0.015	42,900	0.026	1,100
0.018	31,600	0.029	900
0.029	13,400	0.037	500
Inferred Material in Mixed in All Lithologies			
oz Au/ton CoG	Tons	oz Au/ton	oz Au
0.004	300	0.006	-
0.006	300	0.006	-
0.007	-	-	-
0.009	-	-	-
0.010	-	-	-
0.012	-	-	-
0.015	-	-	-
0.018	-	-	-
0.029	-	-	-

1. This table is only included to demonstrate the sensitivity of changes in cutoff grade, and the values should be considered a subset of existing mineral resources.
2. Rounding as required by reporting guidelines may result in apparent discrepancies between short tons, grade, and contained metal content.

The County Line East Zone in-pit resources cover an aerial extent of over 2,000 feet along strike, and 3,400 feet perpendicular to strike. Figure 11-15 and Figure 11-16 show representative cross sections through the block model of the gold domains along section line 780 and long section line 2925 in the County Line East Zone open pit area, respectively. The County Line Main in-pit resources cover an aerial extent of over 1,970 feet along strike, and 1,050 feet perpendicular to strike. Figure 11-17 and Figure 11-18 show representative cross sections through the block model of the gold along section line 3960 and long section line 3285 in the County Line Main open pit area, respectively.





14581000N
2789000E
14582000N
2789400E
5500
5000
4500
$3800 Pit
Tuff
Overburden
Andesite
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
Lithology
Overburden
Andesite
Tuff
0
125
250
Feet
Gold Domains
Low-grade
Mid-grade
High-grade
Faults
Drill-Hole Assay and Block Model Grade Color Codes
g Au/tonne: Color:
0 - 0.1
0.1 - 0.3
0.3 - 1.0
1.0 +
FORTITUDE GOLD CORP.
County Line Project East Zone
Mineral & Nye Counties, Nevada
Au Block Model
Section 780
COORDINATE SYSTEM:
NAD83 Nevada State Plane, West Zone, US Foot
DATE: 16 February, 2026

Figure 11-15. Cross Section 780 with Gold Block Model Grades within County Line East Zone Open Pit Area and $3,800 Au Pit Shells



$3800 Pit

Overburden

Andesite

Andesite

2788400E   14582200N   2789000E   14582000N   2789600E

5000

4500

RESPEC Reno Office
210 South Rock Blvd.
775.856.5700

Lithology
- Overburden
- Andesite

0   62.5   125
Feet

Gold Domains
- Low-grade
- Mid-grade
- High-grade
- Faults

Drill-Hole Assay and Block Model Grade Color Codes

g Au/tonne:	Color:
0 - 0.1	
0.1 - 0.3	
0.3 - 1.0	
1.0 +	

FORTITUDE GOLD CORP.

County Line Project East Zone
Mineral & Nye Counties, Nevada

Au Block Model Long Section 2925	COORDINATE SYSTEM: NAD83 Nevada State Plane, West Zone, US Foot
	DATE: 16 February, 2026

Figure 11-16. Long Section 2925 with Gold Block Model Grades within County Line East Zone Open Pit Area and $3,800 Au Pit Shells


14583000N
14583500N
2786500E
14584000N
$3400 Pit
5000
4500
Tuff
Andesite
RESPEC Reno Office
210 South Rock Blvd.
775.856.5700
Lithology
Andesite
Tuff
Gold Domains
Low-grade
Mid-grade
High-grade
Faults
Drill-Hole Assay and Block Model Grade Color Codes
g Au/tonne: Color:
0 - 0.06
0.06 - 0.25
0.25 - 3.5
3.5 +
0
62.5
125
Feet
FORTITUDE GOLD CORP.
County Line Project Main Zone
Mineral & Nye Counties, Nevada
Au Block Model
Section 3960
COORDINATE SYSTEM:
NAD83 Nevada State Plane, West Zone, US Foot
DATE: 16 February, 2026

Figure 11-17. Cross Section 3960 with Gold Block Model Grades within County Line Main Open Pit Area and $3,400 Au Pit Shells



Figure 11-18. Long Section 3285 with Gold Block Model Grades within County Line Main Open Pit Area and $3,400 Au Pit Shells



11.13 MODEL VALIDATION

RESPEC validated the County Line block model with several visual and statistical checking techniques. The primary validation method was a visual review of cross-section and long-section slices through the model, considering the estimated grades, geology, and drillhole grades for reasonableness. RESPEC also generated quantile plots through the model and compared them to nearest-neighbor and inverse distance estimates and composite and raw assay data. The quantile plots highlighted significant clustering of data in the higher-grade populations of the deposit (shown in the assay and composite data), which are approximately by the explicitly modeled domains (Figure 11-19 and Figure 11-20). The mean grade of the inverse distance estimate was within 2% of the nearest-neighbor and kriged estimates.

Quantile Plot of Au
All Estimated Blocks in Domains 100+200+300

	Count	Mean	Median	StdDev	CV	Min	Max
Au Assay	12643	0.4053	0.2430	0.7509	1.85	0.0030	27.4000
Au Comp	5227	0.358	0.254	0.416	1.16	0.007	11.560
Au BM NN	211463	0.199	0.167	0.153	0.77	0.007	11.560
Au BM OK	211463	0.199	0.173	0.118	0.59	0.050	5.175
Au BM ID	211463	0.199	0.173	0.123	0.62	0.036	6.938

Figure 11-19. Quantile Plot of Gold through Mineralized Blocks in Model vs Raw Data for County Line East Zone Open Pit





Quantile Plot of Au
All Estimated Blocks in Domains 100+200+300

	Count	Mean	Median	StdDev	CV	Min	Max
Au Assay ○	12658	0.4082	0.2430	0.7819	1.92	0.0030	27.4000
Au Comp ●	6761	0.405	0.246	0.675	1.67	0.003	15.000
Au BM NN □	25795	0.385	0.203	0.545	1.41	0.003	10.627
Au BM OK ◇	25795	0.392	0.233	0.455	1.16	0.036	6.634
Au BM ID ■	25795	0.394	0.225	0.476	1.21	0.006	7.478

Figure 11-20. Quantile Plot of Gold through Mineralized Blocks in Model vs Raw Data for County Line Main Open Pit

As shown in Figure 11-21 and Figure 11-22, the composited drillhole assay values in the County Line database within the 20-foot blocks demonstrates a close representation of the drillhole data in the model, confirming that the block model is functioning as intended.

M0445.25001 MINERAL RESOURCE ESTIMATE



Quantile Plot of Au
Block Composites and Coincident Block Estimates

	Count	Mean	Median	StdDev	CV	Min	Max
Au Block Comp. ●	2019	0.361	0.278	0.347	0.96	0.029	7.651
Au BM NN □	2019	0.352	0.275	0.314	0.89	0.030	5.308
Au BM ID ■	2019	0.355	0.279	0.294	0.83	0.045	4.707

Figure 11-21. Quantile Plot of Gold Block Composites for County Line East Zone Open Pit



Quantile Plot of Au
Block Composites and Coincident Block Estimates

	Count	Mean	Median	StdDev	CV	Min	Max
Au Block Comp. ●	245	0.788	0.327	1.287	1.63	0.003	11.463
Au BM NN □	245	0.739	0.361	1.069	1.45	0.003	10.627
Au BM ID ■	245	0.763	0.378	0.997	1.31	0.014	7.478

Figure 11-22. Quantile Plot of Gold Block Composites for County Line Main Open Pit

The results of the various model validations demonstrate that the model is valid and suitable to use for the mineral resource estimation.

11.14 DISCUSSION OF RESOURCES

The following potential risks are identified:

/ More detailed geologic modeling of sub-units within the existing lithologies serving the model may clarify some of the more subtle geologic controls on mineralization within the deposit, such as the intrusive phases within the hanging wall volcanic and volcanic-sedimentary packages in the current model.

/ Due to the limited density sample data, additional density testing of material from the East Zone could modify the tonnage factor used.



The Project database contains data from 624 drillholes totaling 169,337 feet of drilling. Fortitude completed 600 drillholes from 2022 to 2025, totaling 163,107 feet. Fortitude drilling was concentrated in and around the historically producing County Line East Zone and Main open pit areas. As discussed in Section 9.0, RESPEC considers the historical drilling data generated by operators prior to Fortitude and Fortitude's air track drilling to be appropriate for modeling mineralization but not for use in the estimation of mineral resources estimation. Fortitude drillholes used in the mineral resource estimate were mostly RC, at 92%, 5% diamond core, and 3% sonic drillholes. Almost all Fortitude drillholes used in the mineral resource estimation had downhole surveys, with 98% of RC drillholes and 96% of core holes having downhole surveys. Downhole surveys were not taken for sonic drillholes; however, given that 100% of the sonic holes were drilled vertically and less than 150 feet, were only 3% of the drillholes used in the mineral resource estimate and the open-pit bulk tonnage mining method likely to be employed at the Project, RESPEC considers the amount of potential borehole deviation immaterial to the estimate of mineral resources.

Geologists have identified disseminated oxide gold mineralization in tuffs and andesites on the Property. The gold mineralization is accessible on surface where the tuffs are exposed within an existing surface mining pit. At depth below the pit, the gold mineralization continues in the tuff unit and into a predominately andesitic formation—albeit to a lesser extent. Exploration on the Property area is sufficient to define a mineral resource to Indicated and Inferred levels of assurance. Further exploration has the potential to increase the Project's estimate of mineral resources east and south of the East Zone open pit area and to the northwest, northeast, and southeast of the Main open pit area.

Fortitude's resource definition drilling campaigns from 2022 to 2025 improved the total gold ounces categorized within the higher confidence of Indicated to 66% for East Zone open pit area—with 34% in the inferred category. Drilling improved the total gold ounces categorized with the indicated category to 91% for Main open pit area, with just 9% remaining in the inferred category. Fortitude's resource definition should continue focusing on extending the spatial extents of the deposit in those areas that have not been closed off with drilling. Mineralization remains open beyond the southwestern and southeastern extents of mineralization of the East Zone and beyond the northwestern, northeastern, and southwestern extents of mineralization in the Main open pit area. Future drilling should also focus on refining the geologic understanding of the structural relationships of the deposit and exploring of other mineralized areas across the Property.

There is potential for additional gold mineralization toward the south and east of the East Zone deposit, and toward the north of the Main deposit; however, the projected depth of mineralization, and the depth of the modeled oxidation may preclude this potential mineral resource from being economically extractable using surface mining methods and heap leach processing. Mineral resource limiting faults were not identified on the Property; however, there is potential for faulting to limit further expansion of the current mineral resource if identified from additional exploration.

Although RESPEC is not an expert with respect to any of the following aspects of the Project, as of the Effective Date of this technical report summary. RESPEC is not aware of any unusual environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors not discussed in this report that could materially affect the potential development of the Project's estimate of mineral resources.



12.0 MINERAL RESERVE ESTIMATES

Mineral reserves were not prepared for this technical report.



13.0 MINING METHODS

No description of proposed mining methods for the Project was prepared for this technical report.



14.0 PROCESSING AND RECOVERY METHODS

No description of proposed mineral processing and recovery methods for the Project was prepared for this technical report.



15.0 INFRASTRUCTURE

No description of the required infrastructure for the Project was prepared for this technical report.



16.0 MARKET STUDIES

No description of market studies for the products of the Project was prepared for this technical report.



17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPARKET STUDIES

No description of the factors pertaining to environmental compliance, permitting, and local individuals or groups, which are related to the Project, were prepared for this technical report.



18.0 CAPITAL AND OPERATING COSTS

No estimates of capital and operating costs for the Project were prepared for this technical report.



19.0 ECONOMIC ANALYSIS

No description of the key assumptions, parameters, and methods used to demonstrate economic viability, nor material assumptions including discount rates, exchange rates, commodity prices, and taxes, royalties, and other governmental levies or interests applicable to the Project were prepared for this technical report.



20.0 ADJACENT PROPERTIES

As reviewed in the History and Geology sections of this report, the closest historic mines to the Property are the Paradise Peak Mine and Ketchup Flats Mine. Several entities that own portions of these areas: the patented claims that encompass the Paradise Peak Mine and the western portion of the Ketchup Flats Mine are owned by Ward Enterprises Inc., Auro-Nautical Leasing Corp. holds the east portion of the Ketchup Flats Mine, Electric Copper Corp. holds land to the east of the patented claims, and Basin and Range Resources holds a land package surrounding the patented land and the other claim packages. The Gabbs property directly north of the Paradise Peak area is held by P2 Gold Inc. (Figure 20-1).

The Gabbs property, is bisected by Highway 361 and Highway 89 and is located 5.6 miles south-southwest of the Town of Gabbs in Nye County (Figure 20-1). The Gabbs project area comprises 544 claims totaling approximately 10,240 acres. It contains three separate Au-Cu porphyry deposits—Sullivan, Lucky Strike, and Gold Ledge—and an epithermal gold deposit named Car Body (Figure 20-1). Gold and copper mineralization in the Sullivan, Lucky Strike, and Gold Ledge south areas is associated with felsic intrusive rocks that range in composition from monzonite to quartz monzonite to quartz diorite. Gold and copper mineralization extends into adjacent gabbro and pyroxenite and to a lesser extent into the Triassic volcano-sedimentary package. The low-sulfidation epithermal gold mineralization at Car Body is in brecciated intermediate and felsic volcanic rocks. The P2 Gold website provides additional information about these deposits (P2 Gold Inc., 2026).

To the south of the Gabbs property and to the east of the historic Paradise Peak Mine is the Paradise–Davis property held by Almadex Minerals Ltd. The Paradise-Davis project area is comprised of 302 claims totaling approximately 5,930 acres. Three distinct styles of mineralization are identified on the Paradise-Davis property: 1) gold-silver rich vein style mineralization observed in areas such as the Davis Mine and the Peppercorn deposit in the northern area, 2) auriferous mineralization associated with an advanced argillic alteration zone observed at Gold Dyke in the southern area, and 3) chalcedony-quartz-adularia banded vein mineralization associated with paleo water table alteration including a preserved sinter in the sinter zone that suggests the preservation of the high level portion of an epithermal system (Fig. 20-1). Almadex Minerals website provides additional information about this property (Almadex Minerals Ltd., 2026).


Gabbs
Townsite
N
Gabbs Property
(P2 Gold)
Paradise Peak
Lucky Strike
Gold Ledge
Sullivan
Car Body
North Zone
County Line Mine
East Zone Mine
County Line
Property (Fortitude
Gold Corp.)
Electrum
Copper Corp.
Sinter Zone
Davis Mine
Peppercorn
Newman Ridge
Paradise Peak Mine
Ketchup Flats Mine
Auro-Nautical
Leasing Corp.
Paradise / Davis
Property
(Almadex Minerals)
Turquoise Hill
Gold Dyke South
Basin & Range
Resources
Rex Mine
Ward
Enterprises
Inc.
1
2
3
4
5
Miles
Google Earth

Figure 20-1. Map of the Properties in the Direct Vicinity of the County Line Property



21.0 OTHER RELEVANT DATA AND INFORMATION

There is no other additional information or explanation necessary to provide a complete and balanced presentation of the value of the Project to the registrant.



22.0 INTERPRETATION AND CONCLUSIONS

The restarting of the County Line East Zone and Main open pits was investigated by Arimetco and AGI since FMC closed the mine in 1993. Fortitude has expanded on the previous mineral resource and exploration work published in Loveday et al. (2023).

22.1 ADEQUACY OF THE DATA USED IN ESTIMATING THE PROJECT MINERAL RESOURCES

RESPEC has reviewed the Project data, including information relevant to the Property history, geology, mineralization, and verified the drillhole data used in the mineral resource estimation presented in this technical report. As part of the validation procedures required during preparation of the external mineral resource estimation for both East Zone and Main open pit, an independent geologist / resource modeler from RESPEC visited the Property and reviewed representative drill core and RC drillhole chip trays on October 8, 2025. Based on this work, it is RESPEC's opinion that the Project data provided by Fortitude, as well as the geological interpretations derived from the data are generally an accurate and reasonable representation of the Project and are adequate for modeling and estimation of the current Indicated and Inferred mineral resources as discussed in this report.

22.2 DRILLING

The Project database includes drill data from 24 RC holes drilled from 2012 to 2013 and in 2015 by AGI, for a total of 6,230 feet of drilling. These holes, which were drilled in the County Line East Zone and Main open pit areas, have an average downhole depth of less than 260 feet. Fortitude drilled 600 RC, core, sonic, and air track holes from 2022 to 2025 for a total of 163,107 feet. Fortitude drillholes have an average downhole depth of less than 270 feet in the County Line Project area. The average drillhole depth is skewed by the air track and sonic drillholes, which are typically drilled to depths less than 100 feet.

Fortitude drilled 190 drillholes (182 RC, three core, five sonic) in the County Line East Zone area between 2023 and 2024; these holes were used in the mineral resource estimation. The 2023-2024 drill campaigns primarily focused on defining mineralization within and directly surrounding the County Line East Zone open pit. Laboratory analyses, which included FA gold, intermittent multi-element analyses and CN assay, and density testing, were completed by BV and AAL in Sparks, Nevada.

Fortitude drilled 272 drillholes (244 RC, 21 core, and seven sonic) in the County Line Main open pit area between 2022 and 2025; these holes were used in the mineral resource estimation. The 2022-2025 drill campaigns primarily focused on defining mineralization within and directly surrounding the County Line Main open pit. Laboratory analyses, which included FA gold, intermittent multi-element analyses and CN assay, and density testing, were completed by BV and AAL in Sparks, Nevada.

Fortitude drilled 138 air track drillholes that were used for modeling gold mineralization in both areas but these holes were deemed not appropriate to be used in the estimation model due to perceived deficiencies in sample quality based on how the material is returned up the boring.



22.3   GEOLOGY

The Property is in the western portion of the Basin and Range Province and is within the northeast portion of the Walker Lane Structural Corridor. The Property is composed of older basement units and intrusives that were subsequently overlain by younger volcanic and sedimentary units. Precious metal mineralization at the Property is associated with these volcanic sequences and is commonly disseminated. Faulting also influenced mineralization through ground preparation and provided conduits for the mineralized fluids. The County Line East Zone open pit is characterized as a porphyry style deposit, and the County Line Main open pit is characterized as a high-sulfidation style epithermal deposit. The following subsections address the conclusions obtained from the County Line East Zone and Main open pit areas, as well as additional opportunities identified within the claim block.

22.4   MINERAL RESOURCES

Potential open-pit resources at the Project are constrained to lie within optimized pits and are tabulated using a 0.004 oz Au/ton cutoff grade. The pit shells created using these optimized parameters were used to constrain the Project resources for comparison and reporting purposes. Parameters used in the pit optimizations and cutoff grades reflect potential heap leaching of the oxidized volcanic material.

Based on the pit shells for both the County Line East Zone and Main deposits, the current mineral resources (Indicated) for the Project totals 3,873,200 short tons with an average gold grade of 0.013 oz Au/ton with 52,000 ounces of contained gold. Inferred resources total 1,501,700 short tons with an average gold grade of 0.008 oz Au/ton with 11,900 ounces of contained gold. Table 11-18 lists the mineral resource estimation for the Project that has an Effective Date of December 31, 2025.

22.5   DISCUSSION AND RISKS

RESPEC has reviewed the data from the Project and verified the data that is material to this report. It is RESPEC's opinion that the Project data are of sufficient quality for the modeling, estimation, and classification of the gold resources disclosed herein.

From 1986 to 1993, FMC mined about 1.46 Moz of gold, 1.255 metric tons (38.9 Moz) of silver, and 457 metric tons of mercury from Paradise Peak Mine and adjacent deposits, including the County Line Main and East Zone deposits (Sillitoe and Lorson, 1994). Prior history of a commercial mine that operated successfully over an extended time period (1986-1993) by FMC in addition to recent surface sampling and drilling provides confirmation of the presence of gold mineralization at the Property.

Conclusions of the independent geological modeling and mineral resource estimation are as follows:

- / Verification that disseminated oxide gold mineralization was identified in tuffs and andesites on the Property.
- / The gold mineralization is accessible at the surface where the andesites and tuffs are exposed within the existing East Zone and Main open pits.
- / At depth, below the main open pit, the gold mineralization continues from the predominant tuffaceous host unit into an andesitic unit.



/ Results from the metallurgical testing program indicate that mineralized and oxidized volcanic material from the County Line Main and East Zone deposits can be processed by heap leach cyanidation.

/ Exploration on the Property is sufficient to define a mineral resource to Indicated and Inferred levels of assurance.

/ The exploration potential for additional bulk tonnage mineralization at the Property remains significant. Most of the modeled mineralization in the County Line area is open in several directions, which creates the opportunity to expand the presently defined resources that are potentially minable by open-pit methods. Further exploration can be developed to the south, and west of the County Line East Zone open pit, and to the northeast, northwest, and southeast of the County Line Main open pit.

Significant risks and uncertainties include:

/ Delineated gold mineralization that was drilled to the south and east of the County Line East Zone deposit may be too deep to extract the mineralization economically through surface mining methods, or may be refractory, which will impact the ability to extract the gold mineralization by cyanide solution.

/ Delineated gold mineralization that was drilled to the northeast and northwest of the County Line Main deposit may be too deep to extract the mineralization economically through surface mining methods.

/ There is potential that faults may be encountered that will limit further expansion of the current mineral resource if encountered during additional exploration.

/ More refinement of geological interpretation and modeling may improve understanding of the controls of mineralization not incorporated in the current resource estimate

/ Additional density data may cause modification to the current tonnage factors used in the estimation.

It is RESPEC's opinion that the distribution, density, and associated laboratory analyses from the Project are sufficient to indicate reasonable potential for economic extraction. Based on all available data, the mineral resource is classified as Indicated and Inferred.

22.6   SIGNIFICANT EXPLORATION OPPORTUNITIES

Historic work completed on the claim block identified three highly prospective areas, which are the North Target, Geochemical Target, and Newman Ridge.

22.6.1   NORTH TARGET

As shown in Figure5-7, three different companies drilled the 17 RC holes at the North Target. PPM drilled hole PPR6, AGI drilled holes CLD10 toCLD12, and NPM drilled 13 NP series holes through an option agreement with AGI. The drill results for holes PPR6, CLD10, CLD11, and CLD12, which are listed in Table 5-1 and shown in Figure 5-7, warrant additional mapping, sampling, and drilling in this area.



22.6.2 GEOCHEMICAL TARGET

The Geochemical Target, which is to the south and west of the East Zone pit, is an area with high exploration potential. AGI completed a soil grid sampling program that identified a large "bullseye" of elevated gold grade in the soils. AGI tested the Geochemical Target area further during their exploration drilling campaigns conducted between 2012, 2013 and 2015. Gold intercepts, although discontinuous, were encountered during this campaign to depths of 300 feet. In 2023, Fortitude completed a comprehensive soil survey over the area. When the results from the 2022 rock chip sampling program and 2023 soil sampling project are superimposed on the soil results from the 2021 program, the areas with higher gold grade from each program are coincident. A drilling program is planned for early 2026 to test areas with elevated gold results.

22.6.3 NEWMAN RIDGE

Newman Ridge was drilled by FMC between 1986 and 1991. Drilling by FMC encountered gold at shallow intervals in holes N76 (25 feet to 40 feet), N110 (50 feet to 55 feet), and N115 (65 feet to 115 feet), with deeper gold intercepts at depths of approximately 300 feet in several other holes (Figure 5-9). FMC geologists confirmed the prospectivity of Newman Ridge through the completion of 43 drillholes. Mineralized intervals are listed in Table 5-1 and shown on Figure 5-9. This area is considered by Fortitude to be a high potential target and warrants detailed mapping and follow-up drilling to further define the structures that contain the gold mineralization, and to assess the continuity of gold mineralization as well as the extractability of this gold by CN extraction.



23.0 RECOMMENDATIONS

RESPEC recommends two phases of additional work to expand the resource potential of the Property. The first phase involves additional surface exploration and drilling. The second phase involves technical studies.

23.1   PHASE 1— PROPOSED COUNTY LINE EXPLORATION PROGRAM

Three areas are proposed for exploration drilling in Phase 1: expansion to the south and west of the East Zone open pit (referred to as the Geochemical Target), Opaline Hill (contiguous with County Line Main open pit to the north), and the North Target. Prior to drilling, studies such as surface mapping and sampling, ground geophysics, and soil surveys are also planned. Exploration drilling will primarily be RC. Geotechnical and metallurgical drilling will be core.

Proposed exploration program expenditures are detailed in Table 23-1. The estimated cost of the recommended exploration program is $5,580,000. The estimate includes 76,500 feet of RC drilling and 3,250 feet of core drilling.

Table 23-1. Proposed Phase 1 Exploration Program Budget

Item	Estimated Cost
Phase 1A – Drill Hole Targeting	
Geophysics (VLF–EM, Mag, IP)	$141,000
Soil Surveys	$50,000
Mapping / Sampling / Analyses / Data Compilation / Database	$128,000
Vehicles (Trucks and ATVs) / Fuel / Maintenance	$12,000
GIS Map Compilation	$28,000
Phase 1A Total	**$359,000**
Phase 1B – Drilling and Support	
RC Drilling (Geochemical Target, / Opaline Hill / North Target	$2,677,500
Core Drilling (Geotechnical)	$281,250
Sonic Drilling (Metallurgical)	$70,000
Fuel for Drilling / Crew Per Diem / Drilling Supplies / Mob & Demob	$454,450
Water Hauling / Blasting Rods / Survey Markers / Chip Trays / Core Boxes	$152,050
Rig Geologists / Surveying / Per Diems / Housing / Vehicles & Fuel	$287,250
Disposal / Blue Rooms	$10,000
Phase 1B Total	**$3,932,500**
Phase 1C – Analyses	
Analytical Studies / Standards / Bags	$1,256,500
Material Transport to Laboratories	$32,000
Phase 1C Total	**$1,288,500**
County Line Property Exploration Total	**$5,580,000**



23.2   PHASE 2 — PROPOSED COUNTY LINE TECHNICAL STUDIES

RESPEC anticipates that Phase 1 will succeed in expanding the mineral resources of the area and that Phase 2 will be warranted. Proposed technical studies to be completed in Phase 2 include metallurgical and geotechnical testing, hydrogeological studies, waste rock characterization, and revised geology and resource model development. Metallurgical test work will confirm viability of heap leach, carbon adsorption/desorption, and electrowinning gold recovery of oxide mineral resources in the County Line deposit. Geotechnical studies are required to determine final pit slope angles, ensure that the most optimal pit slopes are utilized, and that proper setbacks are applied to the dump toes near the final pit crest, open pit, and waste dump designs. A monitoring well and piezometers may need to be installed to better understand the hydrogeology surrounding the proposed pit expansion. Waste rock characterization is necessary to further understand the potential for development of acid rock drainage and metal leaching ("ARDML") due to oxidation of sulfide minerals that are unstable under atmospheric conditions. A revised geology model and resource estimation will be developed during the drilling program.

The estimated budget for the recommended Phase 2 technical studies is $1,500,000, as detailed in Table 23-2.

Table 23-2. Budget for Proposed Phase 2 Technical Studies

Item	Estimated Cost
Metallurgical Tests	$120,000
Geotechnical field work & report	$150,000
Water Monitoring well & pump test & installation	$480,000
Piezometer holes drilling and installations	$150,000
Waste Rock Characterization	$300,000
Geological & Resource model / preliminary engineering studies	$300,000
Total	$1,500,000



24.0 REFERENCES

Almadex Minerals Ltd. (2026). *Davis / Paradise Valley Project Overview*. Almadex Minerals Ltd. https://www.almadexminerals.com/davis

Brook, K. (2015). Summary of 2015 Drill Hole Assays for CLD-19 – CLD-23 on the RAD claims, County Line Project in Mineral County, Nevada. Oct 28, 2015. Altan (internal memorandum)

Carlson, C. W., Pluhar, C. J., Glen, J. M. G., and Farner, M. J. (2013). Kinematics of the west-central Walker Lane: Spatially and temporally variable rotations evident in the Late Miocene Stanislaus Group. *Geosphere,9 (6): 1530–1551.*https://doi.org/10.1130/GES00955.1

Dobak, P. J. (1988). *Alteration and Paragenesis of the Paradise Peak Gold/Silver Deposit*. [Master's Thesis; Colorado State University, Fort Collins, Colorado].

Ekrin, E. B. and Byers, F.M. Jr. (1985). Geologic Map of the Mount Annie NE, Mount Annie, Ramsey Spring, and Mount Annie SE Quadrangles, Mineral and Nye Counties, Nevada. USGS.

Faulds, J. E. and Henry C. D. (2008). Tectonic Influences on the Spatial and Temporal Evolution of the Walker Lane: An Incipient Transform Fault Along the Evolving Pacific-North American Plate Boundary. *Arizona Geological Digest 22*. p. 189-213.

Ferranti, L., Oldow, J. S., Geissman, J. W., and Nell, M. M. (2009). Flattening strain during coordinated slip on a curved fault array, Rhodes Salt Marsh extensional basin, central Walker Lane, west-central Nevada. J.S. Oldlow and P.H. Cashman (Eds.) *Late Cenozoic structure and evolution of Great Basin-Sierra Nevada transition.* Geological Society of America, p. 447 https://doi.org/10.1130/2009.2447(11)

Fortitude Gold Corp. (2023). 2023 Technical Report Summary for the County Line Property, Mineral and Nye Counties, Nevada (Report No. SK-1300-TRS). Fortitude Gold Corp. https://www.fortitudegold.com/_resources/pdf/SK-1300-TRS-County-Line-23-Feb-23.pdf?v=111608?v=0.984

Hedenquist, J.W. (2017). *Report to GRC Nevada Exploration for Lithocap-hosted Epithermal Deposits.* (internal report).

Houston, W.G. (2017). *Land Due Diligence Review, Nevada Select Royalty, Inc. – Newman Ridge Project 54 Unpatented Claims (53 GOOSE, MIN, GOO, and EAST lodes and 1 CC placer) located in: Sections 5-9, T10N R36E; and Section 1, T10N R35E, MDM, Mineral and Nye Counties, Nevada*. Gold Resource Corporation. (internal report).

Hulse D.E., Emanual C.E., and Crundwell I.H. (2022). *S-K 1300 Technical Report Summary, Isabella Pearl Mine, Mineral County, NV.* Gustavson Associates.

John, D.A. (1974). Stratigraphy, regional distribution, and reconnaissance geochemistry of Oligocene and Miocene volcanic rocks in the Paradise range and northern Pactolus Hills, Nye County, Nevada: *U.S. Geological Survey Bulletin 64*. https://doi.org/10.3133/b1974

John, D.A., Thomason, R.G., and McKee, E. H. (1989). Geology and K-Ar geochronology of the Paradise Peak Mine and the relationship of pre-Basin and Range extension to early Miocene precious-metal mineralization in west-central Nevada: *Economic Geology, 84(3)*. 631-649.



https://doi.org/10.2113/gsecongeo.84.3.631.

Moran, A.V. (2011). *NI 43-101 Technical Report, Radar Gold Exploration Project Mineral and Nye Counties, Nevada.* SRK Consulting, Tucson, Arizona.

Lee, J., Hoxey, A.K.R., Calvert, A., Dubvoski, P., 2020. Plate boundary trench retreat and dextral shear drive intercontinental fault-slip histories: Neogene dextral faulting across the Gabbs Valley and Gillis Ranges, Central Walker Lane, Nevada: *Geosphere* Volume 15, Issues 5, 1249-1275.

Loveday, D., Turner, W.A., Lester, J.L., Devlin, B.D., 2023. Initial Assessment Technical Report Summary for the County Line Property, Mineral and Nye Counties, Nevada.

Moran, A.V. (2011). *NI 43-101 Technical Report, Radar Gold Exploration Project Mineral and Nye Counties, Nevada.* SRK Consulting, Tucson, Arizona.

Olson, J. R. (2015). *Report on Head Analysis and Bulk Sulfide Flotation Testing MLI Job No. 3991.* Avidian Gold US Inc.

P2 Gold Inc. (2026). *Gabbs Project, Nevada – Project Overview.* P2 Gold. https://www.p2gold.com/projects/gabbs-project/

Rhys, D. (2020). Structural Controls on Ore Localization in Epithermal Gold-Silver Deposits: A Mineral Systems Approach. In J.D. Rowland and D.A. Rhys (Eds.), *Applied Structural Geology of Ore-Forming Hydrothermal Systems, SEG Reviews 21.* 83-145. https://doi.org/10.5382/rev.21.03

Sillitoe R.H. (1990). *Geology and Epoxidation of the Paradise Peak Gold-Silver District, Nevada.* FMC Gold Company, Reno.

Sillitoe R.H. and Lorson R.C. (1994). Epithermal Gold-Silver-Mercury Deposits at Paradise Peak, Nevada: Ore Controls, Porphyry Gold Association, Detachment Faulting, and Supergene Oxidation. *Economic Geology 89(6).* 1228–1248. https://doi.org/10.2113/gsecongeo.89.6.1228

Stone, W., Puritch, E., Barry. J., Burga. D., and Easton. C. L. (2022). *Technical Report and Updated Mineral Resource Estimate of the Gabbs Gold-Copper Property, Fairplay Mining District, Nye County, Nevada, USA.* P&E Mining Consultants Inc.

Thomas, R.D. and Brook, K.D. (2014). *Technical Report on the County Line Project, Nye and Mineral Counties, Nevada, NI 43-101.* Avidian Gold US Inc. (internal document).

Thomason, R.E. (1986). Geology of the Paradise Peak gold/silver deposit, Nye County, Nevada. p. 17 – 32. In G. Slavik, T. Carr, and R. Buffa (Eds.), *Geological Society of Nevada 1986 Fall Field Trip Road Log. Special Publication #5.* p. 17-32.

Tingley, S. L. (1999). *Generalized geologic map of Nevada, Nevada Bureau of Mines and Geology Map 57, Million-Scale, Education Series 30, small print map E30.* Nevada Bureau of Mines.

Robson, S.G and Banta, E.R. (1995). *Ground Water Atlas of the United States: Arizona, Colorado, New Kxico, Utah – HA 730-C.* United States Geological Survey.

US Climate Data. (2023). *Mina weather averages.* https://www.usclimatedata.com /climate/mina/nevada/united-states/usnv0061

United States Geological Survey. (2022). *Paradise Peak Mine.* https://mrdata.usgs.gov/mrds/show-mrds.php?dep_id=10310352



Wulftange, W.H. (1989). *Newman Ridge Project (B662) 1988 Interim Report, Nye and Mineral Counties, Nevada (Tonopah and Walker Lake AMS Sheet).* FMC Gold Company.



25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

Preparation of this technical report has relied on categories of information provided to RESPEC by the Fortitude:

/ Electronic copies of documents, reports, maps, and tables that Fortitude acquired from historical operators of the Property concerning concession boundaries, Property history, Property historical production information, geology, and historical drilling and sampling;

/ Electronic copies of documents, reports, maps, tables, 3D topographic shapefiles, 3D geology shapefiles provided by Fortitude with the results of drilling and sampling carried out by Fortitude through the Effective Date of this report;

/ Electronic copies of maps, photographs, drilling data tables, and laboratory assay reports and certificates from Fortitude's 2022 – 2025 drilling;

/ Electronic copies of technical studies provided by third party consultants;

/ Mineral Claim Information.

RESPEC took all appropriate steps, in their professional judgment, to ensure that the work, information, or advice from the above noted information and companies is sound. The uncertainties and lack of verification of data was disclosed in Sections 5.1, 8.1, and 8.2.

RESPEC has fully relied on Fortitude to provide complete information concerning the pertinent legal status of Fortitude and its affiliates, as well as current legal title, material terms of all agreements, and material environmental and permitting information that pertains to the Project. RESPEC has therefore relied fully upon information and opinions provided by Fortitude with regards to the land tenure summarized in Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8 and Appendix A.1 RESPEC has no reason to believe that any material facts were withheld or misstated and this is why RESPEC considers it reasonable to rely upon the registrant for the information summarized in Section 3.0 of this report.

APPENDIX A
SUMMARY OF UNPATENTED LODE, PLACER, AND MILL CLAIM BLOCKS





SUMMARY OF UNPATENTED, PLACER, AND MILL CLAIM BLOCKS

A.1   COUNTY LINE CLAIMS

A.1.1   COUNTY LINE UNPATENTED LODE CLAIMS

BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV106725995	CLS 25	ACTIVE	LODE CLAIM	3/20/2025
NV106725996	CLS 26	ACTIVE	LODE CLAIM	3/20/2025
NV106725997	CLS 27	ACTIVE	LODE CLAIM	3/20/2025
NV106725998	CLS 28	ACTIVE	LODE CLAIM	3/20/2025
NV106725999	CLS 29	ACTIVE	LODE CLAIM	3/20/2025
NV106726000	CLS 30	ACTIVE	LODE CLAIM	3/20/2025
NV106726001	CLS 31	ACTIVE	LODE CLAIM	3/20/2025
NV106726002	CLS 32	ACTIVE	LODE CLAIM	3/20/2025
NV106726003	CLS 43	ACTIVE	LODE CLAIM	3/20/2025
NV106726004	CLS 44	ACTIVE	LODE CLAIM	3/20/2025
NV106726005	CLS 45	ACTIVE	LODE CLAIM	3/20/2025
NV106726006	CLS 46	ACTIVE	LODE CLAIM	3/20/2025
NV106726007	CLS 47	ACTIVE	LODE CLAIM	3/20/2025
NV106726008	CLS 48	ACTIVE	LODE CLAIM	3/20/2025
NV106726009	CLS 49	ACTIVE	LODE CLAIM	3/20/2025
NV106726010	CLS 50	ACTIVE	LODE CLAIM	3/20/2025
NV106726011	CLS 51	ACTIVE	LODE CLAIM	3/20/2025
NV106726012	CLS 52	ACTIVE	LODE CLAIM	3/20/2025
NV106726013	CLS 53	ACTIVE	LODE CLAIM	3/20/2025
NV106726014	CLS 54	ACTIVE	LODE CLAIM	3/20/2025
NV106726015	CLS 55	ACTIVE	LODE CLAIM	3/20/2025
NV106726016	CLS 56	ACTIVE	LODE CLAIM	3/20/2025
NV106726017	CLS 57	ACTIVE	LODE CLAIM	3/20/2025
NV106726018	CLS 58	ACTIVE	LODE CLAIM	3/20/2025
NV106726019	CLS 59	ACTIVE	LODE CLAIM	3/20/2025
NV106726020	CLS 78	ACTIVE	LODE CLAIM	3/20/2025
NV106726021	CLS 79	ACTIVE	LODE CLAIM	3/20/2025
NV106726022	CLS 80	ACTIVE	LODE CLAIM	3/20/2025
NV106726023	CLS 81	ACTIVE	LODE CLAIM	3/20/2025
NV106726024	CLS 82	ACTIVE	LODE CLAIM	3/20/2025
NV106726025	CLS 83	ACTIVE	LODE CLAIM	3/20/2025
NV106726026	CLS 84	ACTIVE	LODE CLAIM	3/20/2025



BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV106726028	CLS 86	ACTIVE	LODE CLAIM	3/20/2025
NV106726029	CLS 87	ACTIVE	LODE CLAIM	3/20/2025
NV106726030	CLS 88	ACTIVE	LODE CLAIM	3/20/2025
NV106726031	CLS 89	ACTIVE	LODE CLAIM	3/20/2025
NV106726032	CLS 90	ACTIVE	LODE CLAIM	3/20/2025
NV106726033	CLS 91	ACTIVE	LODE CLAIM	3/20/2025
NV106726034	CLS 92	ACTIVE	LODE CLAIM	3/20/2025
NV106726035	CLS 93	ACTIVE	LODE CLAIM	3/20/2025
NV106726036	CLS 94	ACTIVE	LODE CLAIM	3/20/2025
NV106726037	CLS 95	ACTIVE	LODE CLAIM	3/20/2025
NV106726038	CLS 96	ACTIVE	LODE CLAIM	3/20/2025
NV106726039	CLS 97	ACTIVE	LODE CLAIM	3/20/2025
NV106726040	CLS 98	ACTIVE	LODE CLAIM	3/20/2025
NV106726041	CLS 99	ACTIVE	LODE CLAIM	3/20/2025
NV106726042	CLS 100	ACTIVE	LODE CLAIM	3/20/2025
NV106726043	CLS 101	ACTIVE	LODE CLAIM	3/20/2025
NV106726044	CLS 102	ACTIVE	LODE CLAIM	3/20/2025
NV106726045	CLS 103	ACTIVE	LODE CLAIM	3/20/2025
NV106726046	CLS 104	ACTIVE	LODE CLAIM	3/20/2025
NV106726047	CLS 110	ACTIVE	LODE CLAIM	3/21/2025
NV106726048	CLS 111	ACTIVE	LODE CLAIM	3/21/2025
NV106726049	CLS 112	ACTIVE	LODE CLAIM	3/21/2025
NV106726050	CLS 113	ACTIVE	LODE CLAIM	3/21/2025
NV106726051	CLS 114	ACTIVE	LODE CLAIM	3/21/2025
NV106726052	CLS 115	ACTIVE	LODE CLAIM	3/21/2025
NV106726053	CLS 116	ACTIVE	LODE CLAIM	3/21/2025
NV106726054	CLS 117	ACTIVE	LODE CLAIM	3/21/2025
NV106726055	CLS 118	ACTIVE	LODE CLAIM	3/21/2025
NV106726056	CLS 119	ACTIVE	LODE CLAIM	3/21/2025
NV106726057	CLS 122	ACTIVE	LODE CLAIM	3/21/2025
NV106726058	CLS 123	ACTIVE	LODE CLAIM	3/21/2025
NV106726059	CLS 124	ACTIVE	LODE CLAIM	3/21/2025
NV106726060	CLS 125	ACTIVE	LODE CLAIM	3/21/2025
NV106726061	CLS 126	ACTIVE	LODE CLAIM	3/21/2025
NV106726062	CLS 127	ACTIVE	LODE CLAIM	3/21/2025
NV106726063	CLS 128	ACTIVE	LODE CLAIM	3/21/2025
NV106726064	CLS 129	ACTIVE	LODE CLAIM	3/21/2025
NV106726065	CLS 130	ACTIVE	LODE CLAIM	3/21/2025
NV106726066	CLS 131	ACTIVE	LODE CLAIM	3/21/2025



BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV106726067	CLS 132	ACTIVE	LODE CLAIM	3/21/2025
NV106726068	CLS 133	ACTIVE	LODE CLAIM	3/21/2025
NV106726069	CLS 137	ACTIVE	LODE CLAIM	3/21/2025
NV106726070	CLS 138	ACTIVE	LODE CLAIM	3/21/2025
NV106726071	CLS 139	ACTIVE	LODE CLAIM	3/21/2025
NV106726072	CLS 140	ACTIVE	LODE CLAIM	3/21/2025
NV106726073	CLS 141	ACTIVE	LODE CLAIM	3/21/2025
NV106726074	CLS 142	ACTIVE	LODE CLAIM	3/21/2025
NV106726075	CLS 146	ACTIVE	LODE CLAIM	3/21/2025
NV106726076	CLS 147	ACTIVE	LODE CLAIM	3/21/2025
NV106726077	CLS 148	ACTIVE	LODE CLAIM	3/21/2025
NV106726078	CLS 149	ACTIVE	LODE CLAIM	3/21/2025
NV106726079	CLS 150	ACTIVE	LODE CLAIM	3/21/2025
NV106726080	CLS 151	ACTIVE	LODE CLAIM	3/21/2025
NV106726081	CLS 152	ACTIVE	LODE CLAIM	3/21/2025
NV106726082	CLS 153	ACTIVE	LODE CLAIM	3/21/2025
NV106726083	CLS 154	ACTIVE	LODE CLAIM	3/21/2025
NV106726084	CLS 164	ACTIVE	LODE CLAIM	3/21/2025
NV106736533	CLS 33	ACTIVE	LODE CLAIM	5/25/2025
NV106736534	CLS 34	ACTIVE	LODE CLAIM	5/25/2025
NV106736535	CLS 35	ACTIVE	LODE CLAIM	5/25/2025
NV106736536	CLS 36	ACTIVE	LODE CLAIM	5/25/2025
NV106736537	CLS 37	ACTIVE	LODE CLAIM	5/25/2025
NV106736538	CLS 38	ACTIVE	LODE CLAIM	5/25/2025
NV106736539	CLS 39	ACTIVE	LODE CLAIM	5/25/2025
NV106736540	CLS 40	ACTIVE	LODE CLAIM	5/25/2025
NV106736541	CLS 60	ACTIVE	LODE CLAIM	5/25/2025
NV106736542	CLS 61	ACTIVE	LODE CLAIM	5/25/2025
NV106736543	CLS 62	ACTIVE	LODE CLAIM	5/25/2025
NV106736544	CLS 63	ACTIVE	LODE CLAIM	5/25/2025
NV106736545	CLS 64	ACTIVE	LODE CLAIM	5/25/2025
NV106736546	CLS 65	ACTIVE	LODE CLAIM	5/25/2025
NV106736547	CLS 66	ACTIVE	LODE CLAIM	5/25/2025
NV106736548	CLS 67	ACTIVE	LODE CLAIM	5/25/2025
NV106736549	CLS 68	ACTIVE	LODE CLAIM	5/25/2025
NV106736550	CLS 69	ACTIVE	LODE CLAIM	5/25/2025
NV106736551	CLS 70	ACTIVE	LODE CLAIM	5/25/2025
NV106736552	CLS 71	ACTIVE	LODE CLAIM	5/25/2025
NV106736553	CLS 72	ACTIVE	LODE CLAIM	5/25/2025



BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV106736554	CLS 73	ACTIVE	LODE CLAIM	5/25/2025
NV106736555	CLS 74	ACTIVE	LODE CLAIM	5/25/2025
NV106736556	CLS 75	ACTIVE	LODE CLAIM	5/25/2025
NV106777659	CLN 1	ACTIVE	LODE CLAIM	11/14/2025
NV106777660	CLN 2	ACTIVE	LODE CLAIM	11/14/2025
NV106777661	CLN 3	ACTIVE	LODE CLAIM	11/14/2025
NV106777662	CLN 4	ACTIVE	LODE CLAIM	11/14/2025
NV106777663	CLN 5	ACTIVE	LODE CLAIM	11/14/2025
NV106777664	CLN 6	ACTIVE	LODE CLAIM	11/14/2025
NV106777665	CLN 7	ACTIVE	LODE CLAIM	11/14/2025
NV106777666	CLN 8	ACTIVE	LODE CLAIM	11/14/2025
NV106777667	CLN 9	ACTIVE	LODE CLAIM	11/14/2025
NV106777668	CLN 10	ACTIVE	LODE CLAIM	11/14/2025
NV106777669	CLN 11	ACTIVE	LODE CLAIM	11/14/2025
NV106777670	CLN 12	ACTIVE	LODE CLAIM	11/14/2025
NV106777671	CLN 13	ACTIVE	LODE CLAIM	11/14/2025
NV105825827	CLW 1	ACTIVE	LODE CLAIM	2/6/2023
NV105825828	CLW 2	ACTIVE	LODE CLAIM	2/6/2023
NV105825829	CLW 3	ACTIVE	LODE CLAIM	2/6/2023
NV105825830	CLW 4	ACTIVE	LODE CLAIM	2/6/2023
NV105825831	CLW 5	ACTIVE	LODE CLAIM	2/6/2023
NV105825832	CLW 6	ACTIVE	LODE CLAIM	2/6/2023
NV105825833	CLW 7	ACTIVE	LODE CLAIM	2/6/2023
NV105825834	CLW 8	ACTIVE	LODE CLAIM	2/6/2023
NV105825835	CLW 9	ACTIVE	LODE CLAIM	2/6/2023
NV105825836	CLW 10	ACTIVE	LODE CLAIM	2/6/2023
NV105825837	CLW 11	ACTIVE	LODE CLAIM	2/6/2023
NV106777672	CLX 1	ACTIVE	LODE CLAIM	11/13/2025
NV106777673	CLX 2	ACTIVE	LODE CLAIM	11/13/2025
NV106777674	CLX 3	ACTIVE	LODE CLAIM	11/13/2025
NV106777675	CLX 4	ACTIVE	LODE CLAIM	11/13/2025
NV106777676	CLX 5	ACTIVE	LODE CLAIM	11/13/2025
NV106777677	CLX 6	ACTIVE	LODE CLAIM	11/13/2025
NV106777678	CLX 7	ACTIVE	LODE CLAIM	11/13/2025
NV106777679	CLX 8	ACTIVE	LODE CLAIM	11/13/2025
NV106777680	CLX 9	ACTIVE	LODE CLAIM	11/13/2025
NV106777681	CLX 10	ACTIVE	LODE CLAIM	11/13/2025
NV106777682	CLX 11	ACTIVE	LODE CLAIM	11/13/2025
NV106777683	CLX 12	ACTIVE	LODE CLAIM	11/13/2025



BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV106777684	CLX 13	ACTIVE	LODE CLAIM	11/13/2025
NV106777685	CLX 14	ACTIVE	LODE CLAIM	11/13/2025
NV106777686	CLX 15	ACTIVE	LODE CLAIM	11/13/2025
NV106777687	CLX 16	ACTIVE	LODE CLAIM	11/13/2025
NV106777688	CLX 17	ACTIVE	LODE CLAIM	11/13/2025
NV106777689	CLX 18	ACTIVE	LODE CLAIM	11/13/2025
NV10677769	CLX 19	ACTIVE	LODE CLAIM	11/13/2025
NV106777691	CLX 20	ACTIVE	LODE CLAIM	11/13/2025
NV106777692	CLX 21	ACTIVE	LODE CLAIM	11/13/2025
NV106777693	CLX 22	ACTIVE	LODE CLAIM	11/13/2025
NV106777694	CLX 23	ACTIVE	LODE CLAIM	11/13/2025
NV106777695	CLX 24	ACTIVE	LODE CLAIM	11/13/2025
NV106777696	CLX 25	ACTIVE	LODE CLAIM	11/13/2025
NV106777697	CLX 26	ACTIVE	LODE CLAIM	11/13/2025
NV106777698	CLX 27	ACTIVE	LODE CLAIM	11/13/2025
NV106777699	CLX 28	ACTIVE	LODE CLAIM	11/13/2025
NV106777700	CLX 29	ACTIVE	LODE CLAIM	11/13/2025
NV106777701	CLX 30	ACTIVE	LODE CLAIM	11/13/2025
NV106777702	CLX 31	ACTIVE	LODE CLAIM	11/13/2025
NV106777703	CLX 32	ACTIVE	LODE CLAIM	11/13/2025
NV106777704	CLX 33	ACTIVE	LODE CLAIM	11/13/2025
NV106777705	CLX 34	ACTIVE	LODE CLAIM	11/13/2025
NV101474503	EAST 15	ACTIVE	LODE CLAIM	10/13/2017
NV101474504	EAST 16	ACTIVE	LODE CLAIM	10/13/2017
NV101474505	EAST 17	ACTIVE	LODE CLAIM	10/13/2017
NV101474506	EAST 18	ACTIVE	LODE CLAIM	10/13/2017
NV101474507	EAST 19	ACTIVE	LODE CLAIM	10/13/2017
NV101473511	GOO 1	ACTIVE	LODE CLAIM	9/1/2017
NV101473512	GOO 2	ACTIVE	LODE CLAIM	9/1/2017
NV101473513	GOO 3	ACTIVE	LODE CLAIM	9/1/2017
NV101474491	GOO 4	ACTIVE	LODE CLAIM	9/1/2017
NV101474492	GOO 5	ACTIVE	LODE CLAIM	9/1/2017
NV101474493	GOO 6	ACTIVE	LODE CLAIM	9/1/2017
NV101474494	GOO 7	ACTIVE	LODE CLAIM	9/1/2017
NV101474495	GOO 8	ACTIVE	LODE CLAIM	9/1/2017
NV101474496	GOO 9	ACTIVE	LODE CLAIM	9/1/2017
NV101474497	GOO 10	ACTIVE	LODE CLAIM	9/1/2017
NV101474498	GOO 11	ACTIVE	LODE CLAIM	9/1/2017
NV101474499	GOO 12	ACTIVE	LODE CLAIM	9/1/2017



BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV101474500	GOO 13	ACTIVE	LODE CLAIM	9/1/2017
NV101474501	GOO 14	ACTIVE	LODE CLAIM	9/1/2017
NV101474502	GOO 15	ACTIVE	LODE CLAIM	9/1/2017
NV101487289	GOOSE 17	ACTIVE	LODE CLAIM	9/15/2014
NV101487290	GOOSE 19	ACTIVE	LODE CLAIM	9/15/2014
NV101487291	GOOSE 21	ACTIVE	LODE CLAIM	9/15/2014
NV101487292	GOOSE 116	ACTIVE	LODE CLAIM	9/15/2014
NV101487293	GOOSE 118	ACTIVE	LODE CLAIM	9/15/2014
NV101472376	MIN 1	ACTIVE	LODE CLAIM	9/14/2017
NV101472377	MIN 2	ACTIVE	LODE CLAIM	9/14/2017
NV101472378	MIN 3	ACTIVE	LODE CLAIM	9/14/2017
NV101472379	MIN 4	ACTIVE	LODE CLAIM	9/14/2017
NV101472380	MIN 5	ACTIVE	LODE CLAIM	9/14/2017
NV101472381	MIN 6	ACTIVE	LODE CLAIM	9/14/2017
NV101472382	MIN 7	ACTIVE	LODE CLAIM	9/14/2017
NV101472383	MIN 8	ACTIVE	LODE CLAIM	9/14/2017
NV101472384	MIN 9	ACTIVE	LODE CLAIM	9/14/2017
NV101472385	MIN 10	ACTIVE	LODE CLAIM	9/14/2017
NV101473493	MIN 11	ACTIVE	LODE CLAIM	9/14/2017
NV101473494	MIN 12	ACTIVE	LODE CLAIM	9/14/2017
NV101473495	MIN 13	ACTIVE	LODE CLAIM	9/14/2017
NV101473496	MIN 14	ACTIVE	LODE CLAIM	9/14/2017
NV101473497	MIN 15	ACTIVE	LODE CLAIM	9/14/2017
NV101473498	MIN 16	ACTIVE	LODE CLAIM	9/14/2017
NV101473499	MIN 17	ACTIVE	LODE CLAIM	9/14/2017
NV101473500	MIN 18	ACTIVE	LODE CLAIM	9/14/2017
NV101473501	MIN 19	ACTIVE	LODE CLAIM	9/14/2017
NV101473502	MIN 20	ACTIVE	LODE CLAIM	9/14/2017
NV101473503	MIN 21	ACTIVE	LODE CLAIM	9/14/2017
NV101473504	MIN 22	ACTIVE	LODE CLAIM	9/14/2017
NV101473505	MIN 23	ACTIVE	LODE CLAIM	9/14/2017
NV101473506	MIN 24	ACTIVE	LODE CLAIM	9/14/2017
NV101473507	MIN 25	ACTIVE	LODE CLAIM	9/14/2017
NV101473508	MIN 26	ACTIVE	LODE CLAIM	9/14/2017
NV101473509	MIN 27	ACTIVE	LODE CLAIM	9/14/2017
NV101473510	MIN 28	ACTIVE	LODE CLAIM	9/14/2017
NV101561233	PP 1	ACTIVE	LODE CLAIM	11/17/2017
NV101561234	PP 2	ACTIVE	LODE CLAIM	11/17/2017
NV101561235	PP 3	ACTIVE	LODE CLAIM	11/17/2017



BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV101561236	PP 4	ACTIVE	LODE CLAIM	11/17/2017
NV101561237	PP 5	ACTIVE	LODE CLAIM	11/17/2017
NV101561238	PP 6	ACTIVE	LODE CLAIM	11/14/2017
NV101561239	PP 7	ACTIVE	LODE CLAIM	11/17/2017
NV101561240	PP 8	ACTIVE	LODE CLAIM	11/17/2017
NV101562022	PP 9	ACTIVE	LODE CLAIM	11/17/2017
NV101562023	PP 10	ACTIVE	LODE CLAIM	11/17/2017
NV101562024	PP 11	ACTIVE	LODE CLAIM	11/17/2017
NV101562025	PP 12	ACTIVE	LODE CLAIM	11/17/2017
NV101562026	PP 13	ACTIVE	LODE CLAIM	11/17/2017
NV101562027	PP 14	ACTIVE	LODE CLAIM	11/17/2017
NV101562028	PP 15	ACTIVE	LODE CLAIM	11/17/2017
NV101562029	PP 16	ACTIVE	LODE CLAIM	11/17/2017
NV101562030	PP 17	ACTIVE	LODE CLAIM	11/17/2017
NV101562031	PP 18	ACTIVE	LODE CLAIM	11/17/2017
NV101562032	PP 19	ACTIVE	LODE CLAIM	11/17/2017
NV101562033	PP 20	ACTIVE	LODE CLAIM	11/17/2017
NV101562034	PP 21	ACTIVE	LODE CLAIM	11/17/2017
NV101562035	PP 22	ACTIVE	LODE CLAIM	11/17/2017
NV101562036	PP 23	ACTIVE	LODE CLAIM	11/17/2017
NV101562037	PP 24	ACTIVE	LODE CLAIM	11/18/2017
NV101562038	PP 25	ACTIVE	LODE CLAIM	11/18/2017
NV101562039	PP 26	ACTIVE	LODE CLAIM	11/18/2017
NV101562040	PP 27	ACTIVE	LODE CLAIM	11/18/2017
NV101562041	PP 28	ACTIVE	LODE CLAIM	11/18/2017
NV101562042	PP 29	ACTIVE	LODE CLAIM	11/18/2017
NV101562669	PP 30	ACTIVE	LODE CLAIM	11/18/2017
NV101562670	PP 31	ACTIVE	LODE CLAIM	11/18/2017
NV101562671	PP 32	ACTIVE	LODE CLAIM	11/18/2017
NV101562801	PP 33	ACTIVE	LODE CLAIM	11/18/2017
NV101562802	PP 34	ACTIVE	LODE CLAIM	11/18/2017
NV101562803	PP 35	ACTIVE	LODE CLAIM	11/18/2017
NV101562804	PP 36	ACTIVE	LODE CLAIM	11/18/2017
NV101562805	PP 37	ACTIVE	LODE CLAIM	11/18/2017
NV101562806	PP 38	ACTIVE	LODE CLAIM	11/18/2017
NV101562807	PP 39	ACTIVE	LODE CLAIM	11/18/2017
NV101562808	PP 40	ACTIVE	LODE CLAIM	11/18/2017
NV101562809	PP 41	ACTIVE	LODE CLAIM	11/19/2017
NV101562810	PP 42	ACTIVE	LODE CLAIM	11/19/2017



BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV101562811	PP 43	ACTIVE	LODE CLAIM	11/19/2017
NV101562812	PP 44	ACTIVE	LODE CLAIM	11/19/2017
NV101562813	PP 45	ACTIVE	LODE CLAIM	11/19/2017
NV101562814	PP 46	ACTIVE	LODE CLAIM	11/19/2017
NV101562815	PP 47	ACTIVE	LODE CLAIM	11/19/2017
NV101562816	PP 48	ACTIVE	LODE CLAIM	11/19/2017
NV101562817	PP 49	ACTIVE	LODE CLAIM	11/19/2017
NV101562818	PP 50	ACTIVE	LODE CLAIM	11/19/2017
NV101883273	PP 51	ACTIVE	LODE CLAIM	11/19/2017
NV101883274	PP 52	ACTIVE	LODE CLAIM	11/19/2017
NV101883275	PP 53	ACTIVE	LODE CLAIM	11/19/2017
NV101883276	PP 54	ACTIVE	LODE CLAIM	11/19/2017
NV101883277	PP 55	ACTIVE	LODE CLAIM	11/19/2017
NV101883278	PP 56	ACTIVE	LODE CLAIM	11/19/2017
NV101883279	PP 57	ACTIVE	LODE CLAIM	11/19/2017
NV101883280	PP 58	ACTIVE	LODE CLAIM	11/19/2017
NV101883281	PP 59	ACTIVE	LODE CLAIM	11/19/2017
NV101883282	PP 60	ACTIVE	LODE CLAIM	11/19/2017
NV101883283	PP 61	ACTIVE	LODE CLAIM	11/19/2017
NV101883284	PP 62	ACTIVE	LODE CLAIM	11/19/2017
NV101883285	PP 63	ACTIVE	LODE CLAIM	11/19/2017
NV106720186	WW 1	ACTIVE	LODE CLAIM	2/15/2025
NV106720187	WW 2	ACTIVE	LODE CLAIM	2/15/2025
NV106720188	WW 3	ACTIVE	LODE CLAIM	2/15/2025
NV106720189	WW 4	ACTIVE	LODE CLAIM	2/15/2025
NV106720190	WW 5	ACTIVE	LODE CLAIM	2/15/2025



A.1.2 COUNTY LINE UNPATENTED PLACER CLAIMS

BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
NV101762621	NCC 1	ACTIVE	PLACER CLAIM	9/23/2018
NV101763001	NCC 2	ACTIVE	PLACER CLAIM	9/23/2018
NV101763002	NCC 3	ACTIVE	PLACER CLAIM	9/23/2018
NV101763003	NCC 4	ACTIVE	PLACER CLAIM	9/23/2018
NV101763004	NCC 5	ACTIVE	PLACER CLAIM	9/23/2018
NV101763005	NCC 6	ACTIVE	PLACER CLAIM	9/23/2018
NV106720191	WWP 1	ACTIVE	PLACER CLAIM	2/15/2025
NV106720192	WWP 2	ACTIVE	PLACER CLAIM	2/15/2025
NV106720193	WWP 3	ACTIVE	PLACER CLAIM	2/15/2025
NV106720194	WWP 4	ACTIVE	PLACER CLAIM	2/15/2025
NV106720195	WWP 5	ACTIVE	PLACER CLAIM	2/15/2025
NV106720196	WWP 6	ACTIVE	PLACER CLAIM	2/15/2025
NV106720197	WWP 7	ACTIVE	PLACER CLAIM	2/15/2025
NV106720198	WWP 8	ACTIVE	PLACER CLAIM	2/15/2025
NV106720199	WWP 9	ACTIVE	PLACER CLAIM	2/15/2025
NV106720200	WWP 10	ACTIVE	PLACER CLAIM	2/16/2025
NV106720201	WWP 11	ACTIVE	PLACER CLAIM	2/15/2025
NV106720202	WWP 12	ACTIVE	PLACER CLAIM	2/15/2025
NV106720203	WWP 13	ACTIVE	PLACER CLAIM	2/15/2025
NV106720204	WWP 14	ACTIVE	PLACER CLAIM	2/15/2025
NV106720205	WWP 15	ACTIVE	PLACER CLAIM	2/15/2025
NV106720206	WWP 16	ACTIVE	PLACER CLAIM	2/15/2025
NV106720207	WWP 17	ACTIVE	PLACER CLAIM	2/15/2025
NV106720208	WWP 18	ACTIVE	PLACER CLAIM	2/15/2025
NV106720209	WWP 19	ACTIVE	PLACER CLAIM	2/15/2025



A.1.3 COUNTY LINE UNPATENTED MILLING CLAIMS

BLM MLRS #	Claim Name	Case Disposition	Claim Type	Location Date
PENDING	CLM 1	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 2	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 3	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 4	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 5	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 6	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 7	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 8	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 9	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 10	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 11	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 12	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 13	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 14	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 15	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 16	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 17	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 18	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 19	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 20	FILED	MILL CLAIM	12/3/2025
PENDING	CLM 21	FILED	MILL CLAIM	12/3/2025